UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

THE NEW BERWICK GOLF CLUB, LP
A Pennsylvania Limited Partnership
473 Martzville Road
Berwick, Pennsylvania 18603
(570) 752-6691

THE BGC EQUITY GROUP, LLC
A Pennsylvania Limited Liability Company
473 Martzville Road
Berwick, Pennsylvania 18603
(570) 752-6691

Agent for Service
The BGC Equity Group, LLC
Attn: Thomas Gray
473 Martzville Road
Berwick, Pennsylvania 18603
(570) 752-6691

With a copy to:
Fox Rothschild, LLP
Attn: J. Kurtis Kline, Esq.
747 Constitution Drive
Suite 100
P.O. Box 673
Exton PA 19341-0673

8600 SERVICES – Membership Organizations

EIN
The BGC Equity Group, LLC
27-3216516

The New Berwick Golf Club, LP
27-3216648

I.R.S. Employer Identification Number

I. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. **Not applicable.**

(2) Any engineering, management or similar report referenced in the offering circular. **Not applicable.**

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement. **Available upon request.**

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I —NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

THE NEW BERWICK GOLF CLUB, LP

(a) the issuer's directors

- Joseph Felock, 1011 Sunset Drive, Berwick PA 18603 (residential)
- Michael Lally, 927 Roslyn Drive, Berwick, PA 18603 (residential)
  726 Front Street, Berwick PA 18603 (business)
- Joseph DeMelfi, 1130 Third Avenue, Berwick, PA 18603 (residential)
- Carol Vezendy, 1315 Freas Avenue, Berwick, PA 18603 (residential)
- Peter Yeager, 29 Filbert Street, Berwick, PA 18603 (residential)
- Thomas Gray, President, 913 E. 10th St. Berwick, PA 18603 (residential)
  601 W. Front St. Berwick, PA. 18603 (business)
- George Forese, Secretary, 503 Hickory Drive, Bloomsburg, PA 17815 (residential)
  3825 Columbia Boulevard, Bloomsburg, PA 17815 (business)
- Thomas Fetterman, Treasurer, 601 Broad Street, Berwick PA 18603 (residential)

(b) the issuer's officers

- Thomas Gray, President, 913 E. 10th St. Berwick, PA 18603 (residential)
  601 W. Front St. Berwick, PA. 18603 (business)
- George Forese, Secretary, 503 Hickory Drive, Bloomsburg, PA 17815 (residential)
  3825 Columbia Boulevard, Bloomsburg, PA 17815 (business)
- Thomas Fetterman, Treasurer, 601 Broad Street, Berwick PA 18603 (residential)

(c) the issuer's general partners

- The BGC Equity Group, LLC

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

- None

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities

- None

(f) promoters of the issuer

- None

(g) affiliates of the issuer

- None

(h) counsel to the issuer with respect to the proposed offering

- J. Kurtis Kline, Fox Rothschild, LLP – 747 Constitution Drive, Suite 100, P.O. Box 673, Exton PA 19341-0673

(i) each underwriter with respect to the proposed offering

- None

(j) the underwriter's directors

- None

(k) the underwriter's officers

- None

(l) the underwriter's general partners

- None

(m) counsel to the underwriter

- None

THE BGC EQUITY GROUP, LLC

(a) the issuer's directors

- Joseph Felock, 1011 Sunset Drive, Berwick PA 18603 (residential)
- Michael Lally, 927 Roslyn Drive, Berwick, PA 18603 (residential)
726 Front Street, Berwick PA 18603 (business)
- Joseph DeMelfi, 1130 Third Avenue, Berwick, PA 18603 (residential)

- Carol Vezendy, 1315 Freas Avenue, Berwick, PA 18603 (residential)
- Peter Yeager, 29 Filbert Street, Berwick, PA 18603 (residential)
- Thomas Gray, President, 913 E. 10th St. Berwick, PA 18603 (residential)
  601 W. Front St. Berwick, PA. 18603 (business)
- George Forese, Secretary, 503 Hickory Drive, Bloomsburg, PA 17815 (residential)
  3825 Columbia Boulevard, Bloomsburg, PA 17815 (business)
- Thomas Fetterman, Treasurer, 601 Broad Street, Berwick PA 18603 (residential)

(b) the issuer's officers

- Thomas Gray, President, 913 E. 10th St. Berwick, PA 18603 (residential)
  601 W. Front St. Berwick, PA. 18603 (business)
- George Forese, Secretary, 503 Hickory Drive, Bloomsburg, PA 17815 (residential)
  3825 Columbia Boulevard, Bloomsburg, PA 17815 (business)
- Thomas Fetterman, Treasurer, 601 Broad Street, Berwick PA 18603 (residential)

(c) the issuer's general partners

- None

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

- None

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities

- None

(f) promoters of the issuer

- None

(g) affiliates of the issuer

- None

(h) counsel to the issuer with respect to the proposed offering

- J. Kurtis Kline, Fox Rothschild, LLP – 747 Constitution Drive, Suite 100, P.O. Box 673, Exton PA 19341-0673

(i) each underwriter with respect to the proposed offering

- None

(j) the underwriter's directors

- None

(k) the underwriter's officers

- None

(l) the underwriter's general partners

- None

(m) counsel to the underwriter

- None

ITEM 2. Application of Rule 262

(a) No person identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not Applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuers.

The issuers have not had a net income from operations of the character in which the issuers intend to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities are to be offered by underwriters, dealers or salespersons.

(b) The jurisdictions in which securities are to be offered other than by underwriters, dealers or salesmen are Pennsylvania and New York, and such other states as determined by the Issuers, and will be offered through the use of printed advertisements of the offering, in the form prescribed by Rule 251 of the Securities Act of 1933, are expected to be made in selected newspapers reaching audiences or mailed to targeted persons as determined by the Issuers. A copy of the Offering Circular with all exhibits will be delivered to those persons who request it, together with a copy of the Subscription Agreement.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Except for the purchase of the General Partner's (The BGC Equity Group, LLC) 1% interest of the Limited Partnership (The New Berwick Golf Club, LP) as part of its initial capitalization, there were no unregistered securities issued by the issuers or any of their predecessors or affiliated issuers within one year prior to the filing of this Form 1-A.

ITEM 6. Other Present or Proposed Offerings

Neither the issuers nor any of their affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements known to the issuers or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority because the Issuers will not have any underwriters for this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

The Issuers do not have any relationships with any of the experts whose services were utilized in connection with this Offering other than in a professional business setting in connection with this Offering and the operation of their business.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II

OFFERING CIRCULAR

THE NEW BERWICK GOLF CLUB, LP
and
THE BGC EQUITY GROUP, LLC
473 Martzville Road
Berwick, Pennsylvania 18603
(570) 752-6691

The date of this Offering Circular is
__________, 2010

The New Berwick Golf Club, LP is newly-formed Pennsylvania limited partnership organized to acquire, own and operate an 18-hole Golf Course in Columbia County, Pennsylvania, to be managed by The BGC Equity Group, LLC, a newly-organized Pennsylvania limited liability company

---

This offering (the "***Offering***") is for an aggregate of up to a maximum of a combined 20,000 limited partnership interests of The New Berwick Golf Club, LP (the "***Partnership***") and up to 20,000 limited liability company interests of The BGC Equity Group, LLC (the "***Company***") that are being offered in tandem hereunder (each, a "***Unit***"), each Unit consisting of one limited partnership interest of the Partnership and one limited liability company interest of the Company, at a price of $100.00 per Unit. The minimum purchase per person or married couple is five (5) Units (for an amount equal to $500.00), and the maximum number of Units that may be purchased by any person or married couple is 1,000 Units (for an amount equal to $100,000.00). Ownership of Units does not entitle the holder thereof to any membership privileges in the Club (as hereafter defined).

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

	Price Per Units to Subscribers(1)	Aggregate Number of Units	Aggregate Price to Subscribers(2)	Estimated Proceeds to Issuers(2)
Minimum	$100.00	8,000	$800,000.00	$ 760,000.00 (3)
Maximum	$100.00	20,000	$2,000,000.00	$1,960,000.00 (4)

(1) The price of each Unit offered hereby (the "***Unit Purchase Price***") is payable in full upon the acceptance of the subscriber's subscription. 1% of the Unit Purchase Price will be allocated to the Company, and 99% will be allocated to the Partnership.

(2) The Partnership and the Company (collectively, the "***Issuers***") intend to sell the Units offered hereby through the efforts of certain officers and managers of the Company, which is the sole general partner of the Partnership, as well as others on behalf of the Issuers. Such individuals will receive no finder's fees, commissions or other compensation in connection with the sale of Units offered hereby. A portion of the proceeds received from subscriptions by subscribers will be used to pay expenses of this Offering consisting of attorneys' and accounting fees, printing, filing fees and associated costs, estimated to be, in the aggregate, up to $40,000.

(3) The minimum number of Units that the Issuers must sell in order to have access to the proceeds of this Offering is Eight Thousand (8,000) Units, representing gross proceeds of $800,000. Pending the sale of 8,000 Units, subscription proceeds will be deposited pursuant to the terms of a written escrow agreement (a copy of which is attached hereto as Exhibit A) in a non-interest bearing escrow account with First Keystone National Bank (the "***Escrow Agent***"). The Offering expiration date for the minimum offering of 8,000 Units is ____________, subject to three consecutive additional forty-five (45) day extensions as determined by the Issuers in their sole discretion.

In the event that the Issuers have not sold a minimum of 8,000 Units on or before ______________ (unless extended, as aforementioned) (the "***Termination Date***"), subscription proceeds will be returned to the subscribers without interest or deduction. The Issuers will not have access to the proceeds of this Offering unless at least 8,000 Units are sold prior to the Termination Date, as may be possibly extended.

(4) Following the sale of 8,000 Units (the "***Initial Closing***"), this Offering may continue for an indefinite period, in the Issuers' discretion, until a total of Twenty Thousand (20,000) Units are sold, although the Issuers may terminate the Offering at any time, without notice. The Issuers will have immediate access to the proceeds of all subscriptions received after the Initial Closing.

Purchasers of Units may include persons who are subscribing for reasons not necessarily based upon the merits of the investment opportunity but who are investing for sentimental or personal reasons but not for financial reasons. Subscribers may not assume that the sale of the 8,000 minimum number of Units is an independent corroboration of the merits of the Offering.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SUBSCRIBERS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "HIGH RISK FACTORS." OFFERS ARE PERMITTED ONLY TO RESIDENTS OF CERTAIN STATES. SEE "INVESTOR SUITABILITY."

THIS OFFERING CIRCULAR MUST BE UPDATED IN ACCORDANCE WITH RULE 253 UNDER THE SECURITIES ACT OF 1933 WITHIN TWELVE (12) MONTHS OF THE DATE HEREOF.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE PENNSYLVANIA SECURITIES COMMISSION NOR THE SECURITIES COMMISSION OF ANY OTHER STATE, NOR HAS THE PENNSYLVANIA SECURITIES COMMISSION NOR THE SECURITIES COMMISSION OF ANY OTHER STATE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION IS DISTRIBUTED UNDER UNITED STATES SECURITIES AND EXCHANGE COMMISSION REGULATION A AND THE RULES OF THE PENNSYLVANIA

SECURITIES COMMISSION AND THE APPLICABLE SECURITIES COMMISSIONS OF SUCH OTHER STATES IN WHICH THE UNITS MAY BE SOLD IN THIS OFFERING. NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES COMMISSION OF ANY OTHER STATE HAS REVIEWED OR APPROVED ITS FORM OR CONTENT.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR. INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR ANY REPRESENTATIVE OR AGENT THEREOF.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE MAY NOT LAWFULLY BE MADE. THE STATEMENTS IN THIS OFFERING CIRCULAR ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED.

THIS OFFERING CIRCULAR SUPERSEDES ALL PRIOR BUSINESS PLANS FOR THE COMPANY OR THE PARTNERSHIP. POTENTIAL SUBSCRIBERS SHOULD RELY SOLELY ON INFORMATION CONTAINED IN THIS OFFERING CIRCULAR OR FURNISHED TO THEM BY AN OFFICER OF THE COMPANY OR THE PARTNERSHIP AFTER THE DATE OF THIS OFFERING CIRCULAR AND NOT ON ANY OTHER INFORMATION RELATING TO THE COMPANY OR THE PARTNERSHIP. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE OF SECURITIES PURSUANT TO THIS OFFERING SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE PARTNERSHIP SINCE THE DATE HEREOF. HOWEVER, UNDER RULE 253(e)(i) UNDER THE SECURITIES ACT OF 1933, THE COMPANY AND THE PARTNERSHIP SHALL REVISE OR UPDATE THIS OFFERING CIRCULAR DURING THE COURSE OF THIS OFFERING WHENEVER THE INFORMATION THIS OFFERING CIRCULAR CONTAINS HAS BECOME FALSE OR MISLEADING IN LIGHT OF EXISTING CIRCUMSTANCES, MATERIAL DEVELOPMENTS HAVE OCCURRED, OR THERE HAS BEEN A FUNDAMENTAL CHANGE IN THE INFORMATION PRESENTED.

STATEMENT REGARDING FORWARD LOOKING STATEMENTS

THE STATEMENTS, PROJECTIONS AND ESTIMATES OF FUTURE PERFORMANCE OF THE ISSUERS OR VARIOUS ELEMENTS OF THE ISSUERS' BUSINESS CONTAINED IN THIS MEMORANDUM THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS. SUBSCRIBERS SHOULD EXPECT THAT ANTICIPATED EVENTS AND CIRCUMSTANCES SHALL NOT OCCUR, THAT UNANTICIPATED EVENTS AND CIRCUMSTANCES SHALL OCCUR, AND THAT ACTUAL RESULTS SHALL LIKELY VARY FROM THE FORWARD-LOOKING CIRCUMSTANCES. SUBSCRIBERS SHOULD BE AWARE THAT A NUMBER OF FACTORS COULD CAUSE THE FORWARD-LOOKING STATEMENTS OR PROJECTIONS CONTAINED IN THIS MEMORANDUM OR OTHERWISE MADE BY OR ON BEHALF OF THE ISSUERS TO BE INCORRECT OR TO DIFFER MATERIALLY FROM ACTUAL RESULTS. SUCH FACTORS MAY INCLUDE, WITHOUT LIMITATION, (i) THE ABILITY OF THE ISSUERS TO EFFECTUATE THE PURCHASE OF THE ASSETS AND TO COMPLETE THE ACQUISITION OF THE BERWICK GOLF COURSE, (ii) COMPETITION FROM OTHER COMPANIES, (iii) THE ISSUERS' SALES AND MARKETING CAPABILITIES, (iv) THE ISSUERS' ABILITY TO SELL THEIR SERVICES AND PRODUCTS PROFITABLY, (v) AVAILABILITY OF

ADEQUATE DEBT AND EQUITY FINANCING, AND (vi) GENERAL BUSINESS AND ECONOMIC CONDITIONS. THESE IMPORTANT FACTORS AND CERTAIN OTHER FACTORS THAT MIGHT AFFECT THE ISSUERS' FINANCIAL AND BUSINESS RESULTS ARE DISCUSSED IN THIS MEMORANDUM UNDER "HIGH RISK FACTORS." THERE CAN BE NO ASSURANCE THAT THE ISSUERS WILL BE ABLE TO ANTICIPATE, RESPOND TO OR ADAPT TO CHANGES IN ANY FACTORS AFFECTING THE ISSUERS' BUSINESS AND FINANCIAL RESULTS.

The Issuers reserve the right to reject any subscription in whole or in part for any reason, including, without limitation, compliance with any securities laws.

The Issuers have filed with the United States Securities and Exchange Commission (the "***Commission***") an Offering Statement on Form 1-A pursuant to Regulation A of the Rules and Regulations under the Securities Act of 1933, as amended, in connection with the Units offered hereby. This Offering Circular omits certain information contained in the Offering Statement and reference is hereby made to the Offering Statement and exhibits thereto for further information with respect to the Issuers and the Units to which this Offering Circular relates. The Offering Statement may be inspected, without charge, at the offices of the Commission, 100 F Street, NE, Washington DC 20549. Copies of all or any part of the Offering Statement may be obtained from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

Each year the Issuers will prepare and distribute to their partners and members, as applicable, an annual report which will contain a copy of the Issuers' respective financial statements for their most recent fiscal years, each which end on December 31.

INVESTOR SUITABILITY

Only residents of Pennsylvania and such other states in which the Issuers may choose to register this Offering under applicable securities may purchase the Units offered hereby. Each Subscriber will be required to execute a Subscription Agreement, a form of which is attached hereto as Exhibit B, which, among other things, requires the Subscriber to certify his or her state of residence. A Subscriber who is a resident of a state other than a state in which the Offering has been qualified for sale may request that the Issuers register the Offering in the state in which such Subscriber resides. However, the Issuers are under no obligation to do so, and may refuse any such request.

Table of Contents

Exhibits

SUMMARY INFORMATION, RISK FACTORS AND DILUTION

SUMMARY OF THE OFFERING

The following summary is qualified in its entirely by, and should be read in conjunction with the more detailed information and financial statements included elsewhere in this Offering Circular.

THE ISSUERS

The New Berwick Golf Club, LP (the "***Partnership***") is a Pennsylvania limited partnership formed on August 6, 2010, by filing that certain Certificate of Limited Partnership, a copy of which is attached hereto as Exhibit C, with the appropriate authorities in the Commonwealth of Pennsylvania. Its sole general partner, The BGC Equity Group, LLC, a Pennsylvania limited liability company (the "***Company***" or the "***General Partner***"), was also formed on August 6, 2010, by filing that certain Certificate of Organization, a copy of which is attached hereto as Exhibit C, with the appropriate authorities in the Commonwealth of Pennsylvania. The Company and the Partnership are collectively referred to herein as the "***Issuers***". The Partnership was organized to pursue the acquisition, ownership and operation of a premier 18-hole, limited membership golf course and related facilities (the "***Club***") located in Columbia County, Pennsylvania. The Partnership will be managed by the Company. The Club was previously owned and operated by, and is being acquired from, Berwick Golf Club, Inc., a non-profit corporation ("***BGC***"). As a result of these transactions, BGC will cease operations.

THE OFFERING

Securities Offered.	The Issuers, through the Company's officers and board of managers, are offering, on a best efforts only basis, a maximum of 20,000 Units and a minimum of 8,000 Units. Each Unit includes a limited partnership interest in the Partnership and a limited liability company interest in the Company. There are not any distinctions between the Units offered hereby, and only one class of Unit is being sold hereunder.
Offering Duration.	Commencing on the date hereof and terminating on________________, subject to three additional forty-five (45) day extensions by the Issuers in their sole discretion. In the event that the Minimum Offering of $800,000 in subscriptions is not raised by ______, subject to three extensions of forty five (45) days each, all subscription proceeds shall be returned from escrow to subscribers, without interest or deduction.
Minimum Offering.	The Issuers expect to accept and close on the first subscriptions once subscriptions for the Minimum Offering of $800,000 are received (i.e., 8,000 Units are sold). Subsequent to the Initial Closing, the Issuers will have immediate access to the proceeds of all subscriptions received.
Club Membership.	Subscribing for Units will not entitle the holder thereof (each, an "***Equity Owner***") to any membership privileges at the Club, including, but not limited to, any rights to play golf at the Club.

Eligibility Requirements.	Units may be acquired by qualified individuals or jointly-titled with a spouse, certain retirement accounts, entities, corporations, and such other persons as described in greater detail herein.
Transfer Restrictions.	Units are not transferable through resale until the earlier when the Issuers attains their goal of selling at least 20,000 Units or the Offering terminates, except upon application to the General Partner which may deny the application in its sole discretion. Thereafter, Units may only be transferred after a holder thereof provides the Issuers with an option to purchase such Units. In the event the Issuers choose not to purchase the offered Units, the Units must be offered to the other Equity Owners. Notwithstanding the foregoing, Units may be transferred to a family member, trust or such other estate-planning vehicle, and to an entity that is established for financial planning purposes, without regard to any such restrictions. Although the Issuers will not be involved in setting the resale price, the Limited Partnership Agreement of the Partnership, a form of which is attached hereto as Exhibit D (the "***Partnership Agreement***") and the Limited Liability Company Operating Agreement of the Company, a form of which is attached hereto as Exhibit E (the "***Operating Agreement***") provide for the manner in which Units are to be offered and sold. No assurances can be given as to the existence of a resale market. Upon a transfer, a $50.00 transfer fee or such amount as set forth in the Partnership Agreement and the Operating Agreement will be payable by the seller thereof. In addition, transfer restrictions are imposed by securities laws of states in which the Units may be sold.
Limitation on Ownership.	No single person or married couple may, directly or indirectly, own or control in the aggregate more than 1,000 Units. Notwithstanding the foregoing, such restrictions shall not prohibit an Equity Owner from owning more than 1,000 Units to the extent such an Equity Owner acquires more than 1,000 Units as a result of (1) a bequest or other testamentary gift from an estate, trust or similar entity, (2) acquiring additional Units as a result of an Assessment (as hereinafter defined), or (3) purchasing additional Units upon written consent of the General Partner; provided, however, to the extent such Equity Owner owns or controls more than 1,000 Units as a result of number (1) above, such excess amount over 1,000 shall become non-voting Units until such time when such Units are owned by a person holding or controlling less than 1,000 Units, or otherwise agreed in writing by the General Partner.
Unit Prices.	The Units that are available in this Offering for purchase consist of one class as follows:

Security Type	Unit Purchase Price
Unit	$100.00

The Unit Purchase Price has been set by the General Partner primarily based upon (i) the amount of BGC liabilities that are being assumed by the Partnership in the purchase, and (ii) the sale of the minimum of 8,000 Units will enable the Partnership to pay down approximately $615,000 of BGC liabilities, it being anticipated that the cash flow from operations of the Club will enable the Partnership to manage the remaining BGC liabilities that are being assumed and otherwise operate the Club as anticipated. No relationship should be inferred between the Unit Purchase Price and the Issuers' assets, earnings, book value or any other objective or traditional standards of valuation. The Unit Purchase Price will be allocated 1% to the Company and 99% to the Partnership so that approximately $1.00 of each $100 investment is allocated for the purchase of an ownership interest in the Company and $99.00 of each $100 investment is allocated for the purchase of an ownership interest in the Partnership.

Payment Terms.

The Unit Purchase Price is payable in full at the time of subscribing.

Net Proceeds from the Offering.

The estimated minimum net proceeds are $760,000, and the estimated maximum net proceeds are $1,960,000 (after deducting estimated expenses of this Offering in the approximate amount of $40,000).

Use of Proceeds.

Net Proceeds from the Offering will be used primarily to pay down liabilities of BGC that are being assumed pursuant to that certain asset purchase agreement, a copy of which is attached hereto as Exhibit F (the "***Asset Purchase Agreement***"), and, to a lesser extent to pay certain golf course related expenses, to make certain structural and other repairs to the Club buildings, to purchase new carpet and a new roof, painting, and for other similar expenses. See the "Proposed Use of Proceeds" for the proposed use of the Net Proceeds from the Offering at the various levels of equity raising.

High Risk Factors.

An investment in the Issuers' securities involves a high degree of risk in view of the uncertainty as to whether the Issuers will be able to sell a sufficient number of Units to purchase the assets of BGC; the uncertainty as to whether sufficient proceeds will be raised from the sale of additional Units to enable the Issuers to satisfy the debt obligations of BGC; the lack of a marketing or feasibility study and the lack of a formal, independently prepared budget; competition from other existing and planned private and public golf clubs; the uncertainty as to the amount of annual dues, and the possibility, upon the vote of sixty percent (60%) of the Equity Owners, of future Assessments; the fact that the Issuers do not intend to seek a ruling from the Internal Revenue Service that the Issuers should be classified as a partnership for federal income tax purposes; and the lack of liquidity in this investment, the transfer restrictions, and the uncertainty as to

whether a resale market will develop for the Units. Prospective subscribers should review carefully and consider the factors described under "High Risk Factors."

HIGH RISK FACTORS

AN INVESTMENT IN THE UNITS IS SUBJECT TO A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR PERSONS OF SUBSTANTIAL FINANCIAL MEANS WHO HAVE NO NEED FOR LIQUIDITY IN THEIR INVESTMENT. THE ISSUERS ARE SUBJECT TO ALL OF THE RISKS INVOLVED IN THE MANAGEMENT, OPERATION, AND SUSTAINABILITY OF A GOLF CLUB, IN PARTICULAR, A CLUB THAT HAS BEEN LOSING MONEY. PRIOR TO SUBSCRIBING FOR ANY UNITS, PROSPECTIVE SUBSCRIBERS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AMONG OTHERS DESCRIBED ELSEWHERE IN THIS OFFERING CIRCULAR:

1. ***BGC Incurred Losses, and There Can Be No Assurances that the Partnership Will Operate on a Profitable Basis.*** During the fiscal years ended October 31, 2009 and 2008, BGC incurred losses of $70,071 and $147,596, respectively. Revenues and Assessments declined from $910,816 for the year ended October 31, 2008, to $819,134 for the year ended October 31, 2009, while operating expenses declined from $989,554 for the year ended October 31, 2008, to $826,900 for the year ended October 31, 2009. At October 31, 2009, BGC's current liabilities exceeded its current assets by $77,266. BGC's financial statements for these periods appear to contain a "going concern" qualification. There can be no assurances that the Partnership will be more successful than BGC, and it is possible that the Partnership also will lose money.

The Company believes that it will be able to successfully operate the Club as a result of a combination of factors that include increasing the size of the membership that will come about as a result of the "new spirit" that the Conversion (as hereinafter defined) is expected to produce in the Club, and as a result of upgrading the facilities and improved management. The Company is also contemplating different types of memberships which may attract more members, running new recruitment campaigns and related specials, offering certain membership benefits, and considering other ways to increase membership.

Cash flow is expected to improve also as a result of reducing mortgage debt and paying off other debt. The Issuers expect that $175,000 of proceeds from this Offering will be used to pay off accounts payable that BGC incurred, and an additional $40,000 will be used to pay down a credit line that BGC established, thereby paying down other indebtedness that BGC incurred. Additionally, $400,000 of proceeds from the Minimum Offering of $800,000 will be used to pay down the mortgage on the real estate, which will reduce the Partnership's annual mortgage obligation by approximately $27,734, as compared to the amount that would have been payable by BGC had there not been a Conversion. A very substantial part of proceeds beyond the $800,000 Minimum Offering will be applied to further pay down the mortgage to the extent so raised, which will further reduce the monthly mortgage payments payable by the Partnership.

In addition, the Company has contacted a third-party consultant with whom it may contract who provides consulting services with respect to streamlining operations and reducing overhead. Currently, the Golf Pro is managing the entire operations of the Club, and the Company is evaluating various options to minimize any increases in salaries, but perhaps hire additional personnel who are qualified to run the other departments of the Club and thereby significantly reduce expenses by making such departments more effecient. Specifically, the dining facilities are not as efficient as most commercial restaurants, on average, with respect to the percentage of food sold versus food purchased. The Company plans to establish practices by which such percentage is increased, and to otherwise conform the dining operations to a commercially reasonable standard. The Company is also evaluating whether any changes to the menu may be necessary to enhance sales.

However, there can be no assurances that the revenues that the Partnership receives from operating the Club will be sufficient to allow it to meet its obligations, or that the Partnership will be successful. If the Partnership is not successful, its principal asset, the real estate, could be foreclosed upon, and subscribers in this Offering could lose their entire investment.

2. ***The Partnership Will Continue to Have Substantial Mortgage Debt if Only the Minimum Offering is Raised, and the Cash Flow from the Club's Operations May Not Be Sufficient In Order for the Partnership to Meet its Obligations.*** The Partnership's mortgage debt if only the $800,000 of proceeds are raised is expected to be approximately $744,000, with annual debt service of approximately $54,000. Although the Partnership does not anticipate inordinate difficulty in servicing this mortgage debt and paying the other obligations of the Club, no assurances can be given that the Partnership will be able to meet its financial obligations if only the Minimum is raised, or even if all of the Units offered hereby are sold.

3. ***No Formal Market Study; No Certainty that the Club will be able to Enlarge its Membership.*** BGC had 244 dues-paying members as of November 17, 2009, and 264 as of October 1, 2008. The Company's goal and plan is to increase the number of members to 300 within 18 months. Initially the Company intends to maintain dues at the current rates, but the Company hopes to be able increase dues by modest amounts after the first full year of operations under the management of the Issuers; however, the Company does not know whether this will be feasible. The Company has not conducted a formal market study as to the demand for or extent of interest in becoming a member of the Club at the prices set for membership. The Company believes that there will be sufficient interest from the community, and anticipates that most members of the Club will live within a 30-minute drive from the Club; however, no independent study has been done as to whether within such radius the target membership size exists.

4. ***The Club Will Not Be Operated so as to Maximize Profitability, and Subscribers Should Not Expect to Receive Partnership Distributions.*** The primary motivation for the Conversion is the preservation of the Club as a community asset, not the maximization of profit. The General Partner intends to follow prudent business practices in managing the Club, but does not intend to maximize the profitability of the Club for purposes of creating distributions to Equity Owners. Subscribers in this Offering should not expect distributions, and there may never be any distributions from the Issuers. The Issuers will seek to initially operate on approximately a break-even basis, but may also at some future date generate a profit from operations. If the Issuers are profitable, they will not be required to make distributions to Equity Owners, who will be deemed to have taxable income as a result of such profitability but may not have received any cash distributions with which to pay the resulting tax liability.

5. ***The Asset Purchase Agreement Contains Minimum Representations and Warranties and was not Negotiated at Arms Length, and the Partnership is Assuming All Liabilities of BGC.*** The Partnership will purchase all of the assets and assume all of the liabilities of BGC pursuant to the Asset Purchase Agreement. The Asset Purchase Agreement is a simplified version, and was not negotiated at arms length. It contains limited representations and warranties, and contains no warranties with respect to the assets, liabilities, expenses, known or unknown litigation, environmental issues, compliance with federal, state, or local laws, and operations. Further, pursuant to the Asset Purchase Agreement, the Partnership will assume all of BGC's liabilities, and to the extent there are unknown liabilities of BGC, likely these will become liabilities of the Partnership. The purchase price for the assets of BGC will be a nominal amount of cash plus the assumption of all of BGC's liabilities.

6. ***The Club Will Face Substantial Competition.*** The existing and potential competition for the Club includes numerous public and private golf and country clubs which offer similar golf facilities and, in many cases, additional athletic and social facilities, which may be considered preferable by potential users of the proposed facilities. The Company is aware of the following golf club facilities that could

directly compete with the Club: Arnold's Golf Course, Rolling Pines Golf Course, Sugarloaf Golf Club, Valley Country Club, Morgan Hills, Hunlock Creek, Mill Race Golf and Camping Resort, Eagle Rock Golf and Ski Resort, Sand Springs Country Club, Blue Ridge Trail Golf Club, Edgewood in the Pines Golf Club, Frosty Valley Country Club, Cherokee Golf Course, Three Ponds Golf Club, Liberty Valley Country Club, Indian Hills Country Club, and Rolling Meadows Golf Course. Although the Company believes that the Club will differentiate itself by the quality of its golf course design, its exclusive focus on golf, their limited membership and the fact that, unlike existing clubs, many of the members will also be holders of Units of the Issuers that own the golf course and related facilities and are not simply members of an organization, no assurances can be given that the ability of the Club to obtain a sufficient number of memberships will not be adversely affected by the presence of other high quality golf facilities located in Pennsylvania.

7. ***BGC is Currently Involved in Litigation.*** BGC has been recently sued by a food supplier, Sysco Central Pennsylvania, LLC, in the Court of Common Pleas of Columbia County, Pennsylvania (the "***Lawsuit***"). The aggregate amount of the various claims for damages set forth in the Lawsuit is Nine Thousand Eight Hundred Eighty-Nine Dollars and Thirty-One Cents ($9,889.31). BGC has responded to such Lawsuit, and anticipates settling same prior to the Offering. While the aggregate amount of claims set forth in the Lawsuit is not material, there is a possibility that, if not paid, such Lawsuit could result in a lien against the property owned by BGC. In the event BGC did not have the resources to satisfy the lien, the Issuers would be required to use an amount of proceeds from the Offering to satisfy such lien. The issuers have already accounted for such expense, as is described in greater detail herein in the Section entitled "Use of Proceeds to Issuer."

8. ***Absence of an Underwriter.*** No underwriter has been engaged to assist in the sale of the Units offered hereby. Instead, the Units are being offered and sold directly by the Issuers. Although the Issuers elected not to engage an underwriter primarily because of their belief that the market for the Units offered hereby is very localized, no assurances can be given that the sale of the Units offered hereby will not be adversely affected by the absence of an underwriter.

9. ***Restrictions on Transferability.*** Each prospective subscriber should consider an investment in the Units to be a long-term investment. There are a variety of restrictions upon the transferability of the Units, including, but not limited to, the following:

(i) The Partnership Agreement and the Operating Agreement provide that no Equity Owner may transfer a Unit without the consent of the General Partner or the "Board" (as defined below), which consent may be arbitrarily withheld. Absent extenuating circumstances, the Issuers do not anticipate consenting to any transfer of a Unit by resale before the earlier of the sale of 20,000 Units or the Offering closes. Other restrictions are set forth in the form of Partnership Agreement and Operating Agreement;

(ii) The Partnership Agreement and the Operating Agreement limit the right of an Equity Owner to transfer a Unit without following certain other procedures and being subject to certain other restrictions and obligations as set forth in greater detail therein;

(iii) A Fifty Dollar ($50.00) transfer fee, or such amount then-provided in the Partnership Agreement and the Operating Agreement, will be assessed on any transfer. The Partnership Agreement and Operating Agreement impose restrictions on the manner in which a Unit may be sold. No assurances can be given as to the existence of a resale market. An investor may not be able to find a buyer for his Units. It is not likely that the Units will be acceptable collateral to be pledged to secure a loan; and

(iv) Although the Offering Statement of which this Offering Circular is a part has been qualified with the United States Securities and Exchange Commission pursuant to Regulation A under the

Securities Act of 1933, as amended, and as such, the Units are freely transferable under the Federal Securities laws, the Units have only been registered in Pennsylvania and certain other states as may be determined by the General Partner, and may not be sold or otherwise transferred to persons of any other state unless they are subsequently registered or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer.

10. ***Lack of Public Market.*** The investment represented by a purchase of the Units offered hereby is illiquid and will remain illiquid. There is no public market for the Units, nor is there any expectation that one will develop as a result of this Offering. Accordingly, an investor in the Units may not be able to sell his or her Units readily, if at all, and therefore must be able to bear the economic risk of the investment for an indefinite period of time. Although the Units are transferable under conditions elsewhere described, no assurances can be given as to the extent, if any, of demand for the Units on a resale basis.

11. ***Possibility of Assessments.*** Subject to an Equity Owner's right to opt-out of any Assessment, the Issuers shall have no right to require additional capital from Equity Owners without the prior consent those Equity Owners holding 60% of the issued and outstanding Units. The Issuers may, once the General Partner reasonably determines the Issuers require additional capital to maintain or improve the Club, require additional capital from the Equity Owners after the prior written consent of Equity Owners holding at least sixty percent (60%) of the outstanding Units. In such event, the Company shall notify all Equity Owners of their obligation to pay additional funds to the Issuers *pro rata* on the basis of their respective Units (an "***Assessment***"). If any Equity Owner fails to contribute such additional funds as may be required, the other Equity Owners shall have the right, but not the obligation, to loan or contribute to the Issuers the additional funds required, which may result in the dilution of certain Equity Owners who do not participate in an Assessment or only participate on a limited basis. No assurances can be given that Assessments will not be imposed. Notwithstanding the foregoing, all Equity Owners shall have the right, without any ramifications other than a potential dilution effect, to not participate in any Assessment. Notably, any such Assessments shall be particular to Equity Owners, and the Issuers shall have no right to assess the non-equity golfing members of the Club.

12. ***Dependence on Key Persons; Lack of Management Experience in Operating a Golf Course.*** The success of the Offering, sale of Units, and the other transactions that are described in this Offering Circular (collectively, the "***Conversion***") is very much dependent upon the personal efforts and abilities of the Equity Committee and the Board of Managers of the General Partner (the "***Board***"), as well as those officers and managers listed under "Management" below. The loss or unavailability of any of the foregoing could adversely affect the Conversion. However, not all of the officers or managers of the General Partner have experience in operating a golf course, although the Issuers believe that such persons have significant relevant experience. No assurances can be given that such officers' or managers' lack of experience in operating a golf course will not adversely affect the success of the Conversion. Within six (6) months following the Conversion, and perhaps sooner, the Issuers intend for the Equity Owners to vote for new managers to comprise the Board. Such newly-elected managers may or may not have any experience managing golf courses and/or restaurants, and may not have any other relevant business experience.

13. ***Limited Operating Revenues.*** The Partnership will have limited operating revenues after completion of this Offering and the related Conversion. The Partnership's sources of income will be primarily from the Club in the form of membership dues and guest fees, and to a lesser extent, from membership transfer fees, the sale of food and beverages, the rental of its banquet facilities, and tournaments, raffles, and such other minimal revenue generators. It is anticipated that these sources will generate all of the Partnership's operating revenues. The Issuers shall have the right to make Assessments. The General Partner does not expect to have any significant revenue or expense.

14. ***Offering Price Is Not Necessarily Market Value.*** The Unit Purchase Price has been set by the General Partner primarily based upon the amount of BGC liabilities that are being assumed by the Partnership in the Conversion, and assuming the sale of the minimum of 8,000 Units which will enable the Partnership to pay down approximately $615,000 of BGC liabilities, it is anticipated that the cash flow from operations of the Club will enable the Partnership to manage the remaining BGC liabilities that are being assumed and otherwise operate the Club as anticipated. No relationship should be inferred between the Unit Purchase Price and the Partnership's or the General Partner's assets, earnings, book value or any other objective or traditional standards of valuation.

15. ***Limitation on Equity-Owners' Role.*** The Equity Owners, as such, are restricted from taking part in the management of the Partnership's business, which will be vested exclusively in the Company as the General Partner. Under the provisions of the Partnership Agreement and the Operating Agreement, the Equity Owners will have very restricted rights to vote upon issues affecting the Issuers. The primary power such Equity Owners will have will be to vote on a *pro-rata* basis for the members of the Board.

16. ***Tax Status of the Partnership and the Company.*** There is no assurance that the Internal Revenue Service (the "***IRS***") will determine that, under current law, the Issuers should be classified as partnerships and not as associations taxable as corporations for federal income tax purposes, because the Issuers have not received and do not intend to request a ruling from the IRS on this issue. The General Partner has the right in its discretion to elect to have the Issuers treated as associations taxable as corporations. If the Partnership or the Company should be held or elect to be an association taxable as a corporation, the tax treatment to the Partnership, the Company and the Equity Owners might be materially adversely affected.

EACH PROSPECTIVE SUBSCRIBER IS URGED TO CONSULT HIS OR HER OWN ADVISOR CONCERNING THE CONSEQUENCES OF AN INVESTMENT IN, AND THE ORGANIZATION AND OPERATION OF, THE ISSUERS.

17. ***Conflicts of Interests; Contracts Between the Partnership and the General Partner and Between the Partnership and Partners.*** The interests of the Company as the General Partner of the Partnership may not always be consistent with the interests of the partners in their capacity as limited partners of the Partnership. There may also be conflicts of interest between any individual partner and the Partnership. The Partnership Agreement provides that the Board must approve agreements between the Partnership and any partner, and the General Partner on behalf of the Partnership has determined that all proposed contracts between the Partnership and any partner also must be on terms no less favorable to the Partnership than the terms on which such services would be available from independent third parties, determined on a competitive bid process.

18. ***Reliance on Current Laws.*** The Partnership intends to obtain and/or have transferred from BGC appropriate licenses as may be required to serve food and beverages to members and their guests. The Issuers' proposed operations depend in part upon state and local laws and regulations. Changes in such laws or regulatory action providing new or different interpretations or guidance regarding such laws could have a material adverse effect on the future operations or financial performance of the Issuers.

19. ***General Liability.*** There are a variety of liability issues which could affect the Partnership and/or the General Partner in the amount of any lawsuit initiated by a third party. Although the Partnership and the General Partner will carry liability insurance, this insurance may not cover all potential claims or may not be adequate to fully indemnify against all losses. Any imposition of liability or legal defense expenses that are not covered by insurance or are in excess of insurance coverage may have an adverse effect on the Partnership's and the General Partner's business, operating results and financial condition.

20. ***Possible Loss on Dissolution and Termination.*** If the Partnership and/or the General Partner were to dissolve, as part of ceasing to do business or otherwise, they will be required to pay all amounts owed to any creditors before distributing any assets to their limited partners or members. There is no assurance that in the event of such a dissolution, there will be sufficient assets to distribute to the Equity Owners.

DILUTION

Capitalization/Dilution

Minimum Offering:

Party(s)	**Number of Units**	**Percentage Ownership of Partnership**
Purchasers in this Offering	8,000	99%
Total:	8,000	99%

Maximum Offering:

Party(s)	**Number of Units**	**Percentage Ownership of Partnership**
Purchasers in this Offering	20,000	99%
Total:	20,000	99%

The General Partner has a 1% interest in the Partnership that is not diluted by the sale of additional Units.

Each Equity Owner will also own a *pro rata* portion of the General Partner.

PLAN OF DISTRIBUTION

The Units will not be offered through an underwriter. The Issuers intend to sell the Units offered hereby through the efforts of certain officers and members of the Board, as well as others on behalf of the Issuers. Such individuals will receive no finder's fees, commissions or other compensation in connection with the sale of Units offered hereby.

The Issuers will promptly return all subscription proceeds without interest or deduction following the Termination Date if the minimum amount of Units (8,000) are not sold by that time. Following the Initial Closing, this Offering may continue for an indefinite period, in the Issuers' discretion, until a total of Twenty Thousand (20,000) Units are sold, although the Issuers may terminate the Offering at any time, without notice. The Issuers will have immediate access to the proceeds of all subscriptions received after the Initial Closing.

USE OF PROCEEDS TO ISSUER

PROPOSED USE OF EQUITY FUNDS	AT VARIOUS LEVELS		
AMOUNT OF EQUITY RAISED	**$800,000**	**$1,200,000**	**$2,000,000**
LESS CONVERSION COSTS	40,000	40,000	40,000
AVAILABLE FUNDS	760,000	1,160,000	1,960,000
APPLICATION OF FUNDS:			
ACCOUNTS PAYABLE *	175,000	175,000	175,000
MORTGAGE PAYDOWN**	400,000	800,000	1,144,000
CREDIT LINE PAYDOWN	40,000	40,000	40,000
SUBTOTAL	615,000	1,015,000	1,359,000
CAPITAL PROJECTS:			
ROOF REPAIR	71,000	71,000	71,000
HEATING SYSTEM	35,000	35,000	35,000
CARPET	0	0	15,000
AIR CONDITIONING	1,000	10,000	25,000
GOLF CARTS	5,000	10,000	40,000
OUTSIDE PAINTING	0	0	20,000
PARKING LOT SEALING	0	0	15,000
KITCHEN COOLERS & FREEZERS	0	0	20,000
CART PATHS	0	0	15,000
SUBTOTAL	121,000	126,000	256,000
TOTAL USE BEFORE RESERVE	**736,000**	**1,141,000**	**1,584,000**
CAPITAL RESERVE	24,000	19,000	376,000
MORTGAGE SAVINGS/YEAR EST.	27,734	55,692	81,708

*Accounts Payable balance $181,215 as of 6/24/10.

** Mortgage balance $1,144,000 as of 5/5/10.

The figures above are estimates based on the most recent values obtained by the Issuers. The assets of BGC will be acquired pursuant to the Asset Purchase Agreement between the Partnership and BGC. All assets acquired by the Issuers were valued at Book Value.

DESCRIPTION OF BUSINESS

Background.

On May 24, 1920, at the insistence of sixty-four initial members, a golf club was organized in Berwick, Pennsylvania. The organization's Board of Directors named the club the "Berwick Golf Club" and created a site committee to evaluate property for constructing a golf course. On August 20, 1920, the Board of Directors passed a motion approving the acquisition of the C.C. Evans farm consisting of 99 acres located on Martzville Road for an amount equal to $10,000. Articles of Incorporation for the Berwick Golf Club were filed September 3, 1920, and approved by the Superior Court of Columbia County on October 2, 1920.

Noted golf course designer Franklin Meehan laid out the initial 9 holes, and 9 greens were leveled and seeded. Additional land was purchased throughout the years, and in 1959, BGC was expanded to an 18-hole facility. In 1987, a Special Meeting was held to consider major renovations and upgrades to the club house. The project was very expensive and BGC had never been involved in a project of such magnitude.

Anticipating the possibility of some controversy, the decision was made to hold the vote and presentation meeting at the High School Auditorium. Architect Ed Sickora II built a scale model of the project. The project was overwhelmingly approved, and in 1989, the project was completed. In such process, the clubhouse was expanded and enhanced to include conference, event and dining space, a new grill room, card room, men's and women's locker rooms and pro-shop facilities.

BGC is renowned as one of the finest golf courses in northeastern Pennsylvania, boasting outstanding playing conditions on a mature and diverse layout. BGC's facilities host a wide array of local and regional events, including golf tournaments, banquet and social functions as well as business and service club meetings. BGC has reciprocal relationships with many private golf clubs in eastern Pennsylvania. BGC is a "community treasure" with a long history as an integral element in the business and social fabric.

General.

As with many private golf clubs, BGC has been affected in recent years by the nationwide decrease in private golf club membership. Coupled with a high-debt load generated primarily from the installation of an irrigation system necessary to maintain outstanding playing conditions, the reduction in membership base has adversely impacted BGC's ability to set and maintain appropriate operational and capital budgets. Budget deficits and unanticipated capital expenditures have resulted in Assessments. The potential of future Assessments and BGC's financial condition have resulted in a loss of members and deterred member-recruitment efforts.

Conversion.

In addition to exploring other solutions, a committee was formed to evaluate converting BGC to a full equity entity as a means of stabilizing BGC's current financial condition. After evaluation, the Board of Directors concluded that equity conversion was a viable mechanism to address the financial and operational issues. In July 2009, a proposal to begin the equity-conversion process was presented to and overwhelmingly approved by the BGC shareholders.

The financial goals of the equity conversion are to effectively recapitalize BGC, substantially reduce long-term debt, provide for capital enhancements, establish a capital reserve, reduce costs and increase

cash flow. The goal is to create a financially stable, well-funded organization and eliminate fiscal uncertainty, thereby removing some of the impediments to member retention and recruitment.

Equity conversion will result in a replacement of the existing "not-for-profit" corporation with a "for-profit" limited partnership with a "for-profit" limited liability company as its general partner. The new entities will be governed by the Partnership Agreement and the Operating Agreement.

This Offering represents an investment in a limited partnership and in its general partner to own and operate a limited membership, premier, 18-hole golf course in the Briar Creek Township, Columbia County, Pennsylvania, and thereby perpetuate BGC. The managers and officers of the General Partner are the 9 persons known as the Board, who will change from time-to-time and who will be elected by the Equity Owners.

Conclusion.

The success of any golf club is dependent upon a sustained membership base sufficient to meet the club's fiscal needs which, in turn, means being able to meet the needs of the membership. The new Club will be dependent upon the growth of all classes of membership, especially golfing memberships. Financial stability can assure the continued delivery of an outstanding golf experience at one of the best conditioned courses in the region. Maintaining and growing corporate and social memberships is also a target of the new entity. Financial stability can assure delivery of an outstanding meeting, entertainment and dining experience. More effort will be given to making the Club more affordable for younger families and junior members, both of which will help ensure future growth and stability.

A successful equity conversion will result in a financially-stable entity that is able to better withstand temporary economic down turns and certain other unforeseen events. Necessary capital improvements will help to maintain the facility and enhance the Club's ability to host various functions. A successful Club will have the appropriate levels of membership, a robust level of bookings for functions, and be an attractive and appealing destination for golfers and diners alike.

BGC has been a community treasure since its inception in 1920. There have been many transformations over the years and BGC has withstood the test of time. Almost everyone in the community has a very pleasant memory associated with BGC. The goal of the equity conversion is to preserve BGC. While the Issuers do not intend to manage the Club in such a way that it will operate at a loss, the financial profits to the subscribers is not the paramount motive. The primary motive of this Offering is to ensure that BGC will continue to be a community asset for future generations. To the extent financial stability is achieved, BGC may distribute some profits to its Equity Owners, although there is no anticipation to do so at the time of this Offering.

DESCRIPTION OF PROPERTY

The real property consists over 100 acres of undeveloped property, on which an 18-hole private golf course is situated, and is located just outside of the Borough of Berwick, in Columbia County, Pennsylvania. The property also contains a restaurant, bar, snack shop, banquet facilities, meeting room, pro shop, and such related facilities.

With respect to the depreciation of property and equipment, the Issuers intend to continue utilizing the methods employed by BGC. In its reporting, BGC has stated property and equipment at cost. Expenditures that extend beyond the use life of an asset are capitalized. Routine repair and maintenance expenditures are expensed as incurred. BGC utilizes a straight-line method of depreciation based on lives which, in the opinion of BGC's management, are adequate to allocate asset costs over their estimated useful lives.

The outstanding balance of the mortgage secured, in part, by the real property was approximately $1.1 million as of May, 2010. The Issuers intend to use the proceeds of the Offering to reduce such outstanding balance, and do not anticipate that it will increase. The Issuers do not intend to acquire any additional properties, or to increase the leverage of its properties or assets.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The business of the Partnership will be managed by the Company, as General Partner. The address and telephone number of the General Partner is the same as that of the Partnership. The names and ages of the executive officers and managers of the General Partner are as follows:

Name	**Age**	**Position**	**Background**
Thomas Gray	51	President and Manager on Board	Mr. Gray holds an Associate Degree in Business from Keystone Junior College and a B.S. Degree in Business Management from Lebanon Valley College. He is currently Vice President of Bill Gray & Sons Furniture with 29 years of experience in purchasing, selling, advertising, bookkeeping, and overall general management in the retail furniture business. Mr. Gray is a Board Member of the Berwick Salvation Armory. He currently serves as the BGC President and also the House Committee Chairman. He was elected in December 2008.
George Forese	67	Secretary and Manager on Board	Mr. Forese is the President and Owner of Timian Enterprises, Inc., GTF Corporation, and S&B Foundry Company. He holds a B.S. Degree in Economics / Major in Accounting from Villanova University and an MBA-Finance from Lehigh University. Mr. Forese has also held the positions of VP Finance – Berwick Forge & Fabricating, VP- Finance Wallace Steel, Senior Financial Analyst – Air Products & Chemical, and Senior Cost Analyst – Phoenix Steel. He currently is on the Board of Trustees for the Berwick YMCA, SEDA COG, and SEDA COG Foundation. His experience also includes the Berwick Area United Way, Berwick Industrial Development Association, Berwick Hospital Board – Vice President, Berwick Revitalization Task Force, Berwick YMCA – President, Chamber of commerce, and Campaign Chairman for the United Way Campaign and Berwick YMCA Capital Campaigns. Mr. Forese is currently the BGC Secretary and Equity Conversion chairman. He was elected in December 2009.
Thomas Fetterman	62	Treasurer and Manager on Board	Mr. Fetterman holds an Associate Degree in Accounting from Wilkes-Barre Business College, and a B.S. Business Administration Degree from Dyke College in Management Relations. He is currently retired. He has 30 years experience with the Commonwealth of Pennsylvania State Tax Equalization Board as a Field Director/Analyst,

			and with Cole-Layer-Trumble Co. as Ad Valorem Tax Appraisal. Throughout his career Mr. Fetterman has been very active supporting the Berwick Athletic Boosters Association and the District 13 Umpire Association. He has also been an instructor for the Assessors Association of PA and the International Association Assessment Officers. He holds a license as a Certified PA Evaluator – Commonwealth of PA. He currently is the Treasurer for BGC. He was elected in December 2007.
Joseph Felock	60	Manager on Board	Mr. Felock is a Mechanical Engineering Supervisor for PPL Susquehanna, LLC holding an Associate Degree in Mechanical Engineering from the University of Scranton and a B.S. in Mechanical Engineering from Drexel University. He has 37 years of engineering and management experience at both fossil and nuclear electric utilities. Additionally, he has held positions as President of Drexel University Flag Football League and President of PPL Tennis Club. Mr Felock currently chairs the BGC Membership Committee. He was elected in December 2008.
Michael Lally	62	Manager on Board	Mr. Lally has a B.S. Degree in Business Education and is a Certified Insurance Counselor. He was a teacher for 35 years, now retired. Mr. Lally currently is an Insurance Agent (part time) and Agency Vice President. He has held positions of Berwick YMCA Board Member, Vice President, and President, and also served on the Finance Committee. He also served on the Executive Committee of the Berwick Education Association. Mr. Lally holds a PA Teaching Certificate and a PA Insurance Agent and Brokers License. Mr. Lally is currently the BGC Tournament Committee Chairman. He was elected in December 2009.
Joseph DeMelfi	66	Manager on Board	Mr. DeMelfi holds both a Bachelors of Education and a Masters of Education. He is currently retired but plays an active role in the sports community. He also has held positions in Administration and Athletics for Bloomsburg and Wilkes Universities. Mr. DeMelfi has also served on the Berwick Area School Board and numerous committees on the University level. He was elected in December 2007.

Carol Vezendy	66	Manager on Board	Ms. Vezendy holds an LPN degree from Danville Area School of Practical Nursing with 28 years of experience as an Industrial Nurse and Geriatric Nurse. She is currently retired. She chairs the BGC Safety Committee and has also served as President of the BGC Ladies Golf Committee. Ms. Vezendy is currently the chairperson for the BGC Safety Committee. She was elected in December 2009.
Peter Yeager	67	Manager on Board	Mr. Yaeger has served as a management supervisor for various positions throughout his 20 year career at PPL Susquehanna, LLC. He is currently retired. Mr. Yaeger has served on various Boards including the Berwick Library, Red Cross, YMCA, and BARC COMM. He has also served as President of the Berwick Kiwanis Club. He holds both a CDL and a Private Pilot license. He was elected in December 2007.

Board of Managers of the General Partner.

The Operating Agreement provides that the Board will consist of up to nine (9) managers, each of whom is entitled to one vote. The General Partner anticipates holding elections to confirm or replace the managers listed above within six (6) months of the Initial Closing.

Officers of the General Partner.

The Operating Agreement provides that the officers of the Company will consist of a President, Vice-President, Secretary and Treasurer.

Duties of Managers.

Under the terms of the Operating Agreement, the Board may exercise all powers of the Company and do all lawful acts and things that are not by statute or by such by-laws directed or required to be exercised or done by the members. A manager stands in a fiduciary relation to the Company and shall perform his duties as a manager, including his duties as a member of any committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interest of the Company, and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Absent breach of fiduciary duty, lack of good faith or self-dealing, actions taken as a manager or any failure to take any action shall be presumed to be in the best interest of the Company.

Liability of Managers.

Under certain circumstances, a manager of the Company will be personally liable for failing to perform his duties as a manager. Pursuant to the Operating Agreement, a manager shall not be personally liable for monetary damages as such for any action taken, or any failure to take any action, unless he has both (i) breached or failed to perform the duties of his office pursuant to the Operating Agreement or in accordance with the standards set forth in certain specified provisions of the Pennsylvania Limited

Liability Company Act relating to the performance of a managers duties, and (ii) such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Other provisions not addressed herein apply to the responsibility of a director pursuant to any criminal statute or to the liability of a director for the payment of taxes pursuant to local, state or federal law.

Indemnification of Managers and Officers.

Pursuant to the Operating Agreement, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding (a "***Proceeding***"), whether civil, criminal, administrative or investigative, including without limitation, an action or suit by or in the right of the Company, by reason of the fact that he is or was a manager or officer of the Company, shall be indemnified and held harmless by the Company to the fullest extent and manner authorized or permitted by the laws of the Commonwealth of Pennsylvania, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys fees) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a manager or officer and shall inure to the benefit of his heirs, executors and administrators. The foregoing right to indemnification is limited where the Proceeding was initiated by the person seeking the indemnification. Under the Operating Agreement, the indemnification shall be made by the Company unless a determination is reasonably and promptly made that indemnification of a manager or officer is not proper in the circumstances because of the existence of grounds for denying indemnification under such Operating Agreement or under applicable law. Such a determination may be made only by the Board by a majority vote of a quorum consisting of managers who are not parties to such Proceeding, by the members, or under other specified circumstances.

The Operating Agreement provides that the Company may maintain insurance to protect itself and any manager and officer against any such expense, liability or loss.

REMUNERATION OF DIRECTORS AND OFFICERS

Compensation of Officers and Managers.

It is not intended that any manager or officer of the General Partner will receive any compensation for services rendered as such.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The General Partner owns a 1% non-dilutable interest in the Partnership. The General Partner will contribute its share of net proceeds received in this Offering to the Partnership as additional paid-in capital. The Partnership has not sold any securities to any other person, nor has the General Partner sold any securities to any person.

It is anticipated that officers and managers of the General Partner will subscribe for Units in this Offering, although the amount of this is not certain. There is no minimum purchase requirement for any such person.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

There have been no transactions during the previous two years or any presently proposed transactions, to which the Issuers or any of their subsidiaries was or is to be a party, in which any director, officer, nominee for election as a director, principal security holder, or promoter had or is to have a direct or indirect material interest.

Fiduciary Responsibility of General Partner

The Company, as General Partner, is accountable to the Partnership and the partners thereof as a fiduciary, which means that the Company is required to exercise good faith and integrity in dealings with respect to Partnership affairs. The liability of the Company may be limited by provisions in the Partnership Agreement that exculpate the Company and its officers and managers from any liability for acts done in good faith and that provide certain rights of indemnification. The partners may, therefore, have a more limited right of action than they would have absent the limitations contained in the Partnership Agreement. To the extent that such exculpatory provisions include indemnification protections for certain liabilities, such provisions may be unenforceable as being contrary to public policy.

A General Partner is accountable to a limited partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. This is a rapidly developing and changing area of law, and Equity Owners who have questions concerning the duties of the General Partner should consult with their counsel.

The General Partner may not be liable to the Partnership or Limited Partners for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, because provision has been made in the Partnership Agreement for exculpation of the General Partner. Therefore, purchasers of Units have a more limited right of action than they would have absent the limitation in the Partnership Agreement.

The Partnership Agreement provides for indemnification of the General Partner by the Partnership for liabilities it incurs in dealings with third parties on behalf of the Partnership. To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to the public policy and therefore unenforceable.

SECURITIES BEING OFFERED

General.

The rights and obligations of the Equity Owners are governed by the Partnership Agreement and the Operating Agreement, as applicable (collectively, the "***Issuers' Agreements***"). The statements contained in this summary and other references to the Issuers' Agreements, or individually to the Partnership Agreement or the Operating Agreement, are not intended to be complete and are qualified in their entirety by reference to the applicable agreements. Accordingly, each prospective Equity Owner is urged to review carefully all of the terms and provisions of the Issuers' Agreements.

All references herein and elsewhere in this Offering Circular to the "Equity Owners" are references to holders of Units in their capacity as such. Any reference to the rights of or restrictions upon an Equity Owner shall not affect the rights of or restrictions upon the Company in its capacity as the Partnership's general partner.

Capital Contributions.

The equity interests of the Issuers will be represented by Units. The capital of the Issuers shall be the aggregate amount of cash or value of assets contributed by the Equity Owners exclusive of Club dues and fees from time-to-time established and imposed. The Equity Owners may also make working-capital loans to the Issuers. The Issuers may, once the General Partner reasonably determines the Issuers require additional capital to maintain or improve the Club, require additional capital from the Equity Owners after the prior written consent of Equity Owners holding at least sixty percent (60%) of the outstanding Units; provided, however, all of the Equity Owners will have the right to not participate in any such Assessment. In such event, the Company shall notify all Equity Owners of their obligation to pay a *pro rata* share of the additional funds sought in an Assessment. If any Equity Owner fails to contribute such additional funds as may be required, the other Equity Owners shall have the right, but not the obligation, to loan or contribute to the Issuers the additional funds required.

The Company has agreed to contribute to the Partnership cash in such amount to provide the General Partner with a 1% general-partner interest in the Partnership. The Limited Partners, as a class, will receive a 99% interest in the Partnership. The interest of each Limited Partner in the aggregate 99% class interest, at any time (hereinafter referred to as his or her "***Ownership Percentage***"), shall be the same ratio that such Limited Partner's Capital Contribution bears to the total Capital Contributions of all Limited Partners as a class.

Limited Liability.

An Equity Owner is liable only for the amount of his required capital contribution to the Issuers, provided he does not take part in the control of the business of the Issuers. The Issuers' Agreements provide that the Equity Owners shall have no right to participate in the management of the Issuers' day-to-day operations. Any Equity Owner who receives a distribution or return, in cash or in property, of his capital contribution, however, may be liable to the Issuers for any sum not in excess of such amount returned (with interest) necessary to discharge liabilities of the Issuers to creditors who have extended credit or whose claims arose before such distribution was made.

Allocations and Distributions.

A capital account (each, a "***Capital Account***") has been or will be established on the books of the Issuers for each Equity Owner. Each Equity Owner's Capital Account will be increased by the amount of cash and the fair market value of any property contributed by him to the Issuers' capital (exclusive of Club dues and fees) and by his allocable share of the Issuers' net profits and will be decreased by the amount of cash and the fair market value of any property distributed to him and by his allocable share of the Issuers' net losses.

Distributions of net cash flow, if any, may be made at the sole discretion of the Company, as General Partner, annually, or on an interim basis may determine. Any such distributions will be made 99% to the Limited Partners, as a class, and 1% to the Company, as General Partner. Upon a liquidation of the Partnership, the Company shall contribute to the Partnership an amount equal to the lesser of (i) the deficit balance in its Capital Account; or (ii) the excess of 1.01% of the aggregate capital contributions of the Limited Partners over the capital previously contributed by the General Partner. After the payment and discharge of all of the Partnership's debts and liabilities, cash distributions, if any, will be made to the Limited Partners based upon their respective positive Capital Accounts as such Capital Accounts are adjusted to reflect the net profits and losses realized upon liquidation. Profits or losses of the Partnership (other than upon a sale or dissolution of the Partnership) will be allocated 99% to the Limited Partners, as a class, and 1% to the Company, as General Partner.

All profits, losses and credits which are allocable to, and any distributions made to the Equity Owners as a class will be allocated or distributed among them in accordance with their respective Ownership Percentages.

Powers, Duties and Liabilities of the General Partner.

The Company, as General Partner, has broad authority to act in furtherance of the Partnership's business including, without limitation, the authority, in its discretion, to elect to have the Partnership taxed as an association and not as a partnership. The Limited Partners may not participate in the control of the business or affairs of the Partnership, transact any business on behalf of or in the name of the Partnership or have any power or authority to bind or obligate the Partnership.

Withdrawal, Insolvency and Removal of the General Partner.

The Company, as General Partner, may not voluntarily withdraw from the Partnership or transfer its interests in the Partnership as a General Partner without the consent of Equity Owners holding a majority or more of the outstanding Units (other than the General Partner). Upon the bankruptcy of the Company, the Partnership shall terminate unless, within 60 days of such event, Limited Partners holding at least a majority or more of the outstanding Units elect to continue the Partnership and elect a new general partner to continue the business of the Partnership.

The Limited Partners may not remove the General Partner. The General Partner may resign as general partner of the Partnership.

Indemnification.

The Partnership will indemnify the Company and its officers and managers against any losses, liabilities, damages or expenses arising from any threatened, pending, settled or compelled action, suit or Proceeding in which the Company or its officers and managers are or were a party or threatened to be made a party by reason of its or their relationship to the Partnership as General Partner.

Transfer Restrictions.

There are substantial restrictions on the transferability of the Units. The Issuers' Agreements provide further that no Equity Owner may transfer a Unit without the consent of the Company, as General Partner, which consent may be arbitrarily withheld. Absent extenuating circumstances, the Company does not anticipate consenting to any transfer of a Unit by sale before the earlier when the Offering closes or the Issuers issue an aggregate of 20,000 Units. Notwithstanding the foregoing, certain intra-family transfers and transfers for estate and financial planning shall be permitted and not subject to such restrictions.

After the Board has consented to a proposed transfer, an Equity Owner may sell his or her Units to an applicant deemed acceptable to the Board (a "***Prospect***") upon such terms as agreed upon by such Equity Owners and such Prospect in accordance with the terms of the Issuers' Agreements. A transferor of a Unit will be required to pay a transfer fee as shall be provided in the Issuers' Agreements. The Issuers retain the right to impose additional restrictions upon the rights and privileges of an Equity Owner to transfer a Unit.

Required Withdrawal.

The Issuers shall have the right, but not the obligation, to require that an Equity Owner withdraw from the Partnership and the Company upon the decision of the General Partner if the Equity Owner (i) makes an assignment for the benefit of creditors; (ii) voluntarily initiates any bankruptcy, insolvency, reorganization, arrangement, debt adjustment, liquidation, or receivership proceeding; (iii) involuntarily has any bankruptcy, insolvency, reorganization, arrangement, debt adjustment, liquidation, or receivership proceeding commenced against such Equity Owner which is not dismissed within thirty (30) days of the commencement thereof; or (iv) has any of such Equity Owner's Units attached or become subject to a charging order (including, without limitation, pursuant to a divorce action).

Dissolution and Liquidation.

The Issuers shall be dissolved upon the earliest to occur of the following (each a "***Dissolution Event***"): (i) all or substantially all of the Issuers' assets and properties have been sold and reduced to cash; (ii) the vote of seventy-five percent (75%) of the Equity Owners entitled to vote thereon authorizing such dissolution; or (iii) the entry of a decree of judicial dissolution. The death, retirement, resignation, expulsion, bankruptcy or dissolution of an Equity Owner shall not cause the dissolution of or otherwise affect the Issuers.

Upon dissolution of the Issuers, the Board, any remaining Manager, or such person as is designated by Equity Owners (the "***Liquidator***") shall proceed to wind up the business and affairs of the Issuers in accordance with the requirements of the Pennsylvania Limited Liability Company Act and Pennsylvania Limited Partnership Act. A reasonable amount of time shall be allowed for the period of winding up in light of prevailing market conditions and so as to avoid undue loss in connection with any sale of the Issuers' assets. This Issuers' Agreements shall remain in full force and effect during the period of winding up. The Liquidator, in carrying out the winding up of the Issuers' affairs and after paying or making reasonable provision for the claims of creditors, shall have full power and authority to sell any or

all of the remaining assets of the Issuers or to distribute the same in kind to the Equity Owners. The fair market value of any assets to be distributed in kind shall be determined by an independent appraiser selected by the Liquidator. The proportion of cash or assets in kind to be received by Equity Owners may vary from Equity Owner to Equity Owner, all as the Liquidator in its sole discretion may determine. If distributions are insufficient to return to any Equity Owner the full amount of such Equity Owner's capital contributions to the Issuers, such Member shall have no recourse against any other Equity Owner or the Board. Following the completion of the winding up of the affairs of the Issuers and the distribution of its assets, the Liquidator shall file a certificate of cancellation with the Secretary of State of the Commonwealth of Pennsylvania.

Reports to Equity Owners.

An annual report of the Issuers made by a certified public accounting firm designated by the Company will be furnished to all Equity Owners within 90 days after the close of each fiscal year. Such reports will be prepared on an accrual basis in accordance with generally accepted accounting principles. A reconciliation with respect to information furnished to Equity Owners for income tax purposes will also be available. A report will also be furnished to each Equity Owner indicating his or her share of the net realized profits or net realized losses of the Issuers, if any, for each year for federal income tax purposes if the Company elects to have the Issuers taxed as a partnership and not as an association for such year. The Issuers will also provide each Equity Owner, on an annual basis, with a detailed statement of any transactions with the General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. The Company will also cause to be delivered to each Equity Owner upon request such other information related to the Issuers as shall be needed by such Equity Owner for the purposes of filing any tax returns and the Company will from time-to-time furnish such other information related to the Issuers as any Equity Owner reasonably requests, for the purpose of enabling such Equity Owner to comply with any reporting or filing requirements imposed by any statute, rule, regulation or otherwise by any governmental agency or authority.

Amendments.

The Operating Agreement may be amended from time-to-time upon the vote of the Equity Owners holding seventy-five percent (75%) or more of the Units. The Partnership Agreement may be amended from time-to-time upon the vote of those Equity Owners holding a majority of the Units and the vote of the General Partner; provided, however, that if any amendment would materially and adversely change the specifically enumerated rights or duties of a party or class of parties to the Partnership Agreement (the "***Adversely Affected Partner***") in a way that is materially and adversely different from the manner in which such specifically enumerated rights or duties of the other parties or classes hereto are affected by such amendment, then such amendment shall not be effective as to any Adversely Affected Partner unless consented to by those Adversely Affected Partners holding a majority of the outstanding Units held by all such Adversely Affected Partners.

Power of Attorney.

Each Subscriber, by executing the Subscription Agreement and thereby joining the Partnership Agreement and Operating Agreement, constitutes the Company and its authorized officers as his or her agent and attorney-in-fact for the limited purpose of (a) executing all authorized amendments to the Partnership Agreement, (b) executing the Partnership's Limited Partnership Certificate and all authorized amendments thereto, and (c) performing the other acts described therein.

The Units.

The Issuers propose to offer and sell the Units offered hereby directly to members of the public residing in Pennsylvania and such other states in which the Issuers may determine is in their best interest. No underwriter is involved in the sale of the Units offered hereby, and no assurances can be given that the absence of an underwriter will not adversely affect the sale of the Units offered hereby. Printed advertisements of this Offering, in the form prescribed by Rule 251 of the Securities Act of 1933, are expected to be made in selected newspapers reaching audiences or mailed to targeted persons determined by the Company. A copy of this Offering Circular will be delivered to those persons who request it, together with a copy of the Subscription Agreement. The Units will be sold at the offering prices set forth on the cover page hereof. The Issuers reserve the right to reject any Subscription Agreement.

The Issuers, through the Company's officers and managers, are offering, on a best efforts only basis, a maximum of 20,000 Units and a minimum of 8,000 Units. Each Unit includes a limited partnership interest in the Partnership and a limited liability company interest in the Company. There are not any distinctions between the Units offered hereby, and only one class of Unit is being sold hereunder. The purchase price for each Unit shall be $100.00.

Subscribing for Units will not entitle an Equity Owner to any membership privileges at the Club, including, but not limited to, any rights to play golf at the Club.

Units are not transferable through resale until the earlier when the Issuers attain their goal of selling at least 20,000 Units or the Offering closes, except upon application to the General Partner which may deny the application in its sole discretion. Thereafter, Units may only be transferred after a holder thereof provides the Issuers with an option to purchase such Units. In the event the Issuers choose not to purchase the offered Units, the Units must be offered to the other Equity Owners. Notwithstanding the foregoing, Units may be transferred to a family member, trust or such other estate-planning vehicle, and to an entity that is established for financial-planning purposes, without regard to any such restrictions. Although the Issuers will not be involved in setting the resale price, the Partnership Agreement and the Operating Agreement provide for the manner in which Units are to be offered and sold. No assurances can be given as to the existence of a resale market. Upon a transfer, a $50.00 transfer fee or such amount as set forth in the Partnership Agreement and the Operating Agreement will be payable by the seller thereof. In addition, transfer restrictions are imposed by securities laws of states in which the Units may be sold.

No single person or married couple may, directly or indirectly, own or control in the aggregate more than 1,000 Units. Notwithstanding the foregoing, such restrictions shall not prohibit an Equity Owner from owning more than 1,000 Units to the extent such an Equity Owner acquires more than 1,000 Units as a result of (1) a bequest or other testamentary gift from an estate, trust or similar entity, (2) acquiring additional Units as a result of an Assessment, or (3) purchasing additional Units upon written consent of the General Partner; provided, however, to the extent such Equity Owner owns or controls more than 1,000 Units as a result of number (1) above, such excess amount over 1,000 shall become non-voting Units until such time when such Units are owned by a person holding or controlling less than 1,000 Units, or otherwise agreed in writing by the General Partner.

Units will be sold only to persons who are acceptable to the Board. The Company, on behalf of the Partnership, shall have the right, in its absolute discretion, to accept or reject any subscription for a Unit. No fractional Units will be issued.

Upon delivery of a Subscription Agreement executed by a subscriber, it may not be revoked by the subscriber, and unless rejected by the Board or the Minimum Offering has not closed by the Termination Date, the subscriber will become a holder of Units.

FEDERAL INCOME TAX CONSEQUENCES

There is no assurance that the IRS will determine that, under current law, the Partnership and the Company will each be classified as a partnership and not as an association taxable as a corporation for federal income tax purposes, because neither entity has received and does not intend to request a ruling from the IRS on this issue. The General Partner or the Board has the right in its discretion to elect to have either entity treated as an association taxable as a corporation. If either entity should be held or elect to be an association taxable as a corporation, the tax treatment to either entity and the Equity Owners might be materially adversely affected.

IN ADDITION, A PROSPECTIVE SUBSCRIBER IS, HOWEVER, ALERTED TO THE FOLLOWING:

(a) The Partnership and the Company expect to file annual federal and state tax returns as a "partnership." Decisions made by the General Partner or the Board as "Tax Matters Partner" will likely be binding on the Equity Owners. As a result of the usual mechanism of the state and federal tax laws certain items of income, expense or capital expenditure may be characterized at the Partnership or Company level and/or be separately reported and passed through to the Equity Owners proportionately. Subscribers are cautioned that as Equity Owners they may have items passed through to them annually which must be reported on their personal tax returns which may result in taxable income or non-deductible expenses and capital items for which there may not be a corresponding distribution of cash from the Partnership or the Company.

(b) No advance ruling is to be sought by the Partnership or the Company from the Internal Revenue Service that it is, in fact, a partnership for tax purposes. In judging an investment in the Units, a prospective Subscriber should consider the tax consequences, including possible treatment of the Partnership or the Company as a corporation for federal or state tax purposes, recognition of income by reason of undistributed taxable income of the Partnership or the Company, possible disallowance of the deductibility of certain items, possible increase in taxable income, possible reallocation of profits and losses among the Equity Owners and possible adverse changes in the tax laws.

(c) The tax returns filed by the Partnership or the Company may be audited, and any such audit may result in readjustments. If either the Partnership or the Company is taxed as a partnership, an adjustment of the respective entity's tax return could require the payment of additional taxes by a Equity Owner and could result in an audit of the Equity Owner's own tax return. Any audit of a Equity Owner's tax return could involve additional expense for the Limited Partner.

(d) Under present law, some or all of the losses generated by the Partnership or the Company and allocated to an Equity Owner may be treated as "Passive Activity Losses" for federal income tax purposes and, therefore, may be used only to offset "Passive Activity Income" generated by the Partnership or Company or by other passive activities owned by an Equity Owner. Accordingly, until his or her entire interest in the Partnership and the Company is disposed of in a taxable transaction, an Equity Owner could not use any losses generated by the Partnership or the Company to offset income from an activity in which the Equity Owner materially participates or to offset salary income or investment income, such as dividends and interest.

(e) The Partnership and the Company will be doing business in the Briar Creek Township, Pennsylvania. This may result in Partnership's or the Company's activities being taxed by the

Commonwealth of Pennsylvania, the Briar Creek Township, and the Berwick Area School District whether or not a non-resident partnership would be otherwise taxed there.

EACH PROSPECTIVE SUBSCRIBER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN THE PARTNERSHIP ON HIS OR HER PERSONAL TAX SITUATION.

Under present law, deductions from an activity not engaged in for profit are limited to gross income from such activity unless deductions are allowable regardless of whether the activity is engaged in for profit. Activity is not for profit if it is not a trade or business or engaged in for the production of income. Individuals, partnerships, "S" corporations and trusts are subject to this limitation, but a corporate partner may not be subject to this limitation. Subscribers are cautioned that the Issuers have not, as yet, filed an election under Regulation 1.183-3 to postpone determination with respect to the Conversion or the anticipated operations of the Club and that unless the facts and circumstances arising from the actual operation of the Issuers and their business meet fairly stringent criteria, losses and deductions from Partnership or Company activities may not be deductible to the Equity Owners. The General Partner has undertaken not to characterize any item as being current income or expense without a supporting opinion from the Issuers' tax advisors. The IRS is not, however, bound by the Tax Matters Partner's characterizations and there can be no assurance that the IRS will accept such characterization.

This section does not purport to be a discussion of all possible tax consequences with respect to this Offering. The ownership of limited partnership and limited liability company interests is complex and may vary based upon the individual circumstances of each Equity Owner. The Issuers are not providing any tax advice to the Equity Owners except that the Issuers encourage Equity Owners to seek advice from competent tax advisors as to the consequences of an investment in the Issuers. Accordingly, Equity Owners are urged to consult, and must rely upon, their own tax advisors as to the tax consequences to them of the acquisition, ownership, and disposition of the Units, including the application of any state, local, or foreign tax laws and any pending or proposed legislation.

RESTRICTIONS ON RESALE IMPOSED BY SECURITIES LAWS

Although the Offering Statement of which this Offering Circular is a part has been qualified with the United States Securities and Exchange Commission pursuant to Regulation A under the Securities Act of 1933, as amended, and as such, the Units offered are freely transferable under the federal securities laws, the Units have not been registered under the securities laws of any states except Pennsylvania and certain other states in which the Company may determine to register the Units, and may not be transferred, pledged, hypothecated, or otherwise disposed of to persons of any other state unless they are subsequently registered or there exists an exemption from such applicable state's registration requirements with respect to such sale or transfer.

In addition to the foregoing transfer restrictions, the Partnership Agreement and the Operating Agreement, as may be amended from to time to time, restrict the ability of the Subscriber to transfer his Units.

EXPERTS

The compilation financial statements of BGC for the years ended October 31, 2008, and October 31, 2009 (collectively, the "***Financial Statements***"), a copy of each of which is included herewith and attached hereto as Exhibit G, have been so included in reliance upon the report of J.H. Williams & Co., CPA LLP (the "***Accountant***"), independent accountants, given on the authority of said Accountant as experts in accounting and auditing. Accountant has consented to the use of such Financial Statements for the purposes of this Offering, as is described in more detail in the Accountant's Consent, a copy of which is attached hereto as Exhibit H.

In addition to the Financial Statements, BGC has provided unaudited internally-prepared financial statements for the period November 1, 2009, through June 30, 2010, a copy of which is attached hereto as Exhibit I.

Exhibit A

Escrow Agreement

ESCROW AGREEMENT

This **ESCROW AGREEMENT** (this "***Agreement***") is entered into and effective this ___ day of __________, 200__, by and among ________________________, a ________ _________________ ("***Investor***"), THE BGC EQUITY GROUP, LLC, a Pennsylvania limited liability company ("***BGC***"), and FIRST KEYSTONE NATIONAL BANK, a state-chartered Pennsylvania bank ("***Escrow Agent***").

BACKGROUND

Investor is offering to purchase a certain amount of Units (as that term is defined in the Offering Circular (the "***Offering Circular***") attached to that certain Form 1-A prepared in connection with the offering and sale of equity interests in BGC and The New Berwick Golf Club, LP (collectively, the "***Transaction***")) for a certain amount of money as described in greater detail in that certain Subscription Agreement, a form of which was attached to the Offering Circular, entered into by and between, among other parties, Investor and BGC (the "***Escrowed Funds***").

The parties hereto agree that the Escrowed Funds shall be governed by the terms and conditions of this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises and covenants set forth in this Agreement and intending to be legally bound hereby, the parties agree as follows:

1. Incorporation of Background. The Background provisions set forth above together with all the defined terms therein, are incorporated herein by reference. Capitalized terms not specifically defined herein shall have the meanings given them in the Offering Circular.

2. Appointment of Escrow Agent. Investor hereby appoints Escrow Agent as escrow agent under this Agreement, and Escrow Agent hereby accepts such appointment, subject to the terms and conditions of this Agreement.

3. Escrow Account. In connection herewith, Investor shall provide to Escrow Agent, in immediately available funds, an amount equal to the Escrowed Funds. Promptly upon receipt thereof, Escrow Agent shall deposit the Escrowed Funds into a separate non-interest bearing escrow account.

4. Release of Funds. Escrow Agent shall release the Escrowed Funds as follows:

(a) to BGC upon the Initial Closing, all as described in more detail in the Offering Circular, which Escrowed Funds shall be applied in accordance with the terms and conditions of the Offering Circular;

(b) to Investor, in the event that the Initial Closing has not occurred on or before the Termination Date;

(c) the Transaction is terminated by BGC for any reason;

(d) in accordance with the parties' instructions, which must be in writing and signed by both parties; or

(e) to any court of competent jurisdiction to the extent so ordered by such court.

5. Termination. This Agreement shall terminate on the earlier to occur of the following:

(a) disbursement of all of the Escrowed Funds to Investor, BGC, or to a court of competent jurisdiction in accordance with the terms hereof; or

(b) resignation of Escrow Agent as escrow agent pursuant to the terms hereof.

6. Indemnification. Investor and BGC, shall at all times defend and indemnify Escrow Agent from any and all claims, demands, liabilities, suits, actions and other proceedings arising under this Agreement, including reimbursing Escrow Agent for all costs, expenses, and reasonable attorneys' fees (including its own) and any other damages that Escrow Agent may sustain. The parties acknowledge that Escrow Agent is serving as escrow holder as an accommodation to the parties. Escrow Agent shall not be liable for any actions taken or omitted in good faith or in reliance upon documents which it believes to be genuine. Escrow Agent shall only be liable to Investor and/or BGC for gross negligence or willful misconduct in connection with this Agreement. Escrow Agent may consult with counsel of its own choice and shall have full and complete authorization and indemnification from Investor and BGC for any actions taken or omitted by Escrow Agent in good faith as escrow agent under this Agreement.

7. Reliance on Information. Escrow Agent shall be entitled to rely upon any information, including, but not limited to, the account records furnished to Escrow Agent in a writing signed by either party. Escrow Agent shall be entitled to treat as genuine any signed letter or other document furnished to Escrow Agent by either party.

8. Substitute Escrow Agent. At any time, upon thirty (30) days prior written notice to both parties, Escrow Agent shall have the right in its discretion to appoint an independent professional fiduciary to act as escrow agent, in which event all responsibilities of Escrow Agent, as to this Agreement, shall forever terminate. In the event a substitute escrow agent is named,

Escrow Agent shall be in no way responsible or liable for the substitute escrow agent's actions or inactions.

9. Conflict and Ambiguity. In the event of any conflict or ambiguity between the provisions of this Agreement and the Offering Circular or any document relating to the Transaction, the provisions of this Agreement shall control.

10. Dispute. In the event of any dispute regarding the distribution of the Escrowed Funds, Escrow Agent shall have the right to deposit the Escrowed Funds with a court of competent jurisdiction and implead the parties, in which event Escrow Agent shall be relieved of all liability under this Agreement.

11. Entire Agreement. This Agreement (including any references made herein) constitutes the entire agreement among the parties with regard to the terms hereof.

12. Compliance. Escrow Agent is authorized hereby to comply with any final court orders, judgments or decrees, and shall not be liable as a result of any such compliance.

13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the principles of conflicts of laws.

14. Disputes. The parties agree that any dispute arising from this Agreement shall be brought in a court of competent jurisdiction in the Commonwealth of Pennsylvania.

15. Severability. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect any of the other provisions of this Agreement.

16. Binding Effect. This Agreement shall be binding upon the parties and their respective successors and permitted assigns.

17. Amendment. This Agreement may only be amended in a writing signed by each of the parties hereto.

18. Counterparts. This Agreement may be executed in separate counterparts by each of the parties and each separate counterpart, when executed by each of the parties, shall represent a fully executed and legally binding agreement of the parties as to each and every provision detailed in this Agreement, and the separate counterparts together shall constitute a legally binding agreement of the parties. An electronic signed copy of this Agreement shall have the same force and effect as an original signed copy.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

INVESTOR

____
Name:

THE BGC EQUITY GROUP, LLC

By: __________________________________
Name:
Title:

FIRST KEYSTONE NATIONAL BANK

By:__________________________________
Name:
Title:

Exhibit B

Subscription Agreement

<u>Subscription Agreement</u>

Subject to the terms and conditions described in the Offering Circular dated ______, 2010 (the "***Offering Circular***", which terms shall be deemed to include such memorandum, any supplements, schedules, appendices, exhibits and attachments thereto, including without limitation this Subscription Agreement and its attachments, the Operating Agreement, the Partnership Agreement and the schedules, appendices, exhibits and attachments to any of the foregoing), The New Berwick Golf Club, LP (the "***Partnership***") and The BGC Equity Group, LLC (the "***Company***", which together with the Partnership, shall be collectively referred to herein as the "***Issuers***") are presently offering under the terms hereof and as set forth in the Offering Circular for sale up to twenty thousand (20,000) equity interests (each a "***Unit***"), with each Unit consisting of one limited partnership interest in the Partnership and one membership interest in the Company, at a purchase price of One Hundred Dollars ($100.00) per Unit. The minimum subscription in this offering by any single person or married couple is five (5) Units, and the maximum subscription by any single person or married couple is one thousand (1,000) Units.

All subscriptions are irrevocable by the subscriber. The Company reserves the right to accept or reject subscriptions, in whole or in part, for any reason at any time. Terms not otherwise defined in this Subscription Agreement shall have the meanings ascribed to them by the Offering Circular.

<u>Agreement</u>

The Issuers and the Subscriber (as that term is defined herein), each intending to be legally bound hereby, hereby agree as follows:

1. <u>The Subscription</u>. The undersigned, jointly and severally if more than one person (the "***Subscriber***"), has received and carefully read the Offering Circular and this Subscription Agreement, including without limitation the Partnership Agreement and the Operating Agreement attached to the Offering Circular, which describes the terms and conditions by which an investor may participate and invest in the Issuers. Subject to the terms of the Offering Circular, the Subscriber hereby irrevocably subscribes for and agrees to acquire from the Company, the number of Units set forth at the foot of this Agreement for a payment of One Hundred Dollars ($100.00) per Unit.

2. <u>Payment</u>. The Subscriber encloses herewith a check payable to, or will immediately make a wire transfer payment in the amount set forth at the foot of this Agreement to, (a) until the Initial Closing, "First Keystone National Bank" or (b) after the Initial Closing, to "The BGC Equity Group" or to the account of the Company, as applicable. Together with the check for, or wire transfer of, the full purchase price, the Subscriber is delivering the Offering Circular, including a completed, dated, and executed Subscription Agreement signature page describing the Subscriber's subscription amount and contact information, and a completed, dated, and executed Joinder as described herein, in accordance with which such Subscriber will become party to the Partnership Agreement and Operating Agreement.

3. <u>Deposit of Funds</u>. All payments made as provided in Section 2(a) hereof shall be deposited with First Keystone National Bank, as escrow agent ("***Escrow Agent***"), in a non-interest bearing escrow account (the "***Escrow Account***") for the Subscriber's benefit until the earliest to occur of (a) the Initial Closing, (b) the rejection of such Subscription by the Issuers, or (c) the Termination Date. Upon the Initial Closing, the Issuers will have immediate access to the proceeds from the sale of such Units, and thereafter to the proceeds from the sale of any additional Units. There will be no escrow of any subscription proceeds after the Initial Closing. The Company may continue to offer and sell Units and

conduct additional closings for the sale of additional Units until the earliest to occur of (a) the sale of twenty thousand (20,000) Units, or (ii) the termination of the Offering by the Issuers.

4. Acceptance by Issuers. The Subscriber further understands and agrees (i) that this subscription shall not be deemed accepted by the Issuers until and unless the acceptance at the foot hereof shall have been executed on behalf of the Issuers by the President of the Company on behalf of the Company and the Company as the general partner of the Partnership, and (ii) that the Issuers reserve the right to reject for any reason or no reason this subscription in whole or in part. Any such partial rejection shall be effective upon execution of such acceptance for a smaller number of Units than that originally requested by the Subscriber.

5. Representations, Warranties and Covenants of the Subscriber. The Subscriber hereby represents, warrants and acknowledges to and covenants with the Issuers as follows:

5.1 Subscriber Information.

(a) Financially Experienced. The Subscriber has sufficient knowledge and experience in financial and business matters so as to enable him or her to utilize the information made available to the Subscriber in connection with the offering of the Units to evaluate the merits and risks of an investment in the Issuers.

(b) Authority. The Subscriber represents that the Subscriber is at least 21 years of age and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements and to carry out the provisions hereof and thereof.

5.2 Nature of Investment.

(a) Disclosure. The Subscriber represents and warrants that he or she has carefully reviewed the Offering Circular. The Subscriber also acknowledges that he or she has been given full access and opportunity to ask questions of the Issuers, and that he or she has in fact taken full advantage to his or her complete satisfaction of such access and opportunity. The Subscriber further acknowledges that there are significant risks in making an investment in the Issuers and that persons who invest may lose the entire value of their investment.

(b) Restrictions on Transfer. The Subscriber understands and agrees that the sale, pledge, hypothecation or transfer of any of the securities acquired in this Offering is subject to the provisions of the Securities Act restricting transfers, unless they are registered under the Securities Act and applicable state securities laws or are exempt from the registration requirement thereof. Restrictive legends will be placed on the Unit certificates representing these securities to the effect that they have not been registered under the Securities Act or applicable state securities laws and appropriate notations thereof will be made in the Issuers' books and records. In addition, the Subscriber understands that the Partnership Agreement and Operating Agreement imposes substantial and numerous restrictions on Subscriber's ability to sell or transfer the securities acquired in this Offering. The Subscriber acknowledges and agrees that the Issuers will place on their record books "stop transfer" notices or orders as may be necessary for the purpose of implementing the terms and provisions of this Subscription Agreement.

(c) Investment Intention. The Subscriber's investment in the Units is being made for the Subscriber's own account, for investment purposes only and not with a view of distribution or resale to others.

(d) No State Review. The Subscriber understands that no securities administrator of any state has made any finding or determination relating to the fairness of this offering and that no securities administrator of any state has recommended or endorsed, or will recommend or endorse, the offering of any of the securities offered hereby.

5.3 Reliance.

(a) Reliance limited to the Offering Circular, Section 6 of this Subscription Agreement and to the Representations set forth in Annex A. The Company has made available to the Subscriber the opportunity to ask questions of, and receive answers from the Issuers with respect to the activities of the Issuers, their prospects and risks, as well as the statements made in the Offering Circular inclusive of this Subscription Agreement. Notwithstanding the foregoing, the Subscriber understands and agrees that in making his or her decision to purchase the Units, he or she is not relying upon any information, answer, statement, representation or warranty made to him or her verbally or in writing by the Issuers or their representatives other than (i) the information in the Offering Circular, (ii) the representations made in Section 6 hereof and (iii) any information set forth in Annex A hereto to the extent initialed by the Issuers and by the Subscriber. The Subscriber specifically acknowledges that he or she understands that the Offering Circular contains many statements, expectations, or beliefs about things which may happen in the future including without limitation the statements, expectations and beliefs made or reflected in the projections, and that no such forward-looking statement may be relied upon in making an investment decision to purchase Units.

(b) Acknowledgment of Certain Risks. The Subscriber acknowledges that the offer and sale of Units is being made by means only of the Offering Circular inclusive of this Subscription Agreement, and not by any other document, plan, information or statement. The Subscriber understands and has evaluated the merits and risks of an investment in the Issuers and the acquisition of Units offered hereby. The Subscriber acknowledges that (i) **THE PURCHASE OF UNITS IS A SPECULATIVE INVESTMENT AND INVOLVES RISK**; (ii) no federal or state agency has made any finding or determination as to the fairness of such investment or any recommendation or endorsement of it; and (iii) there is not and will not be in the foreseeable future a market for the resale by the Subscriber of Units. The Subscriber has read and comprehends the Risk Factors, disclaimers and cautionary statements set forth in the Offering Circular and is purchasing Units fully cognizant of these Risk Factors, disclaimers and cautionary statements, and is willing to assume all of the risks indicated and is accepting the disclaimers and cautionary statements.

(c) Reliance On Own Advisors and Own Judgment. The Subscriber has relied solely upon the advice of his or her own tax, legal and financial advisors with respect to the tax, legal and other aspects of this investment and, except with respect to the representations set forth in Section 6 of this Subscription Agreement, exclusively on his or her own judgment and the judgment of his or her advisors as to the merits of the investment. Without limiting the foregoing, the Subscriber acknowledges that he or she has been advised to consult with competent tax advisors as to an investment in the Issuers, and has either done so or elected not do so.

(d) Entire Agreement. The Subscriber acknowledges and represents that this Subscription Agreement constitutes the entire agreement and understanding by and between the parties and may not be contradicted by evidence of prior, contemporaneous, or subsequent written or oral agreements between the parties. There are no other oral or written agreements between the parties with respect to the subject matter hereof. The Company is making no statements, representations, warranties or claims to the Subscriber except those set forth in the Offering Circular, Section 6 of this Subscription Agreement and those set forth in the agreed Annex A. In making an investment decision, the Subscriber may not rely on any representation, warranty, statement or claim other than (i) the information in the

Offering Circular, (ii) the representations made in Section 6 hereof and (iii) any information set forth in Annex A hereto to the extent initialed by the Issuers and the Subscriber.

6. Representations, Warranties and Covenants of the Issuers. The Issurers hereby represents, warrants and acknowledges to and covenants with the Subscriber as follows:

(a) The Partnership is a limited partnership, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and it has full power and authority to enter into this Subscription Agreement and to carry out the provisions hereof;

(b) The Company is a limited liability company, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and it has full power and authority to enter into this Subscription Agreement and to carry out the provisions hereof;

(c) The Partnership has reserved for issuance an adequate number of Units for issuance in this offering;

(d) The Company has reserved for issuance an adequate number of Units for issuance in this offering;

(e) The issuance, execution and delivery of this Subscription Agreement has been duly authorized by all necessary action on the part of the Issuers and this Subscription Agreement constitutes the valid and legally binding obligation of the Issuers, enforceable against it in accordance with the terms hereof or thereof, except as such enforceability may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights, by general principles of equity and by limitations on the availability of equitable remedies; and

(f) Neither the execution and delivery of this Subscription Agreement by the Issuers, nor compliance by the Issuers with the provisions hereof, violates any provision of its Operating Agreement, or any law, statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflicts with or will result in any breach of the terms of or constitute a default under or result in the termination of or the creation of any lien pursuant to the terms of any agreement or instrument to which the Issuers are a party or by which they or any of their properties are bound.

7. Indemnification.

7.1 The Subscriber hereby agrees to indemnify and hold harmless the Issuers and their officers, directors, controlling persons, managing member(s), general partner(s), agents, affiliates, attorneys, advisors, representatives and employees, from and against any and all loss, damage, expense, claim, action, suit or proceeding (including reasonable attorneys' fees and expenses) or liabilities due to or arising out of a breach of any representation, warranty, covenant or acknowledgment made by the Subscriber herein.

7.2 The Issuers hereby agree to indemnify and hold harmless the Subscriber and, if applicable, the Subscriber's officers, directors, controlling persons, agents, advisors, representatives and employees, from and against any and all loss, damage, expense, claim, action, suit or proceeding (including reasonable attorneys' fees and expenses) or liabilities due to or arising out of a breach of any representation, warranty, covenant or acknowledgment made by the Issuers herein.

7.3 All representations, warranties, covenants and acknowledgments contained in this Subscription Agreement and the indemnification contained in this section shall survive the acceptance of this subscription.

8. Obligation to be Bound by the Partnership Agreement and the Operating Agreement. Ownership of Units shall be subject to and governed by the terms and conditions of the Partnership Agreement and the Operating Agreement, copies of which are attached to the Offering Circular. By executing this Subscription Agreement and Annex B attached to this Subscription Agreement, the Subscriber agrees to be, and upon acceptance by the Issuers of the Subscriber's subscription will be deemed to be, a party to the Partnership Agreement and the Operating Agreement and bound by the terms thereof.

9. Modification. Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

10. Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been duly made when delivered to, or if mailed by registered or certified mail, return receipt requested, five (5) days after mailing (i) if to the Subscriber, the address set forth on the signature page of this Subscription Agreement; (ii) if to the Issuers: The BGC Equity Group, LLC, Attn: President, 473 Martzville Road, Berwick, Pennsylvania 18603; or (iii) to such other address as the Subscriber and/or the Issuers may hereafter have advised the other.

11. Successors and Assigns. Except as otherwise specifically provided in this Subscription Agreement, this Subscription Agreement shall be binding upon and inure to the benefit of the parties and their transferees, including without limitation, their legal representatives, heirs, administrators, executors, successors and permitted assigns.

12. Entire Agreement. This Subscription Agreement contains the entire agreement of the parties with respect to the matters set forth herein and there are no representations, covenants or other agreements except as stated or referred to herein.

13. Governing Law. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA WITHOUT REFERENCE TO THE CONFLICT OR CHOICE OF LAWS PROVISIONS THEREOF.

14. Construction. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or the neuter gender shall include the masculine, the feminine and the neuter. The term "include" and its forms shall be construed as if followed by the phrase "without limitation."

15. Captions. Captions contained in this Subscription Agreement are inserted only as a matter of convenience and shall in no way define, limit or extend the scope or intent of this Subscription Agreement or any provision hereof or in any way affect the construction or interpretation hereof.

16. Severability. If any provision of this Subscription Agreement, or the application of such provision to any person, entity or circumstance, shall be held invalid, the remainder of this Subscription Agreement, or the application of such provision to persons, entities or circumstances other than those to which it is held invalid, shall not be affected thereby.

17. Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument. An electronic signed copy of this Agreement shall have the same force and effect as an original signed copy.

[signature page to follow]

Type of Ownership: (Check one)

______ Individual

______ Joint tenants with rights of Survivorship

______ Tenants in common

______ Tenants by the entirety

______ Keogh

______ Community Property

_____ As Custodian for __________________

_____ Under the Uniform Gifts to Minors Act of the State of _____________

_____ IRA

_____ Corporation

_____ Partnership

_____ Trust/Estate/Pension or Profit Sharing Plan Date Opened:______________

______ Other (specify) ____

Number of Units being subscribed for: _____________

Minimum investment: $500.00 for five (5) Units.

Maximum investment: $100,000.00 for one thousand (1,000) Units.

Subscription:

_________ Units @ $100.00 per Unit = $______________

Name of Subscriber	Name of Joint/Co-Subscriber, if any
Residence Address	Mailing Address (if different from preceding)
City, State and Zip Code	City, State and Zip Code
Social Security Number Of primary Subscriber	Telephone Number / Facsimile Number

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the ____ day of ____________ 200__.

Subscriber: ________________
signature

Joint/Co Subscriber: ______________________
signature

ACCEPTED AND AGREED as of the ____ day of _________, 20__.

THE NEW BERWICK GOLF CLUB, LP

BY: The BGC Group, LLC, its general partner

____
(signature)
Name:
Title:

THE BGC EQUITY GROUP, LLC

BY: ____________________________
(signature)

Name:
Title:

ANNEX A

Representations, Warranties, Statements or Documents Relied Upon Other than those set forth in the Offering Circular and the Subscription Agreement:

If the Subscriber is relying upon any *verbal or written* representation, warranty, statement, claim or document made or furnished by the Issuers other than those set forth in the Offering Circular (as defined) inclusive of this Subscription Agreement, please so indicate:

____

____

____

____

____

____

____

____

____

TO BE SIGNED BELOW BY THE SUBSCRIBER AND BY THE COMPANY TO THE EXTENT ANYTHING IS INDICATED ABOVE.

DO NOT SIGN BELOW UNLESS YOU INDICATED IN THE SPACE ABOVE THAT YOU ARE RELYING UPON INFORMATION NOT SET FORTH IN THE OFFERING CIRCULAR, AND IN NOT INDICATING ANYTHING IN THE SPACE ABOVE, YOU ARE AGREEING THAT YOU ARE NOT RELYING UPON ANY VERBAL OR WRITTEN REPRESENTATION, WARRANTY, STATEMENT, CLAIM OR DOCUMENT OTHER THAN THOSE SET FORTH IN THE OFFERING CIRCULAR AND THE SUBSCRIPTION AGREEMENT. IF YOU SIGN BELOW BY MISTAKE (I.E. NOTHING IS INDICATED IN THE SPACE ABOVE) AND THERE IS NO COUNTERSIGNATURE BY THE COMPANY, IT IS AGREED THAT YOUR SIGNATURE BELOW IS WITHOUT CONSEQUENCE.

SIGNED (ONLY IF INFORMATION IS INDICATED ABOVE):

____
The Subscriber

____
Joint or co-Subscriber, if any

SIGNED:

THE NEW BERWICK GOLF CLUB, LP

BY: The BGC Group, LLC, its general partner

____
(signature)
Name:
Title:

THE BGC EQUITY GROUP, LLC

BY: ________________________________
(signature)

Name:
Title:

ANNEX B

JOINDER TO
LIMITED PARTNERSHIP AGREEMENT
OF
THE NEW BERWICK GOLF CLUB, LP
AND
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
THE BGC EQUITY GROUP, LLC

The undersigned has executed this Joinder as of the date written below in order to join as a party to, and hereby agrees to the duties and obligations therein contained, that certain Limited Partnership Agreement of The New Berwick Golf Club, LP, together with that Limited Liability Company Operating Agreement of The BGC Equity Group, LLC, and, intending to be legally bound hereby, agrees to be bound in all respects by such Limited Partnership Agreement and the Limited Liability Company Operating Agreement as such may be in effect from time to time, including but not limited to the undersigned being deemed to be a "Limited Partner" within the meaning of the Partnership Agreement and a "Member" within the meaning of the Operating Agreement.

Signature:	______________________________
Signature of Spouse/tenant in common or other co-party or joint party, if any	______________________________
Print Name:	______________________________
Print name of other party, if any	______________________________
Date:	______________________________
Social Security Number:	______________________________
Address:	______________________________
	______________________________

Exhibit C

Formation Charters

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Certificate of Limited Partnership
(15 Pa.C.S. § 8511)

M. BURR KEIM COMPANY COUNTER PICK-UP	Document will be returned to the name and address you enter to the left. ⇐

Fee: $125

In compliance with the requirements of 15 Pa.C.S. § 8511 (relating to certificate of limited partnership), the undersigned, desiring to form a limited partnership, hereby certifies that:

1. The name of the limited partnership *(may contain the word "company", or "limited" or "limited partnership" or any abbreviation)*:

The New Berwick Golf Club, LP

2. The (a) address of the limited partnership's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

(a) Number and Street	City	State	Zip	County
473 Martzville Road	Berwick	PA	18603	Columbia

(b) Name of Commercial Registered Office Provider — County
c/o:

3. The name and business address of each general partner of the partnership is:

Name	Address
The BGC Equity Group, LLC, 473 Martzville Road, Berwick, PA 18603	

2010 AUG -6 AM 10: 59
PA. DEPT. OF STATE

M. BURR KEIM COMPANY
DATE STAMPED COPY

This is to certify that this is a true and correct copy of the original that M. Burr Keim Company caused to be filed in the Office of the Corporation Bureau of the Pennsylvania Department of State.

Dated: 08/06/10

M. BURR KEIM COMPANY

By: [signature]

4. *Check, and if appropriate complete, one of the following:*

☑ The formation of the limited partnership shall be effective upon filing this Certificate of Limited Partnership in the Department of State.

☐ The formation of the limited partnership shall be effective on:_______ at_______.
Date Hour

5. The specified effective date, if any is:

UPON FILING
month date year hour, if any

IN TESTIMONY WHEREOF, the undersigned general partner(s) of the limited partnership has (have) executed this Certificate of Limited Partnership this

30 day of July, 2010.

[signature]
Signature

[signature]
Signature

____
Signature

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Certificate of Organization
Domestic Limited Liability Company
(15 Pa.C.S. § 8913)

M. BURR KEIM COMPANY COUNTER PICK-UP	**Document will be returned to the name and address you enter to the left.** ⇐

Fee: $125

In compliance with the requirements of 15 Pa.C.S. § 8913 (relating to certificate of organization), the undersigned desiring to organize a limited liability company, hereby certifies that:

2010 AUG -6 AM 10:59
PA. DEPT. OF STATE

1. The name of the limited liability company *(designator is required, i.e., "company", "limited" or "limited liability company" or abbreviation)*:
The BGC Equity Group, LLC

2. The (a) address of the limited liability company's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

(a) Number and Street	City	State	Zip	County
473 Martzville Road	Berwick	PA	18603	Columbia

(b) Name of Commercial Registered Office Provider — County
c/o:

3. The name and address, including street and number, if any, of each organizer is *(all organizers must sign on page 2)*:

Name	Address
~~Thomas Gray 473 Martzville Road, Berwick, PA 18603~~	
George Forese, 473 Martzville Road, Berwick, PA 18603	

M. BURR KEIM COMPANY
DATE STAMPED COPY

This is to certify that this is a true and correct copy of the original that M. Burr Keim Company caused to be filed in the Office of the Corporation Bureau of the Pennsylvania Department of State.

Dated: 08/06/10

M. BURR KEIM COMPANY

By: [signature]

4. *Strike out if inapplicable term*
~~A member's interest in the company is to be evidenced by a certificate of membership interest.~~

5. *Strike out if inapplicable:*
Management of the company is vested in a manager or managers.

6. The specified effective date, if any is: upon filing.
month date year hour, if any

7. *Strike out if inapplicable:* ~~The company is a restricted professional company organized to render the following restricted professional service(s):~~

____

____

8. For additional provisions of the certificate, if any, attach an 8½ x 11 sheet.

IN TESTIMONY WHEREOF, the organizer(s) has (have) signed this Certificate of Organization this

30 day of July, 2010.

____
Signature

____
Signature

____
Signature

Docketing Statement DSCB:15-134A (Rev 2001)
Departments of State and Revenue

One (1) copy required

BUREAU USE ONLY:
Dept. of State Entity # ____________
Dept. of Rev. Box # ____________
Filing Period ________ Date 3 4 5 ________
SIC/NAICS ________ Report Code ________

Check proper box:

Pennsylvania Entities

____ business stock
____ business non-stock
____ professional
____ nonprofit stock
____ nonprofit non-stock
____ statutory close
____ management
____ cooperative
____ insurance
x ____ limited liability company
____ restricted professional limited liability company
____ business trust

Foreign Entities
State/Country ________ Date ______

____ business
____ nonprofit
____ limited liability company
____ restricted professional limited liability company
____ business trust

Other

____ domestication
____ division
____ consolidation

1. Entity Name:
The BGC Equity Group, LLC

2. Individual name and mailing address responsible for initial tax reports:
Thomas Fetterman, 473 Martzville Road, Berwick, PA 18603
Name | Number and street | City | State | Zip

3. Description of business activity:
Golf Course Ownership

4. Specified effective date, if any:
upon filing
month/day/year | hour, if any

5. EIN (Employer Identification Number), if any:
____

6. Fiscal Year End:
December 31

7. Fictitious Name (only if foreign corporation is transacting business in PA under a fictitious name):
____

Exhibit D

LIMITED PARTNERSHIP AGREEMENT

OF

THE NEW BERWICK GOLF CLUB, LP

LIMITED PARTNERSHIP AGREEMENT

OF

THE NEW BERWICK GOLF CLUB, LP

A Pennsylvania Limited Partnership

Effective as of August 6, 2010

THE PARTNERSHIP INTERESTS IN THE NEW BERWICK GOLF CLUB, LP ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON THEIR TRANSFER UNDER THIS LIMITED PARTNERSHIP AGREEMENT.

LIMITED PARTNERSHIP AGREEMENT

OF

THE NEW BERWICK GOLF CLUB, LP

This **LIMITED PARTNERSHIP AGREEMENT** (the "***Agreement***") is entered into on this ___ day of _________, 2010, effective as of August 6, 2010, by, between and among THE NEW BERWICK GOLF CLUB, LP, a Pennsylvania limited partnership (the "***Partnership***"), THE BGC EQUITY GROUP, LLC, a Pennsylvania limited liability company whose address appears on Exhibit A attached hereto, as the general partner (the "***General Partner***"), and the limited partners whose respective names and addresses appear on the books and records of the Partnership (the "***Limited Partners***"). The General Partner and the Limited Partners are hereinafter individually referred to as "***Partner***" and collectively referred to as the "***Partners***."

BACKGROUND

The Partnership was formed on August 6, 2010, pursuant to the Pennsylvania Revised Limited Partnership Act, 15 Pa.C.S.A. §§ 8501 *et seq.*, as amended (the "***Act***") by filing a Certificate of Limited Partnership with the office of the Department of State for the Commonwealth of Pennsylvania. The Partnership has been formed for the purpose of raising capital and using such proceeds to purchase, own, operate and manage a golf club, located in Berwick, Pennsylvania (the "***Project***").

The Partners intend this Agreement to set forth the rights and obligations of each of the Partners regarding the Partnership and each other and to provide for the management and operation of the Partnership.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in consideration of the mutual covenants, conditions, and agreements set forth herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I- THE PARTNERSHIP

Section 1.1 Glossary. Definitions. For purposes of this Agreement, capitalized terms used herein shall have the meanings set forth in the Glossary Index of Defined Terms attached hereto as Exhibit A or as otherwise provided elsewhere in this Agreement.

Section 1.2 Formation. A Certificate of Limited Partnership was filed with the Department of State for the Commonwealth of Pennsylvania on August 6, 2010, pursuant to the relevant provisions of the Act. By entering into this Agreement, each of the General Partner and the Limited Partners hereby agrees to be bound to the terms and conditions of this Agreement in their entirety. Except as otherwise provided herein, the relative rights and obligations of the General Partner and the Limited Partners shall be as provided in the Act.

Section 1.3 Name and Office. The name of the Partnership is "The New Berwick Golf Club, LP" and its business shall be conducted in such name and/or such other assumed, trade, or fictitious names as the General Partner shall from time to time determine. The principal office and place of business of the Partnership shall be located at 473 Martzville Road, Berwick, Columbia County, Pennsylvania 18603, or such other places as the General Partner may from time-toime determine.

Section 1.4 Purposes, Business and Objectives. The purposes of the Partnership and the business to be carried on and the objectives to be attained by it are to acquire, develop, and construct improvements on, own and manage a golf club and related facilities and real estate, and to engage in any and all activities related to or incidental thereto. The Partnership shall be authorized to do whatever is required to carry on the business of the Partnership and attain its objectives, including, without limitation:

(a) to enter into and perform contracts of any kind necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Partnership;

(b) to acquire, construct, operate, maintain, improve, manage, buy, own, sell, convey, assign, mortgage, refinance, rent, or lease any property, real or personal, in fee or under lease, or any rights therein or appurtenant thereto, necessary or appropriate for the operation of the Partnership, including, but not limited to, a golf course, club house, maintenance and other facilities, and such other related buildings, structures, assets, vehicles, equipment, and other things;

(c) to borrow money from any source, including, but not limited to, any Partner, and to issue evidences of indebtedness and to secure the same by mortgage, pledge, or other lien in furtherance of the purposes of the Partnership;

(d) to solicit partners on behalf of the Partnership and otherwise seek potential investors;

(e) to negotiate for and conclude an agreement or agreements for the sale, exchange, or other disposition of all or any part of the Partnership's property;

(f) to hire and compensate employees, agents, independent contractors, attorneys, and accountants; and

(g) to carry on any other activities necessary to, in connection with, or incidental to the foregoing.

Section 1.5 Term. The Partnership shall have perpetual existence unless sooner dissolved or terminated as herein provided or otherwise by law.

Section 1.6 Fiscal Year. The fiscal year of the Partnership shall be the calendar year.

Section 1.7 Partnership Interests. The Partnership shall have two (2) classes of Partnership Interests: "***General Partnership Interests***", and "***Limited Partnership Interests***." The General Partnership Interests shall at all times be equal, in the aggregate, to one percent

(1%) of the Partnership. Limited Partnership Interests shall be reflected by the issuance of units ("***Units***"). Such Units shall represent an ownership interest in the Partnership (which shall be considered personal property for all purposes), consisting of (a) an interest in Profits and Losses, specially allocated items and distributions pursuant to this Agreement, and (b) to the extent provided in this Agreement or required under the Act, the right to vote or grant or withhold consents with respect to Partnership matters. Each Unit shall entitle the holder thereof to an ownership interest in the Partnership equal to a percentage equal to 1 divided by the total number of Units outstanding as of the time of determination of such percentage, multiplied by 0.99.

Section 1.8 Partnership Assets.

(a) The General Partner and the Limited Partners shall use the Partnership's credit and assets solely for the benefit of the Partnership. All real and personal property owned by the Partnership shall be owned by the Partnership as an entity. The General Partner's and each Limited Partner's interest in the Partnership shall be personal property for all purposes.

(b) No Limited Partner shall, either directly or indirectly, take any action to require partition or appraisement of the Partnership or of any of its assets or cause the sale of any Partnership asset for other than a Partnership purpose, and notwithstanding any provision of applicable law to the contrary, each Limited Partner (and its, his or her legal representatives, successors and assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to its, his or her Limited Partnership Interest or with respect to any assets of the Partnership, except as expressly provided in this Agreement.

Section 1.9 Conflicts of Interest and Transactions with Affiliates.

(a) Subject to Subsection (b) below, the General Partner and the Limited Partners, as well as Affiliates of the General Partner and the Limited Partners, may engage in any business or profession or possess any interest in other businesses or professions of every nature and description, independently or with others, including, without limitation, investing in other investment opportunities. Neither the General Partner nor the Limited Partners shall be obligated to offer any business opportunity to the Partnership or any other Partner, and the Partnership, the General Partner, and the Limited Partners shall not have any rights in such independent ventures including, without limitation, any rights to the income or profits thereof by virtue of having become Partners in the Partnership.

(b) Notwithstanding anything in this Agreement to the contrary, no Limited Partner shall own, manage, or be the general partner of a partnership that owns or manages, or any other officer, director or principal in an entity that owns or manages, any other golf course within forty (40) miles of the golf club owned by the Partnership, unless specifically consented to by the General Partner.

(c) The Partnership may enter into any arrangement, contract, agreement, or business venture that is not prohibited under the Act with the General Partner or any Limited Partner, or any of their respective Affiliates. The General Partner and each Limited Partner understands and acknowledges that the conduct of the business of the Partnership may involve business dealings with such other business ventures or undertakings of the other partners and their Affiliates. It is

expressly understood and agreed that the Partnership, at the sole discretion of the General Partner, may borrow funds from the General Partner or any Limited Partner, or from their respective Affiliates; provided, however, that any material transaction of the Partnership with any Partner or Affiliate thereof shall be on terms determined in good faith by the General Partner to be comparable to, or more favorable to the Partnership than, the terms which could be obtained from third parties.

ARTICLE II - CAPITAL AND INITIAL PARTNERSHIP INTERESTS

Section 2.1 Capital.

(a) The capital of the Partnership shall be the aggregate amount of cash and the Fair Market Value of the property and/or services contributed by the General Partner and the Limited Partners to the Partnership.

(b) The books and records of the Partnership shall be amended from time-to-time by the General Partner to reflect the withdrawal or admission of any Limited Partners, and any changes in the Percentage Interest of any Limited Partner arising from the Transfer of any part of a Partnership Interest to or by such Limited Partner, and any such amendment shall not be deemed to constitute an amendment to this Agreement.

Section 2.2 Issuance of Additional Partnership Interests.

(a) Subject to Section 2.3(a), the General Partner may from time-to-time solicit and accept additional Capital Contributions from any person and/or cause the Partnership to issue additional Partnership Interests, rights, options, or warrants exercisable for or convertible into Partnership Interests, or other securities or instruments of any type or class whatsoever. Except as may otherwise be agreed by the General Partner, any new Partnership Interests shall only be issued as of the opening of the first business day of any month. To the extent the General Partner accepts any additional Capital Contributions prior to such dates, such additional Capital Contributions shall be held in escrow until such time when the new Partnership Interests are issued. Notwithstanding the foregoing, General Partner shall require any Person acquiring Partnership Interests to, prior thereto or contemporaneously therewith, enter into and agree to be bound by this Agreement, and in no event shall any Person be deemed to be a Limited Partner until such Person has entered into and is bound by this Agreement.

(b) By executing this Agreement, each Limited Partner consents and authorizes the Partnership, acting solely through the General Partner, to issue, subject to the express requirements hereof, such interests, instruments, and securities upon such terms and conditions as the General Partner may from time-to-time determine to be appropriate.

Section 2.3 Capital Accounts.

(a) A Capital Account shall be established for the General Partner and each Limited Partner. Each such Capital Account shall be increased by: (1) the amount of cash contributed by such Partner to the Partnership; (2) the Fair Market Value, on the date of contribution, of property (other than cash) or services contributed by such Partner to the Partnership (net of liabilities secured by such contributed property that the Partnership is considered to assume or

take subject to under Section 752 of the Code); and (3) allocations to the Partner of Partnership income and gain (or items thereof). Each such Capital Account shall be decreased by: (1) the amount of cash distributed to such Partner by the Partnership (except as payments of principal and interest on any loans); (2) the Fair Market Value, as of the date of distribution, of property (other than cash) distributed to such Partner by the Partnership (net of liabilities secured by such distributed property that the partner is considered to assume or take subject to under Section 752 of the Code); and (3) allocations to the Partner of Partnership loss and deduction (or items thereof). In all events, the Capital Account of each Partner will be determined and maintained throughout the term of the Partnership in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv).

(b) The General Partner, in its sole discretion, may elect to have the Capital Accounts adjusted to reflect a revaluation of Partnership assets on the Partnership's books (the "***Revaluation Adjustment***") in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), provided such adjustment is accomplished in a manner that maintains the Capital Accounts in accordance with Treasury Regulation Section 1.704(b)(2)(iv)(f).

(c) Any Partner, including any additional or substitute Partner, who acquires any interest in the Partnership or whose Partnership Interest is increased by means of the transfer to such Partner of all or part of the Partnership Interest of another Partner, shall have a Capital Account which has been appropriately established or adjusted to reflect such acquisition or transfer. The Partners shall have initial Capital Accounts equal to the sum of their respective cash contributions to the Partnership and the Fair Market Value of their respective property or services contributions to the Partnership.

Section 2.4 Assessments. Upon an affirmative vote of those Limited Partners holding at least sixty percent (60%) of the issued and outstanding Units, Capital Contributions may be requested to be made by the Limited Partners (each, an "***Assessment***") pursuant to a written notice to each Limited Partner (each, a "***Capital Call Notice***"), provided that a Capital Call Notice shall be given to each Limited Partner not less than thirty (30) days prior to the date on which such Assessment is to be made. Each Limited Partner shall remit to the Partnership the amount specified in such Capital Call Notice on or before the due date specified therein. Notwithstanding anything in this Agreement to the contrary, any Limited Partner may elect to not participate in any Assessment without any penalty except to the extent the Percentage Interest of such Limited Partner may decrease as a result of the dilution effect from not participating in such Assessment.

Section 2.5 Maximum Unit Holdings. Notwithstanding anything in this Agreement to the contrary, no household of a Limited Partner, including a husband, wife, partner, all children under 18 years of age and any trust or entity of which such individuals are beneficiaries, settlors or majority owners (collectively, a "***Limited Partner Household***"), may own, in the aggregate, an amount greater than one thousand (1,000) Units; provided, however, such restrictions shall not prohibit a Limited Partner Household from owning more than one thousand (1,000) Units to the extent a Limited Partner in such Limited Partner Household acquires any such Units in excess of one thousand (1,000) as a result of (i) a bequest or other testamentary gift from an estate, trust or similar entity, (ii) as a result of an Assessment, or (iii) upon written consent of the General Partner. To the extent such Limited Partner owns or controls more than one thousand

(1,000) Units as a result of number (i) above, such excess amount over one thousand (1,000) shall become non-voting Units until such time when such Units are owned by a Limited Partner Household holding or controlling less than one thousand (1,000) Units, or as otherwise permitted by the General Partner.

Section 2.6 General Provisions.

(a) The Partnership may, at the discretion of the General Partner, borrow for Partnership purposes at any time and from any source. No Limited Partner shall be liable for any indebtedness of the Partnership, and no Limited Partner shall be required to contribute any capital, participate in any Assessment, or to lend any funds to the Partnership other than such Limited Partner's Capital Contribution. If the allocation of losses or distributions required or permitted to be made under this Agreement results in the reduction of a Limited Partner's Capital Account, such reduction need not be restored. The General Partner shall have no personal liability for the repayment of the Capital Contribution of any Limited Partner.

(b) No interest shall be paid on or with respect to a Capital Contribution or a Capital Account.

(c) Except as set forth herein, No Limited Partner shall have the right to withdraw or reduce his or her Capital Contribution.

(d) Routine and other expenses in connection with managing and operating the Project shall be deemed to be expenses of the Partnership, and the Partnership shall have the authority and obligation to pay for such expenses out of the working capital of the Partnership.

Section 2.7 Reserve Fund. The Partnership may, in the discretion of the General Partner, establish a reserve fund to provide for working capital or for any other contingencies of the Partnership.

ARTICLE III - RIGHTS, POWERS AND DUTIES OF PARTNERS

Section 3.1 Conduct of Partnership Business. The General Partner shall use its best efforts to carry out the purposes, business and objectives of the Partnership. Except as otherwise provided herein, all decisions with respect to the management of the Partnership's business shall be made by the General Partner, which shall have general responsibility for all aspects of the Partnership's business and operations and which hereby is designated as the "tax matters partner" of the Partnership within the meaning of Code Section 6231(a)(7).

Section 3.2 Powers of the General Partner. The General Partner shall have the necessary powers to carry out the purposes, business and objectives of the Partnership and, except as otherwise provided herein or by the laws of the Commonwealth of Pennsylvania, shall possess and enjoy all of the rights and powers of a partner or a partnership without limited partners. Such powers shall include, but not be limited to, the following:

(a) to execute and deliver, on the Partnership's behalf, evidences of indebtedness and documents granting security for the payment thereof (with or without warrant of attorney to confess judgment against the Partnership upon default);

(b) to make such arrangements with respect to bank accounts and to authorize signatures for checks, notes and other instruments of the Partnership as the General Partner shall deem appropriate;

(c) to borrow and to raise monies and, from time-to-time, to issue, accept, endorse, and execute promissory notes, drafts, bills of exchange, bonds, debentures, and other negotiable or nonnegotiable instruments or evidences of indebtedness in the name of the Partnership, and to secure the payment of any other instrument of lien, conveyance, or assignment in trust upon the whole or any part of the property of the Partnership, whether at that time owned or thereafter acquired, with the provision that no creditor making a loan may have or acquire, at any time, as a result of making the loan, any direct or indirect interest in the profits, capital, or property of the Partnership other than as a secured creditor;

(d) to grant a warrant of attorney to confess judgment against the Partnership;

(e) to assign any security interest granted to the Partnership by the Limited Partners in connection with any borrowing effected by the Partnership;

(f) to employ, on behalf of the Partnership, agents, consultants, advisers, employees, accountants, lawyers, and such other third parties, and to obtain such other assistance and services as may seem proper and to pay such remuneration as the General Partner may deem reasonable and appropriate (but not in excess of any other limitations set forth in this Agreement), whether or not such assistance or services are rendered by an Affiliate;

(g) to possess, transfer, mortgage, pledge or otherwise deal in, and to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to investments;

(h) to sue, be sued, complain, defend, and compromise and settle claims in the name of, or on behalf of, the Partnership;

(i) to have and maintain one or more offices within the Commonwealth of Pennsylvania or otherwise and to rent or acquire office space, engage personnel, and do such other acts and things as may be necessary or desirable in the maintenance of such office or offices;

(j) to enter into, make, and perform contracts, agreements, and other undertakings to the extent necessary or desirable in the accomplishment of Partnership purposes; and

(k) to do all other things and engage in all other transactions, including the borrowing and lending of money and other property, that the General Partner shall deem necessary or appropriate to the exercise of the foregoing powers or to carry out the purpose of the Partnership. No rule of law for construction of contracts shall limit the powers of the General Partner to the powers specifically enumerated herein.

Section 3.3 Duties and Obligations of the General Partner.

(a) The General Partner shall take any and all actions which may be reasonably necessary or appropriate for the continuation of the Partnership's valid existence as a limited partnership under the laws of the Commonwealth of Pennsylvania.

(b) The General Partner shall not permit the funds of or belonging to the Partnership to be commingled with those of any other entity. The General Partner shall require any Person acquiring Partnership Interests to, prior thereto or contemporaneously therewith, enter into and agree to be bound by this Agreement.

(c) The General Partner shall prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any federal, state or local tax returns required to be filed by the Partnership. The General Partner shall cause the Partnership to pay any taxes payable by the Partnership.

(d) The General Partner shall, from time-to-time, prepare and file all certificates (or amendments thereto) and other similar documents required by law to be filed and recorded for any reason, in such office or offices as are required under the laws of the Commonwealth of Pennsylvania or any other state in which the Partnership is then qualified or doing business. The General Partner shall do any and all other acts and things (including making publications or periodic filings of this Agreement of any limited partnership certificates or amendments thereto or other similar documents) which may now or hereafter be required or deemed by the General Partner to be necessary: (i) for the perfection and continued maintenance of the Partnership as a limited partnership under the laws of the Commonwealth of Pennsylvania and each other state in which the Partnership is then qualified or doing business; (ii) to protect the limited liability of the Limited Partners as limited partners under the laws of the Commonwealth of Pennsylvania and each other state in which the Partnership is then qualified or doing business; (iii) to cause such certificates or other documents to reflect accurately the agreement of the Partners, the identity of the Limited Partners and the General Partner and the amounts of their respective Capital Contributions; and (iv) to permit the Partnership to own its property and lawfully transact its business.

Section 3.4 Limited Partners. Except as otherwise expressly provided herein, the Limited Partners shall not participate in the management of the Partnership, have any control over the Partnership's business or assets or have any right or authority to act for or obligate the Partnership. Each Limited Partner hereby represents and warrants that he has received, read and fully understands this Agreement, along with the Subscription Agreement and the Offering Circular in connection with his investment in the Partnership and acquisition of Limited Partnership Interests therein.

Section 3.5 Limitation of Liability; Indemnification.

(a) Neither the General Partner nor any of its officers, directors, members, partners, employees, agents, representatives or Affiliates shall be personally liable for the return of any Capital Contribution made to the Partnership by a Limited Partner. The General Partner, its partners, members, employees, agents, representatives and Affiliates shall have no liability to the Partnership or to any Limited Partner for any loss, cost or expense suffered or incurred by the Partnership or its Limited Partners that arises out of or relates to any action or inaction of any of

such persons if such action or omission to act was undertaken, in good faith, upon a determination that such course of conduct was in the best interests of or not opposed to the best interests of the Partnership, and such act or omission did not constitute gross negligence, misconduct or knowing violation of law on the part of the General Partner or any such persons.

(b) The General Partner, its partners, members, employees, agents, representatives and Affiliates shall be indemnified by the Partnership against any losses or threat of losses, judgments, liabilities, expenses incurred in settling any claim or threatened action or incurred in any finally adjudicated legal proceeding, including reasonable attorneys' fees and costs of removing any liens affecting property of the indemnitee, and/or amounts paid in settlement of any claims sustained by it arising from or relating to the Partnership, provided that the same were not the result of gross negligence, willful misconduct or knowing violation of law on the part of the General Partner or such persons.

(c) Notwithstanding the foregoing, the General Partner, its partners, members, employees, agents, representatives and Affiliates, shall not be indemnified for liabilities arising under federal and state securities laws unless (i) there has been a successful adjudication on the merits of such count involving securities law violations, (ii) such claim or claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of such claim or claims. The Partnership shall not incur the cost of any portion of any insurance which insures any party against any liability as to which such party is herein prohibited from being indemnified.

(d) Indemnification shall be made solely from assets of the Partnership and no Limited Partner shall be personally liable to any indemnitee.

(e) This Section 3.5 shall inure to the benefit of the General Partner, its officers, directors, shareholders, members, partners, employees, agents, representatives and Affiliates, and the employees, agents and representatives of the Partnership, and their respective heirs, executors, administrators, successors and assigns.

ARTICLE IV - ALLOCATIONS AND DISTRIBUTIONS

Section 4.1 Cash Flow. The General Partner shall determine Cash Flow or other property, if any, of the Partnership available for distribution. Any Cash Flow or other property of the Partnership that the General Partner determines is available for distribution for any fiscal quarter shall, to the extent not previously distributed during such fiscal quarter, be distributed to the General Partner and the Limited Partners from time-to-time as the General Partner may determine in proportion to each partner's respective Percentage Interests.

Section 4.2 Profits or Losses from Operations and Gain or Loss from a Sale of Assets. Profits or Losses from Operations of the Partnership and gain or loss arising from a Sale of Assets for each fiscal year shall be determined in accordance with the accounting methods followed by the Partnership for federal income tax purposes and shall be allocated to each Partner in proportion to his Partnership Interests.

Section 4.3 Tax Distributions. To the extent that any Cash Flow is available for distribution, the General Partner shall, not later than ninety (90) days following the end of each

of its fiscal years, distribute to each Partner, with respect to such fiscal year, such Cash Flow in an amount equal to such Partner's Presumed Tax Liability for such fiscal year (a "***Tax Distribution***").

(a) All amounts required to be distributed to a Partner pursuant to Subsection 4.3 shall be reduced by any distributions made pursuant to Subsections 4.4 or 4.5 for such fiscal year or prior to the expiration of the ninety (90) day period following the end of such fiscal year, provided that such amounts were not applied to such Partners Presumed Tax Liability for a prior fiscal year.

(b) Any amount distributed pursuant to this Subsection 4.3 will be deemed to be an advance distribution of amounts otherwise distributable to the Partners pursuant to Subsection 4.1 and will reduce the amounts that would subsequently otherwise be distributable to the Partners pursuant to Subsection 4.1 in the order set forth in Subsection 4.1.

(c) The Partnership may distribute Tax Distributions in quarterly installments on an estimated basis prior to the end of a fiscal year, but if the amounts distributed by the Partnership as estimated quarterly Tax Distributions exceed the greater of (a) the amount of Tax Distributions to which such Partner is entitled for such fiscal year or (b) the total amount of other distributions to which such Partner is entitled in such fiscal year, then the Partner shall, within fifteen (15) days after the tax return for such fiscal year is filed, return such excess to the Partnership and such excess will be treated as a distribution to such Partner pursuant to Subsection 4.1 until it is returned (or if for any reason such excess is not returned, then such excess will be set off against any future distributions to which such Partner otherwise would have been entitled).

(d) All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Partnership or the Partners shall be treated as amounts paid or distributed, as the case may be, to the Partners with respect to which such amount was withheld pursuant to this Subsection 4.3(d) for all purposes under this Agreement and shall be treated as a Tax Distribution for the purpose of Subsection 4.3.(b). The Partnership is authorized to withhold from payments and distributions, or with respect to allocations to the Partners, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Partners with respect to which such amount was withheld.

Section 4.4 Distributions Upon a Sale of Assets. All net cash proceeds arising as a result of a Sale of Assets shall be distributed in accordance with Section 6.3 herein.

Section 4.5 Distributions of Net Cash Proceeds from Refinancing. All Net Cash Proceeds from Refinancing shall be distributed, at such time as the General Partner may determine, to each Partner in proportion to his respective Partnership Interests.

Section 4.6 General Partner's Share of Certain Items. Notwithstanding anything contained herein to the contrary, the interests of the General Partner (not including any interest the General Partner may possess as a Limited Partner) in each material item of income, gain,

loss, deduction or credit shall equal at least one percent (1%) of each such item at all times during the Partnership's existence.

Section 4.7 Character of Gain from a Sale of Assets. To the extent that the Partnership recognizes gain as a result of a Sale of Assets which is taxable as ordinary income because it is attributable to recapture of the deductions allowed with respect to cost recovery property (depreciation) in accordance with Code Section 1245 or Code Section 1250, such ordinary income shall be allocated among the General Partner and Limited Partners in the same proportion as such deductions (depreciation) giving rise to such ordinary income were allocable among the Partners. Notwithstanding the foregoing, in no event shall the General Partner or any Limited Partner be allocated ordinary income hereunder in excess of the amount of gain allocated to the General Partner or such Limited Partners under Section 4.2 above.

Section 4.8 Loss Limit. Notwithstanding anything contained herein to the contrary, loss (or any item thereof) which, if allocated to a Partner, could result in his having a deficit balance in his Capital Account shall be allocated to such Partner if and only to the extent that such deficit balance does not exceed the sum of (a) the remaining amount that such Partner is obligated to contribute to the Partnership, plus (b) the amount, if any, of the deficit Capital Account which the Partner is or, pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) is treated as, obligated to restore, plus (c) such Partner's share of Partnership Minimum Gain. The maximum deficit balance in a Partner's Capital Account, as calculated in accordance with the preceding sentence, is hereinafter referred to as the "***Loss Limit***." For this purpose, a Partner's Capital Account shall be adjusted for (A) allocations of loss or deduction that, as of the end of the Partnership's taxable year, reasonably are expected to be made to such Partner's Capital Account pursuant to Section 704(e)(2) or Section 706(d) of the Code or pursuant to Treasury Regulation Section 1.751-1(b)(2)(ii), and (B) distributions that, as of the end of such year, reasonably are expected to be made to such Partner to the extent they exceed offsetting increases to such Partner's Capital Account that reasonably are expected to occur during (or prior to) the years in which such distributions reasonably are expected to be made, and otherwise in accordance with Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

Section 4.9 Deductions Attributable to Partner Non-recourse Debt. Notwithstanding anything contained herein to the contrary, all deductions which are attributable to Partner Non-recourse Debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in accordance with the provisions of Treasury Regulation Section 1.704-2(i).

Section 4.10 Qualified Income Offset. Notwithstanding anything contained herein to the contrary, if any Partner receives an unexpected adjustment to such Partner's Capital Account, an unexpected allocation of loss or deduction or an unexpected distribution as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), as they now exist or may be amended, which creates or increases a deficit balance in such Partner's Capital Account in excess of such Partner's Loss Limit, such Partner shall be allocated items of income and gain consisting of a *pro rata* portion of each such item in an amount and manner sufficient to eliminate such increase in such Partner's deficit balance as quickly as possible. This provision is intended as a "qualified income offset" as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

Section 4.11 Minimum Gain Chargeback. Notwithstanding anything contained herein to the contrary, if there is a net decrease in Partnership Minimum Gain during a Partnership taxable year, each Partner shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to such Partner's share of the net decrease in Partnership Minimum Gain within the meaning of Treasury Regulation Section 1.704-2(g)(2). This provision is intended as a "minimum gain chargeback" as described in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

Section 4.12 Allocation Upon Admission. Upon the admission of any Partner to the Partnership, profit and loss during the month of admission shall be allocated using the "monthly convention" (i.e., a Partner admitted in a particular month are treated as admitted on the first day of the month). If that method is determined to be invalid for tax purposes, the allocation of profit and loss in such month shall be made under any other permissible method which may be selected by the General Partner taking into account its judgment of the best interest of the Limited Partners as a class.

Section 4.13 Tax Allocations; Code Section 704(c). Except as otherwise provided herein, allocations of profits, gain and loss for tax purposes shall be made in the same manner as the allocations for book purposes described in Section 4.2 of this Agreement. However, in accordance with Code Section 704(c) and the Regulations thereunder, items of income, gain and loss and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Partners so as to take into account any variation between the adjusted tax basis of the property and its Fair Market Value at the time the property was contributed to the Partnership. Such allocation shall be made in accordance with the "traditional method" described by Treasury Regulation Section 1.704-3(b). Upon a Sale of Assets, any gain in excess of the amount allocated under Code Section 704(c) shall be allocated for tax purposes among the Partners in accordance with the provisions of Section 4.2 hereof. Allocations pursuant to this Section 4.13 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Partner's Capital Account or share of profits, losses or distributions pursuant to any other provision of this Agreement.

Section 4.14 Allocations to Reflect Capital Account Adjustments. Notwithstanding any other provision hereof, in the event of a Revaluation Adjustment to the Partners' Capital Accounts pursuant to Section 2.3(b) hereof, items of depreciation, income, gain, loss or deduction with respect to the assets held by the Partnership at the time of such Revaluation Adjustment shall be computed and allocated for tax purposes in a manner which takes into account the variation between the adjusted tax basis and the book value of such assets in a manner consistent with Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

ARTICLE V - CERTAIN CHANGES OF GENERAL PARTNER

Section 5.1 Withdrawal of General Partner. To the maximum extent permitted by law, the Limited Partners may not remove the General Partner.

Section 5.2 Replacement of the General Partner. In the event the General Partner is removed or resigns, the Limited Partners shall elect a new general partner to fill such vacancy.

Section 5.3 Changes of General Partner Generally. Any substitute general partner shall, immediately upon admission as a general partner, become the owner of the Partnership Interests of the General Partner whose place it is taking.

ARTICLE VI - TERMINATION, DISSOLUTION AND WINDING UP

Section 6.1 No Termination. Except as otherwise provided herein, the Partnership shall not be terminated by the death, disability, substitution, admission or withdrawal of the General Partner or any Limited Partner.

Section 6.2 Termination.

(a) The Partnership shall be terminated and dissolved and its affairs wound up upon the first of the following to occur:

(i) a Sale of Assets;

(ii) the withdrawal, dissolution, or Bankruptcy of the General Partner, unless, within sixty (60) days of such event, the Limited Partners consent to the continuation of the Partnership and elect a substitute general partner to continue the Partnership's business and such substitute general partner agrees in writing to accept such election;

(iii) the determination in writing of the General Partner that the Partnership should be dissolved; or

(iv) the Bankruptcy or insolvency of the Partnership.

(b) Notwithstanding anything contained herein to the contrary, upon a Sale of Assets at a gain, where all or any portion of the consideration payable to the Partnership is to be received by the Partnership more than ninety (90) days after the date on which such Sale of Assets occurs, the Partners may elect to continue the Partnership solely for purposes of collecting the deferred payments and making distributions to the Partners. In such event: (i) gain recognized in any year as a result of such Sale of Assets in excess of the gain allocated under Section 4.2 above shall be allocated among the Partners in the same proportion as such excess gain would have been allocated if the entire gain resulting from such Sale of Assets were required to be recognized for federal income tax purposes in the year in which such Sale of Assets occurred; (ii) cash distributions by the Partnership shall be made as provided in Section 4.1; and (iii) notwithstanding Section 4.2 above, income attributable to interest on deferred payments shall be allocated among, and such interest shall be distributed to, the Partners as if the deferred payment obligations received by the Partnership had been distributed in kind to the Partners in the proportions provided for in Section 4.1.

Section 6.3 Dissolution and Winding Up. Upon the Partnership's termination, the following steps shall be taken in the following order of priority:

(a) Each Capital Account shall be determined. Profits or losses to the date of termination, including realized gain (whether or not recognized for tax purposes) or loss arising from a sale or other disposition, the taking by eminent domain or the damage and destruction of all or substantially all of the Partnership's assets, shall be allocated as set forth in Section 4.2 above and credited or charged to the Partners' Capital Accounts.

(b) The Partnership shall be dissolved and its affairs shall be wound up. All debts and obligations of the Partnership shall be paid, discharged or provided for by setting up appropriate reserves, which shall include a reserve to provide for a return of capital to the partners.

(c) The assets of the Partnership not required to pay, discharge or provide for the Partnership's debts and obligations shall be distributed among all partners in accordance with Section 4.1 as though such assets were distributable Cash Flow.

ARTICLE VII - PARTNERSHIP INTERESTS OF LIMITED PARTNERS

Section 7.1 Permitted Transfers.

(a) Except as otherwise provided herein, upon consent of the General Partner (not to be unreasonably withheld), a Limited Partner may, at any time, Transfer any part or all of such Limited Partner's Units to any other Limited Partner upon such terms and conditions as such Limited Partners may agree.

(b) Subject to Section 2.5 hereof, a Limited Partner may, at any time, Transfer any part or all of such Limited Partner's Units (i) to such Limited Partner's family members; (ii) to a trust for such Limited Partner's benefit, for the benefit of any Person in such Limited Partner's immediate family or for the benefit of a descendant of such Limited Partner; (iii) if the Limited Partner is a trust, to a beneficiary of the Limited Partner or any descendant of such beneficiary; (iv) to the Limited Partner's executor, heirs, or other legal representative for the purpose of settling a deceased Limited Partner's estate, or (v) if the Limited Partner is an entity, to such entity's majority owner (together with the other Limited Partners, the "***Permitted Transferees***").

(c) A Limited Partner may, at any time, Transfer any part or all of his Units to a limited liability company (as a capital contribution or pursuant to a sale or other Transfer), to a partnership (whether general or limited), to a corporation, or to such other entity provided that all or substantially all of the owners of that entity at the time of the Transfer to it consist of Partners or Permitted Transferees.

(d) Except as otherwise provided in Sections 7.1(a), 7.1(b) or 7.1(c), in the event a Limited Partner (the "***Offeree***") receives a bona fide offer in writing (the "***Offer***") from any Person not then a Limited Partner of the Partnership (hereinafter, the "***Third Party***") to purchase all or any part of the Offeree's Units (the "***Offered Units***") and the Offeree desires to accept the Offer, the Offeree shall give prompt written notice (the "***Notice***") of such desire to the Partnership, who shall, if not so purchasing as provided below, give prompt notice to all of the remaining Limited Partners (the "***Remaining Limited Partners***") together with a copy of the Offer.

(e) The Partnership shall have the right, but not the obligation, within thirty (30) days from receipt of such Notice, to purchase all or any portion of the Offered Units. If, within said thirty (30) day period, the Partnership does not elect to purchase all of the Offered Units or if the Partnership elects to purchase only a portion of the Offered Units, the Remaining Limited Partners shall have the right, but not the obligation, to purchase within thirty (30) days thereafter, their "Proportionate Share" (as defined herein) of the remaining Offered Units not purchased by the Partnership. For purposes of this Agreement, "***Proportionate Share***" shall mean that portion of the remaining Offered Units not purchased by the Partnership as shall be determined by dividing the number of Units owned by the applicable Remaining Limited Partner by the total number of Units owned by all of the Remaining Limited Partners, and then multiplying such quotient by the number of remaining Offered Units not purchased by the Partnership. If any Remaining Limited Partner declines to purchase all or any part of his Proportionate Share within said period, then the Remaining Limited Partners who elected to purchase their Proportionate Share shall have the right, but not the obligation, by notice to the Offeree within the thirty (30) day period immediately following the thirty (30) day period specified herein, to purchase their respective Proportionate Share of the remaining balance of unpurchased Offered Units. This process shall continue until all of the Offered Units have been so purchased, or no Remaining Limited Partner desires to purchase any additional Offered Units.

(f) Any purchases made pursuant to this Section 7.1 shall be at the price and on the terms set forth in the Offer, or, in the event that any term is not specified in the Offer or a Transfer occurs other than a sale, the terms of such Transfer shall be determined according to the provisions of Sections 7.6 and 7.7 of this Agreement. The Partnership or the Remaining Limited Partners, as the case may be, may exercise their rights during the option periods set forth in this Section 7.1 by giving notice to the Offeree as set forth in Section 9.3 of this Agreement. If all of the Offered Units are not purchased through the foregoing procedures by the Partnership and/or the Remaining Limited Partners, then the Offered Units may be sold by the Offeree to the Third Party at the price and upon the terms of the Offer. The Offeree may not sell the Offered Units at a price or upon terms that differ from those set forth in the Offer without first reoffering the Offered Units to the Partnership and the Remaining Limited Partners pursuant the procedures set forth in this Section 7.1. Failure on the part of the Partnership or the Remaining Limited Partners to act within the appropriate period or periods shall constitute a rejection of the Offer by the party failing to act.

(g) If all of the Offered Units are not purchased by the Third Party pursuant to this Section 7.1 within ninety (90) days from the date of the receipt of the Offer by the Offeree, such Offer shall be deemed to have expired and the Offered Units must be reoffered to the Partnership and the Remaining Limited Partners pursuant to the procedures set forth in this Section 7.1.

(h) Any Third Party who acquires Units from a Limited Partner pursuant to this Section 7.1 shall, immediately upon such acquisition, become bound by the terms of this Agreement as though such Third Party were the Limited Partner from whom the Offered Units were acquired, and the Transfer of the Offered Units shall not be made on the books of the Partnership until a copy of this Agreement (or a joinder hereto) has been executed by such Third Party. Failure or refusal to sign this Agreement (or a joinder hereto) shall not relieve such Third Party from any obligations hereunder.

Section 7.2 Restrictions on Transfers.

(a) Except as may be otherwise provided in this Agreement, no Limited Partner (or assignee or transferee of a Limited Partner's Units) shall Transfer such Limited Partner's Units, or any portion thereof, to another Person without the consent of the General Partner, and, subject to the foregoing, notwithstanding anything herein to the contrary, upon any such Transfer, a Limited Partner shall provide the General Partner with immediate notice thereof. Any assignee or transferee of any Units transferred in contravention of this Agreement shall have no right to become a Limited Partner, and any voting rights attributable to such Units shall not be counted for any purposes whatsoever. Such assignee or transferee shall only be entitled to receive such benefits as are specifically provided by law.

(b) Except as set forth in Section 7.1, no Limited Partner shall Transfer such Limited Partner's Units until the earlier of the date by which (i) the Partnership's initial offering of Units closes, as determined by the General Partner, or (ii) the Partnership sells twenty thousand (20,000) Units.

(c) The Limited Partners shall be permitted to condition any Transfer of Units upon the restriction, in whole or in part, of the transferee's right to participate in the management of the business and affairs of the Partnership.

(d) Anything herein to the contrary notwithstanding, no Limited Partner shall have the right to Transfer such Limited Partner's Units if such Transfer would result, directly or indirectly, in (i) the termination of the Partnership for state law or federal or state tax purposes; (ii) the violation of the Securities Act of 1933 or any rules or regulations thereunder or any applicable state securities laws or any rules or regulations thereunder; (iii) the violation of any investment representation given by such Limited Partner in connection with such Limited Partner's acquisition of Units; or (iv) the violation of the terms of this Agreement.

Section 7.3 **Intentionally omitted.**

Section 7.4 Legal Proceedings Involving Limited Partners.

(a) Upon the happening of any of the legal proceedings involving a Limited Partner set forth below in Section 7.4(c), the Limited Partner, or such Limited Partner's legal representative, as the case may be, shall be deemed to have offered for sale, on the date such legal proceeding is initiated, all Units owned by such Limited Partner or such Limited Partner's personal representative in accordance with Section 7.4(b). The purchase price and the method of payment for Units purchased pursuant to this Section 7.4 shall be determined according to Sections 7.6 and 7.7 of this Agreement.

(b) Any Limited Partner who is required to Transfer one or more Units pursuant to Section 7.4(b) shall be deemed to have offered such Units for sale to the Partnership and the remaining Limited Partners. The Partnership shall have thirty (30) days (commencing on the date of the triggering event specified below in Section 7.4.(c)) to elect to purchase all Units owned by such Limited Partner. If the Partnership fails to exercise its rights under this Section 7.4(b) within the thirty (30) day period, the remaining Limited Partners shall have fifteen (15) days immediately following the expiration of the aforementioned thirty (30) day Partnership

option period to elect to purchase all of such Limited Partner's Units. In the event that some Limited Partners elect not to purchase such Units, the Limited Partners who do so elect to purchase such Units may elect to purchase such unpurchased Units. The Partnership or the remaining Limited Partners, as the case may be, may exercise their rights during the option periods set forth in this Section 7.4(b) by giving notice to the deemed offering Limited Partner as set forth in Section 9.3.

(c) Section 7.4(a) and 7.4(b) shall apply if a Limited Partner:

(1) makes an assignment for the benefit of creditors;

(2) voluntarily initiates any bankruptcy, insolvency, reorganization, arrangement, debt adjustment, liquidation, or receivership proceeding;

(3) involuntarily has any bankruptcy, insolvency, reorganization, arrangement, debt adjustment, liquidation, or receivership proceeding commenced against such Limited Partner which is not dismissed within thirty (30) days of the commencement thereof; or

(4) has any of such Limited Partner's Units attached or become subject to a charging order (including, without limitation, pursuant to a divorce action).

Section 7.5 Drag-Along Rights. If the Limited Partners holding a majority of the outstanding Units (the "***Majority Limited Partners***") decide to sell all or any portion of their Units to a third party, then the Partnership shall have the right, subject to compliance with the provisions of this Section, to require the other Limited Partners (collectively, the "***Minority Limited Partners***") to sell a certain percentage of the Units held by the Minority Limited Partners equal to the percentage of Units being sold by the Majority Limited Partners on the same terms and conditions as those on which the Majority Limited Partners are selling their Units to such third party (the "***Proposed Third-Party Sale***"). At least thirty (30) days prior to the Proposed Third-Party Sale, the Partnership shall provide written notice to each of the Minority Limited Partners of the Majority Limited Partners' intention to exercise their rights hereunder by requiring the Minority Limited Partners to sell their Units, together with the applicable terms and conditions of such sale. Each Minority Limited Partner hereby covenants and agrees that, upon receipt of the aforesaid notice, such Minority Limited Partner shall take such actions and execute such documents and instruments as shall be necessary or appropriate to consummate any sale contemplated by this Section.

Section 7.6 Purchase or Redemption Price. Except as herein provided, the purchase price of the subject Units (the "***Purchase Price***") for all purposes of this Agreement shall be equal to the fair market value of such Units as determined by the General Partner, after conferring with the Partnership's lawyers and accountants. If any such Limited Partner disagrees with the Purchase Price determined by the General Partner, such Limited Partner shall, at its own cost, select an independent certified public accountant (the "***Limited Partner Accountant***") to calculate the Purchase Price. In the event the Partnership disagrees with the Purchase Price determined by the Limited Partner Accountant, the Partnership shall, at its own cost, select an independent certified public accountant (the "***Partnership Accountant***") to calculate the Purchase Price. The final Purchase Price shall be the average of the Purchase Price as

determined by each of the General Partner, the Limited Partner Accountant, and the Partnership Accountant, which Purchase Price shall be final and binding on the Partnership and on each Limited Partner.

Section 7.7 Payment Terms. The Purchase Price shall be paid on the Closing Date (as defined in Section 7.8 hereof) by cash payment, delivery of a promissory note (the "***Promissory Note***") or a combination thereof, effective as of the Closing Date. Unless otherwise agreed to by the parties, the Promissory Note shall (i) have a repayment term of five (5) years, (ii) bear interest on the unpaid principal balance at a per annum rate equal to the prime rate of interest in effect on the date for determination as reported by the Wall Street Journal on the applicable date, (iii) require interest and principal to be paid in consecutive monthly installments commencing one month after the Closing Date and continuing on the same day of each successive month thereafter, the maker reserving, nevertheless, the right of prepayment without penalty, premium, or fee, and (iv) contain such other terms and conditions that are standard for such Promissory Notes. Notwithstanding the foregoing, the Partnership shall in no event be obligated to pay an amount greater than Twenty-Five Thousand Dollars ($25,000.00) in any one-year period under any Promissory Note. In the event that any obligation to pay Purchase Price is extended hereby, the Partnership shall not be in default on any obligation otherwise arising hereunder so long as the Partnership continues to pay the maximum amount of Purchase Price required to be paid under this Section 7.7.

Section 7.8 Closing Date. Unless otherwise agreed by the General Partner and such Limited Partner, the closing on the purchase and sale of any Units purchased and sold under this Agreement shall be held at 1:00 P.M., New York time, within ninety (90) days following the date when an offer is accepted, the event triggering the Transfer occurs, or an obligation to Transfer otherwise arises hereunder (the "***Closing Date***" or "***Closing***"). Closing shall be held at the offices of the Partnership, or at any other mutually agreeable location. Time is of the essence in the performance of this Agreement.

Section 7.9 Joint Transfer Required. Notwithstanding anything herein to the contrary, no Units may be transferred hereunder unless "Units" (as that defined in that certain Limited Liability Company Operating Agreement of The BGC Equity Group, LLC dated as of even date herewith) of General Partner, on a one (1) to one (1) ratio, are also transferred in connection therewith.

Section 7.10 Operating Rules.

(a) Any Limited Partner transferring or proposing to Transfer Units, or whose Units are the subject of a Transfer or proposed Transfer, shall not have the right to vote upon whether the Partnership shall exercise its right under this Article VII to purchase such Units.

(b) The obligation of the remaining Limited Partners, among themselves, to purchase or to exercise any purchase arising under this Agreement shall be *pro rata* based on the number of Units held by each Limited Partner participating in the purchase immediately before the purchase, unless otherwise agreed to by such remaining Limited Partners.

(c) If an offer to sell is made pursuant to this Article VII, the offer shall be deemed to have been refused unless accepted in writing within the time period specified.

Section 7.11 Waiver of Restrictions. Notwithstanding anything contained herein to the contrary, the General Partner may waive, in writing, any Transfer restrictions otherwise imposed by this Agreement.

Section 7.12 Additional Limited Partners. The General Partner shall have the authority and right to admit additional Limited Partners and substitute Limited Partners in its sole and absolute discretion, without the consent of the Limited Partners nor their respective agreement to the terms upon which such additional and/or substitute Limited Partners are admitted.

Section 7.13 Books and Records. The General Partner shall maintain full and accurate books of the Partnership at the Partnership's principal place of business, showing all receipts and expenditures, assets and liabilities, profits and losses, and all other records necessary for recording the Partnership's business and affairs, including those sufficient to record the allocations and distributions provided for in Article IV. The books of the Partnership shall be kept on a cash or accrual basis method of accounting, as shall be determined by the General Partner to be in the best interests of the Partnership. During regular business hours and upon reasonable notice, each Limited Partner and his duly authorized representatives shall have access to and may inspect and copy any of such books and records.

Section 7.14 Reports.

(a) Within ninety (90) days after the end of each fiscal year of the Partnership, the General Partner shall furnish each Limited Partner with such information as is necessary for the preparation of such Limited Partner's income tax returns.

(b) Within one hundred twenty (120) days after the end of each fiscal year of the Partnership, the General Partner shall furnish each Limited Partner with an unaudited statement showing the income and expenses of the Partnership for such fiscal year and the balance sheet of the Partnership as of the end of such year.

Section 7.15 Bank Accounts. All funds of the Partnership shall be deposited in its name in such checking and savings accounts or time deposits or certificates of deposit as shall be designated by the General Partner from time-to-time. Withdrawals therefrom shall be made upon such signature(s) as the General Partner may designate.

Section 7.16 Accounting Decisions. All decisions with respect to accounting matters shall be made by the General Partner. The Limited Partners agree that, for financial and accounting purposes, the Partnership may elect to treat certain items differently from the manner in which such items are treated for tax purposes. For tax purposes, Capital Accounts shall be determined in accordance with tax accounting principles in the same manner as the Partnership prepares its federal income tax return.

Section 7.17 Income Tax Elections. Except as specifically provided to the contrary herein, all decisions as to income tax matters shall be made by the General Partner. The General Partner will, at any time, at the request of any Limited Partner, make or petition to revoke (as the

case may be) the election referred to in Code Section 754 or the corresponding provision of any subsequent revenue act. Each Limited Partner agrees in the event of such an election to supply the Partnership with the information necessary to give effect thereto.

Section 7.18 Meetings. The General Partner shall not be required to call any annual meetings of the Partners. However, upon the request of Limited Partners (including the General Partner) owning at least fifty percent (50%) of the Partnership Interests, the General Partner shall promptly call a meeting of the Partners.

Section 7.19 Documents. The General Partner shall not have an obligation to deliver copies of any filed Partnership certificates or amendments thereof to any Limited Partner unless specifically requested to do so by such Limited Partner.

ARTICLE VIII - COMPENSATION FOR SERVICES

Section 8.1 Compensation of the General Partner. The General Partner (in its capacity as General Partner) shall be entitled to receive a management fee or such other reasonable compensation for its services to the Partnership (the "***Management Fee***"). The General Partner shall also be entitled to receive (i) an additional distribution from the Partnership's net profits, and (ii) reimbursement for reasonable out-of-pocket expenses incurred in connection with the business of the Partnership upon presentation of receipts or other satisfactory evidence in support thereof. The Partnership may employ the General Partner or any Affiliate of the General Partner, and the General Partner or its Affiliate shall be entitled to receive reasonable compensation for the services rendered to the Partnership in connection with such employment.

ARTICLE IX- GENERAL PROVISIONS

Section 9.1 Investment Purposes. Each Limited Partner represents and warrants that such Limited Partner has acquired such Limited Partner's Limited Partnership Interest for such Limited Partner's own account, as part of an offering exempt from registration under the Securities Act of 1933, as amended (the "***1933 Act***"), and applicable state Blue Sky or securities laws for investment purposes and not with a view to the resale or distribution thereof, and that such Limited Partner has had access to any and all information necessary to arrive at such Limited Partner's decision to acquire such Limited Partnership Interest. In addition to the restrictions on transfer of Limited Partnership Interests otherwise set forth herein, no Limited Partnership Interest may be sold, transferred, assigned or otherwise disposed of by any Limited Partner in the absence of registration under the 1933 Act and applicable state Blue Sky or securities laws or, upon the request of the Partnership, an opinion of counsel experienced in securities matters and satisfactory to the General Partner that such assignment or other disposition will not be in violation of the 1933 Act or state Blue Sky or securities laws. No Limited Partner shall have any right to require registration of such Limited Partner's Limited Partnership Interest under the 1933 Act or applicable state law and, in view of the nature of the Partnership and its business, such registration is neither contemplated nor likely. Each Limited Partner further acknowledges that he understands that the effect of the foregoing representation and warranty and restriction on assignment or other disposition is generally to require that such Limited Partnership Interest be held indefinitely unless it is registered or an exemption from registration is available. Each Limited Partner further represents that he is qualified to acquire

his respective Limited Partnership Interest and the acquisition thereof does not violate applicable securities and other laws. Each Limited Partner shall indemnify the Partnership, the General Partner and the other Limited Partners from any fines, penalties, losses, claims and/or expenses incurred by the Partnership, the General Partner and/or other Limited Partners as a result of such Limited Partner's breach of this Section or other misrepresentation in connection with the acquisition of his Limited Partnership Interests or otherwise.

Section 9.2 Confidentiality. Except as contemplated hereby or required by a court of competent authority, each Partner shall keep confidential and shall not disclose to others and shall use its reasonable efforts to prevent its present or former employees, agents, and representatives from disclosing to others without the prior written consent of the General Partner or the disclosing Limited Partner, as the case may be, any information which (i) pertains to this Agreement, any negotiations pertaining thereto, any of the transactions contemplated hereby, or the business of the Partnership, or (ii) pertains to confidential or proprietary information of any Partner or the Partnership or which any Partner has labeled in writing as confidential or proprietary, and any further information made available to such Partner. No Partner shall use any information which (A) pertains to this Agreement, any negotiations pertaining hereto, any of the transactions contemplated hereby, or the business of the Partnership, or (B) pertains to the confidential or proprietary information of any Partner or the Partnership or which any Partner has labeled in writing as confidential or proprietary, except in connection with the transactions contemplated hereby.

Section 9.3 Notices. Except as otherwise provided in this Agreement, all notices, consents, waivers, directions, requests, or other instruments or communications provided for under this Agreement shall be in writing, signed by the party giving the same and shall be deemed properly given only if sent by registered or certified United States mail, postage prepaid, addressed: (a) in the case of the Partnership or the General Partner, as the case may be, to the Partnership at its principal place of business set forth in Article I, and (b) in the case of any Limited Partner, to such Limited Partner at his address set forth on the books and records of the Partnership. Each Partner may, by notice to the Partnership, specify any other address for the receipt of such instruments or communications. Any notice so given shall be effective on the date on which it is mailed. In any case where the consent of a Limited Partner shall be required, such consent shall be deemed to have been given upon the failure of such Limited Partner to send notice withholding his or her consent within thirty (30) days following the effective time of notice requesting such consent. A copy of all notices and other communications given hereunder by any Limited Partner shall be sent to the General Partner.

Section 9.4 Power of Attorney. Each Limited Partner irrevocably constitutes and appoints the General Partner his true and lawful agent and attorney-in-fact, in his name, place and stead, to make, execute, acknowledge and file:

(a) this Agreement and any and all amendments hereto as required by the relevant provisions of the Act, including amendments required for the admission or substitution of a Limited Partner;

(b) any cancellation of this Agreement as required by the relevant provisions of the Act upon the termination of the Partnership;

(c) any instruments or papers required to continue the business of the Partnership;

(d) all such other instruments, documents and certificates which may from time to time be required by the laws of the Commonwealth of Pennsylvania, the United States or any other jurisdiction in which the Partnership shall be qualified or doing business (or any political subdivision or agency thereof) to effectuate, implement, continue and defend the valid and subsisting existence of the Partnership;

(e) any and all amendments to the books and records of the Partnership necessary to reflect any changes in ownership of Units; and

(f) any business certificate, fictitious name certificate, certificate of limited partnership, amendment thereto or other instrument or document of any kind necessary to accomplish the business, purposes and objectives of the Partnership in accordance with this Agreement.

It is expressly intended by the Limited Partners that the foregoing power of attorney is coupled with an interest and that the power of attorney shall survive any Transfer or assignment by any Limited Partner of all or any part of his Units.

Section 9.5 Dispute Process. The parties hereby agree to cooperate in good faith with each other for a period of thirty (30) days after receiving formal written notice from the party who claims a dispute has arisen to resolve any dispute whatsoever relating to the interpretation, validity or performance of this Agreement or any other dispute arising in any way out of this Agreement. To the extent such dispute is not resolved within such thirty-day period, the parties shall resolve such dispute in the venue and jurisdiction as the General Partner shall reasonably determine, which determination shall be made within ten (10) days following such thirty-day period. To the extent such dispute is not resolved between the parties and must be escalated to a formal forum, the losing party shall pay all costs associated with such dispute, including without limitation, reasonable attorneys' fees and expenses.

Section 9.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

Section 9.7 Amendment of Partnership Agreement.

(a) This Agreement may not be amended without the consent of the General Partner, provided, however, that if any amendment would materially and adversely change the specifically enumerated rights or duties of a party or class of parties hereto (the "***Adversely Affected Partner***") in a way that is materially and adversely different from the manner in which such specifically enumerated rights or duties of the other parties or classes hereto are affected by such amendment, then such amendment shall not be effective as to any Adversely Affected Partner unless consented to by those Adversely Affected Partners holding a majority of the outstanding Units held by all such Adversely Affected Partners. Any amendment, variation, modification or change so effected shall be binding upon the Partnership, each of the parties hereto and any assignee of any such party.

Section 9.8 Waiver of Partition. The Limited Partners hereby waive any right of partition or any right to take any action which may otherwise be available to them for the purpose of severing the relationship to the Partnership or their interests in the assets held by the Partnership from the interest of the other Limited Partners.

Section 9.9 Singular and Plural/Gender. Wherever from the context of this Agreement it appears appropriate, each term stated in either the singular or the plural shall include the singular or the plural, and pronouns stated in either the masculine, feminine or neuter gender shall include the masculine, feminine and neuter.

Section 9.10 Severability. Invalidation or a holding of unenforceability of any provision of this Agreement shall in no way affect any other provision hereof which other provisions shall remain in full force and effect.

Section 9.11 Integration. This Agreement embodies the entire agreement and understanding among the Partners relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

Section 9.12 Applicable Law. This Agreement and the rights of the Partners shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania.

Section 9.13 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Partners and their respective heirs, personal representatives, successors and permitted assigns.

Section 9.14 Headings. The descriptive headings of the Articles and Sections hereof are inserted for convenience only and shall not affect the interpretation or meaning thereof.

[*THIS SPACE INTENTIONALLY LEFT BLANK*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

THE NEW BERWICK GOLF CLUB, LP

By: The BGC Equity Group, LLC, its General Partner

By: ___________________________________
Name:
Title:

EXHIBIT A

GLOSSARY AND INDEX OF DEFINED TERMS

Term:	Definition (if not otherwise defined in the body of the Agreement):
Affiliate:	A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, general partner, trustee, employee, or limited partner or stockholder (in either case owning ten percent (10%) or more of the equity) of the Person in question or such other Person. For purposes of this definition, "control" of an Entity means the power to direct the management of such Entity, whether by ownership, control or otherwise.
Bankruptcy:	With respect to any Partner, such Partner making an assignment for the benefit of creditors, becoming a party or subject to any liquidation or dissolution action or proceeding with respect to such Partner, the institution of any bankruptcy, reorganization, insolvency or other proceeding for the relief of financially distressed debtors with respect to such Partner, or a receiver, liquidator, custodian or trustee being appointed for such Partner or a substantial part of such Partner's assets and, if any of the same occur involuntarily, the same is not dismissed, stayed or discharged within sixty (60) days; or the entry of an order for relief against such Partner under Title II of the United States Code entitled "Bankruptcy;" or such Partner taking any action to effect, or which indicates its or his acquiescence in, any of the foregoing.
Book Value:	With respect to any asset, that asset's adjusted basis for federal income tax purposes, except that (i) where an asset has been revalued on the books of the Partnership, the Book Value of such asset shall be adjusted to reflect such revaluation; (ii) where an asset has been contributed by a Partner to the Partnership or distributed by the Partnership to a Partner, its Book Value shall be its Fair Market Value; and (iii) the Book Value of Partnership assets shall be adjusted to reflect the Depreciation taken into account with respect to such assets for purposes of determining gross income or gross deductions.
Capital Account:	A separate account maintained for each Partner and adjusted in accordance with Treasury Regulations under Section 704 of the Code and this Agreement.

Capital Contribution:	Any amount of cash, property or services contributed by a Partner to the Partnership in respect of its equity interest therein in accordance with the Partnership Agreement.
Cash Flow:	The Partnership's cash receipts in a particular year, less the sum of: (a) the amount of the Partnership's cash expenditures paid or payable with respect to such year; and (b) the amount of any reserve funds for such year established by the General Partner in its sole discretion. Notwithstanding the foregoing, the term "Cash Flow" shall not include the amount of proceeds from (1) Capital Contributions, (2) a financing or Refinancing of the Partnership's assets or other loans to the Partnership, and (3) a Sale of Assets, and shall not include any cash expenditures paid or payable with proceeds from (1), (2) or (3) herein or charged against or paid out of the reserve funds.
Code:	The Internal Revenue Code of 1986, as the same may be amended from time to time. Any reference herein to any section of the Code shall mean and include any and all corresponding provisions of succeeding law.
Depreciation:	For each taxable year, an amount equal to the depreciation, amortization or other cost recovery reduction allowable with respect to an asset for such year or other period, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year (as a result of the revaluation of such asset or its contribution to the Partnership by a Partner), Depreciation shall be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided that if the beginning adjusted tax basis is zero, Depreciation for such taxable year shall be determined with reference to such beginning Book Value using any reasonable method selected by the General Partner.
Entity:	An organization or being that possesses separate existence for tax purposes, such as a partnership, limited liability company, corporation, estate, trust, joint venture or association
ERISA	The Employee Retirement Income Security Act of 1974, as amended.
ERISA Limited Partners	A Limited Partner who is (i) an "Employee Benefit Plan" as defined in Section 3(3) of ERISA; (ii) a plan described in Section 4975(e)(1) of the Code; or (iii) a partnership, the general partner of which as been appointed "investment manager" (as defined in Section 3(38) of ERISA) for the assets used by one or more of the Employee Benefit Plans to purchase limited partnership interests in such partnership.

Fair Market Value:	The value, as determined by the General Partner in its reasonable discretion, taking into account, *inter alia*, such relevant factors as appropriate discounts for lack of marketability, blockage, and restrictions on transferability. Without limiting the General Partner's discretion to make such a valuation or requiring that any such appraisal be made, the determination of the Fair Market Value by the General Partner on the basis of the valuation thereof by an independent appraiser shall be deemed a reasonable exercise of such discretion.
Net Cash Proceeds Refinancing:	The cash proceeds received by the Partnership as a result of a Refinancing or from other sources (other than a Sale of Assets or Cash Flow), less: (a) all debts and liabilities of the Partnership required to be paid as a result of such Refinancing or from such other source; (b) any cash the General Partner retains in the ordinary course of operating the Partnership; and (c) any reserves for contingent liabilities, to the extent deemed reasonable by the General Partner; provided that, at the expiration of such period as the General Partner deems advisable, the balance of such reserves remaining after payment of such contingencies shall be distributed as Net Cash Proceeds from Refinancing in the manner provided for in Section 4.5 herein.
Partnership Interest:	The entire ownership interest of a Partner in the Partnership at any particular time, including the right of such Partner to any and all benefits to which a Partner may be entitled as provided in this Agreement and in the Act, together with the obligations of such Partner to comply with all the terms and provisions of this Agreement and of the Act.
Partnership Minimum Gain:	The aggregate amount determined under Treasury Regulation Section 1.704-2(d).
Percentage Interest:	The percent ownership interest of the entire Partnership owned by a Partner. The aggregate Percentage Interest for General Partnership Interests held by the General Partner(s) shall always equal one percent (1%). The percentage interest of each Limited Partner, in such Partner's capacity as a Limited Partner, shall be determined by dividing the number of Units held by such Limited Partner by the total number of Units then outstanding, multiplied by 0.99.
Person:	Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

Presumed Tax Liability:	For any Partner for a fiscal year means an amount equal to the product of (a) the amount of taxable income (including any tax items required to be separately stated under Section 703) allocated to such Partner for that fiscal year pursuant to Article IV, and (b) the combined effective federal and state income tax rate, adjusted for the federal deduction for state income taxes, applicable during the fiscal year for computing regular ordinary income tax liabilities (without reference to minimum taxes, alternative minimum taxes, or income tax surcharges) of a natural person in the highest bracket of taxable income.
Profits or Losses from Operations:	The profits or losses from the operations of the Partnership, exclusive of gains and losses resulting from a Sale of Assets.
Refinance (or Refinancing):	A modification of the terms of any loan which is secured by a mortgage, deed of trust or other similar lien on the real property of the Partnership, including, without limitation, increasing the principal amount, extending the time for payment or resetting the loan obligations.
Sale of Assets:	(a) The simultaneous sale or other disposition of all or substantially all of the Partnership's assets; (b) The simultaneous taking of all or substantially all of the Partnership's assets by eminent domain; or (c) Any other simultaneous taxable disposition of all or substantially all of the Partnership's assets. For purposes of this definition, the phrase "other disposition" includes a taking of all or substantially all of a property by eminent domain or the damage or destruction of all or substantially all of the real property. Sales or other dispositions shall be deemed to be "simultaneous" if they occur within thirty (30) days of each other.
Transfer	A pledge, sale, assignment, conveyance or other relinquishment of legal, equitable, or beneficial ownership of a Partnership Interest.
Treasury Regulation:	The Income Tax Regulations promulgated under the Code, as such regulations, may be amended from time to time.

Exhibit E

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

THE BGC EQUITY GROUP, LLC

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

THE BGC EQUITY GROUP, LLC

A Pennsylvania Limited Liability Company

Effective as of August 6, 2010

THE MEMBERSHIP INTERESTS IN THE BGC EQUITY GROUP, LLC ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFER UNDER THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT.

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

THE BGC EQUITY GROUP, LLC

This **LIMITED LIABILITY COMPANY OPERATING AGREEMENT** (this "***Agreement***") is entered into on this ___ day of ________, 2010, effective as of August 6, 2010, by, between and among THE BGC EQUITY GROUP, LLC, a Pennsylvania limited liability company (the "***Company***"), and those members set forth on the books and records of the Company, as may be amended from time-to-time (each, a "***Member***" and collectively, the "***Members***").[1]

Background

A. On August 6, 2010, the Members formed the Company pursuant to the Pennsylvania Limited Liability Company Act, 15 Pa. C.S.A. §8901 et. seq. (the "***Act***") by filing a Certificate of Organization (the "***Certificate***") with the Department of State of the Commonwealth of Pennsylvania.

B. As of the date of this Agreement, the Members hold all of the issued and outstanding membership units of the Company (hereinafter, together with any additional authorized units in the Company which may be issued to the Members, collectively referred to herein as the "***Units***," and individually as a "***Unit***"), which are owned in such amounts and by such Members as described more fully on the books and records of the Company, as may be amended from time-to-time.

C. The Company has been formed to act as the General Partner, and thereby operate and manage the day-to-day affairs, of The New Berwick Golf Club, LP (the "***Club***").

D. The Members intend this Agreement to set forth the rights and obligations of each of the Members regarding the Company and each other and to provide for the management and operation of the Company and the Club.

Agreement

NOW, THEREFORE, for good and valuable consideration, the legal sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

[1] The "Members" of the Company shall be "members" as defined by the Act, and shall only be those individuals or entities who or that own Units in the Company. Golf "members" of the existing Berwick Golf Club or of The New Berwick Golf Club, LP shall not be "Members" of the Company for that reason alone.

ARTICLE I
GENERAL PROVISION

1.1 Background. The Background provisions set forth above together with all the defined terms therein, are incorporated herein by reference.

1.2 Definitions. For purposes of this Agreement, capitalized terms used herein shall have the meanings set forth in Exhibit A attached hereto or as otherwise provided elsewhere in this Agreement.

1.3 Name. The name of the Company stated in the Certificate and the limited liability company governed by this Agreement is "The BGC Equity Group, LLC".

1.4 Joinder. Prior to receiving any Units, a Person must first execute and deliver to the Company a Subscription Agreement, pursuant to which such Person shall agree to be bound by the terms and conditions of this Agreement as a Member.

1.5 Non-Assignability of Interest. No Member shall Transfer any interest he may have in and to the Units, nor in and to the Company or its income or assets, during his association with the Company or after his withdrawal or other departure therefrom except as provided in this Agreement. Any attempted Transfer that is not effected in accordance with this Agreement shall be void and of no force or effect, and the applicable Units shall immediately be cancelled on the books of the Company.

1.6 Purpose. The purposes of the Company and the business to be carried on and the objectives to be attained by it are to operate a golf club, acquire, develop, manage, operate, lease, finance and/or dispose of real estate, to engage in any and all activities related or incidental thereto, including, but not limited to, acting as a general partner, member, officer, or shareholder in any entity that may conduct such activities, and to undertake any and all other activities permitted under the Act.

1.7 Fictitious Business Name. The Board is directed and authorized to execute, file, and cause to be published with the proper authorities in each jurisdiction in which the Company conducts business, such certificates or documents as may be required by the fictitious business statement acts or similar statutes in effect in each jurisdiction.

1.8 Other Acts/Filings. The Board shall from time-to-time execute or cause to be executed all such certificates and other documents and shall do or cause to be done all such filings, recordings, publishings, and other acts as the Board may deem necessary or appropriate to comply with the requirements of law for the formation and operation of the Company in all jurisdictions in which the Company desires to conduct business.

1.9 Principal Place of Business and Office of the Company. The principal place of business and office of the Company shall be at such place or places as the Board may from time-to-time designate.

1.10 Registered Office. The registered office of the Company required by the Act to be maintained in the Commonwealth of Pennsylvania shall be located at 473 Martzville Road,

Berwick, Pennsylvania 18603, or such other office as the Board may designate from time-to-time in the manner provided by law.

1.11 Management. The Company shall be managed exclusively by the Board, as is more particularly described in Article V of this Agreement.

1.12 Term. The term of the Company began on the date when the Certificate was originally filed as provided in the Background section of this Agreement, and shall continue until the Company is dissolved as provided herein.

1.13 Fiscal Year. The Fiscal Year and taxable year of the Company shall be its required taxable year as determined pursuant to Section 706 of the Code.

1.14 Statutory and Regulatory Compliance. The business of the Company shall be conducted in accordance with all applicable laws, rules and regulations.

ARTICLE II
CAPITAL CONTRIBUTIONS AND RELATED MATTERS

2.1 Capital Contributions by Members. The Capital Contributions to be made by the Members shall be contributed in cash, property, services rendered, or a promissory note or other binding obligation to contribute cash or property or to perform services. The initial Capital Contributions of each of the Members has been received and acknowledged by the Company, and in consideration therefor, each of the Members is deemed to own that number of Units set forth on the books and records of the Company, which may be amended from time-to-time to reflect any changes in ownership of Units, which amendment shall not be deemed to be an amendment to this Agreement. No Member shall be obligated to make additional Capital Contributions to the Company; provided, however, that upon a vote of those Members holding sixty percent (60%) of the issued and outstanding Units (each, an "***Assessment***"), the Company may request additional Capital Contributions from the Members. No Member shall be permitted to make any additional Capital Contributions without the approval of the Board.

2.2 **Intentionally Omitted.**

2.3 No Right to Withdrawal Capital Contributions. No Member shall have the right to withdraw such Member's Capital Contribution except in accordance with the terms of this Agreement or as otherwise provided by law.

2.4 Return of Capital. Except as provided in this Agreement or as otherwise provided by law, there is no agreement for, nor time set for, the return of any Capital Contribution of any Member. To the extent funds are available therefor, the Company may return the Capital Contributions out of Distributable Cash Flow or out of the proceeds of a Sale or Refinancing of Company Property, after reserving sufficient funds for payment of debts, Working Capital, replacements, and withdrawals of capital, if any, and, to the extent of available funds, the Company shall return the Capital Contributions upon its dissolution and termination, as hereinafter set forth. If any Member shall receive the return, in whole or in part, of such Member's Capital Contributions, such Member shall nevertheless be liable to the Company (to the extent of such Member's Capital Contributions) for any sum necessary to discharge the

Company's liabilities to all creditors who extended credit, or whose claims arose, before such return.

2.5 No Interest on Capital Contributions. No Member shall be entitled to interest on such Member's Capital Contribution.

2.6 **Intentionally Omitted.**

2.7 **Intentionally Omitted.**

2.8 Maximum Unit Holdings. Notwithstanding anything in this Agreement to the contrary, no household of a Member, including a husband, wife, partner, all children under 18 years of age and any trust or entity of which such individuals are beneficiaries, settlors or majority owners (collectively, a "***Member Household***"), may own, in the aggregate, greater than one thousand (1,000) Units; provided, however, such restrictions shall not prohibit a Member Household from owning an amount greater than one thousand (1,000) Units to the extent a Member of such Member Household acquires any such Units in excess of one thousand (1,000) as a result of (i) a bequest or other testamentary gift from an estate, trust or similar entity, (ii) as a result of an Assessment, or (iii) upon written consent of the Board. To the extent such Member owns or controls more than one thousand (1,000) Units as a result of number (i) above, such excess amount over one thousand (1,000) shall become non-voting Units until such time when such Units are owned by a Member Household holding or controlling less than one thousand (1,000) Units, or as otherwise permitted by the Board.

ARTICLE III
ALLOCATIONS

The Company shall allocate profits, losses, and make such other allocations among the Members as set forth in greater detail on Exhibit B attached hereto. Exhibit B is incorporated herein in its entirety, and the Section numbers therein contained shall be the same as if set forth herein, and any references in this Agreement to a specific section in this Article III shall refer to such same section in Exhibit B the same as if Exhibit B was set forth herein.

ARTICLE IV
DISTRIBUTIONS

The Company shall make those distributions set forth on Exhibit C attached hereto. Exhibit C is incorporated herein in its entirety, and the Section numbers therein contained shall be the same as if set forth herein, and any references in this Agreement to a specific section in this Article IV shall refer to such same Section in Exhibit C the same as if Exhibit C was set forth herein.

ARTICLE V
MANAGEMENT OF THE COMPANY

5.1 Management.

5.1.1 Officers. The Board shall, by a majority vote, elect the officers of the Company. The offices of the Company shall consist of any of a President, a Secretary, a Treasurer and a Vice President. Subject to earlier removal or termination, the officers shall serve for a one-year term, and there is no limit regarding the number of terms that any officer may serve. The officers may be compensated by the Company in such amount as determined by the Board from time-to-time. Any person may hold multiple offices. The officers shall be elected and removed in accordance with the following, and shall have the following duties and responsibilities:

5.1.1.1 Upon the death, disability, resignation, removal or retirement of an officer, or at the end of the term as set forth in Section 5.1.1 hereof, the successor officer shall be elected by a majority vote of the Board, and if the same shall not occur, such officers shall remain in office or the office shall remain vacant, as applicable. An officer may be removed with or without cause by a majority vote of the Board; provided that the Board shall, if it chooses, promptly replace the removed officer with another qualified individual in accordance with the provisions of this Section 5.1.1;

5.1.1.2 The responsibility for the day-to-day management and operation of the Company shall be and hereby is delegated by the Board to the President. The President shall be responsible for conducting all meetings of the Board and the Members. The President shall serve as a member of the Board, and an *ex officio* member of all committees formed by the Board. The President may authorize expenditures of up to Ten Thousand Dollars ($10,000.00) per individual expenditure, and in the aggregate, up to Fifty Thousand Dollars ($50,000.00) per annum without the approval of the Board;

5.1.1.3 The Treasurer shall have custody of all the funds and securities of the Company. When necessary or proper (unless otherwise ordered by the Board) he shall (a) endorse for collection on behalf of the Company checks, notes and other obligations, (b) deposit the same to the credit of the Company in such banks or depositories as the Board may designate, and (c) sign all receipts and vouchers for payments made by the Company. Notwithstanding the foregoing, the Treasurer shall receive the signature of two (2) members of the Board for checks or other amounts payable by the Company; provided, however, that the Board shall reserve a pool of petty cash for Company purchases below a dollar amount as determined by the Board. The Treasurer shall, at all reasonable times, exhibit his books and accounts to the Board upon the request of any Manager, and he shall also, if so directed by the Board, annually prepare and submit to the Annual Meeting of Members a full statement of the assets and liabilities of the Company and of its transactions during the preceding year, and shall have such other powers and shall perform such other duties as may be assigned to him from time-to-time by the Board;

5.1.1.4 The Secretary shall keep the minutes of all meetings of the Members and of the Board in proper books to be kept for such purpose and shall attend to the giving of all notices by the Company, including notices of meetings of Members and of the Board. The Secretary shall have charge of any transfer books, capital stock ledger and such other books and papers as the Board may direct. The Secretary shall in general perform all the duties incident to the office of Secretary and have such other powers and perform such other duties as may be assigned to him by the Board; and

5.1.1.5 The Vice President shall serve as President in the President's absence and shall perform such other functions as the Board from time-to-time directs.

5.1.2 Board of Managers. The Company shall be managed by a Board of Managers consisting of up to nine (9) voting members. The President shall serve as a Member of the Board. The remaining members of the Board shall be elected by a vote of those Members who collectively hold at least fifty-one percent (51%) of the Units.

5.1.2.1 Each Manager shall have one (1) vote on matters coming before the Board on which a vote is required.

5.1.2.2 The Managers must be Members; provided, however, that (i) the President shall serve as a Manager whether or not he is a Member, (ii) one (1) individual that is not a Member may serve as Manager if he is also a golfing member of the Club, and (iii) a majority owner of an entity that is a Member may serve as a Manager if he is also a golfing member of the Club.

5.1.2.3 The Managers shall hold office as follows: of the nine (9) initial Managers, the President shall hold office so long as he is President of the Company; the three (3) Managers receiving the greatest number of votes shall each serve for a term of three (3) years; of the remaining Managers, the three (3) Managers receiving the greatest number of votes shall each serve for a term of two (2) years; and the remaining two (2) Managers shall each serve for a term of one (1) year. Thereafter, each subsequently elected Manager shall serve for a term of three (3) years; provided, however, that the President shall serve as Manager by virtue of his position as President for so long as he remains in office. A Manager may be removed from the Board by Members as set forth in greater detail herein.

5.1.3 General Powers. Subject to Sections 5.1.4 and 5.1.5 hereof, the Board shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer and operate the business and affairs of the Company for the purposes herein stated, and to make all decisions affecting such business and affairs, including without limitation, for Company purposes, the power to take the following actions:

5.1.3.1 Acquire by purchase, lease or otherwise, any real or personal property, tangible or intangible;

5.1.3.2 Construct, operate, maintain, finance and improve, and to own, sell, convey, assign, mortgage or lease any real estate and any personal property;

5.1.3.3 Sell, dispose, trade or exchange Company assets in the ordinary course of the Company's business;

5.1.3.4 Enter into agreements and contracts and to give receipts, releases, and discharges;

5.1.3.5 Purchase liability and other insurance to protect the Company's properties and business;

5.1.3.6 Borrow money for and on behalf of the Company, and, in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Company, and to approve the Company's budget;

5.1.3.7 Execute or modify leases with respect to any part or all of the assets of the Company;

5.1.3.8 Prepay, in whole or in part, refinance, amend, modify, or extend any mortgages or deeds of trust which may affect any asset of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals, or modifications of such mortgages or deeds of trust;

5.1.3.9 Execute any and all other instruments and documents which may be necessary or in the opinion of the Board desirable to carry out the intent and purpose of this Agreement;

5.1.3.10 Make any and all expenditures which the Board, in its sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, all legal, accounting, and other related expenses incurred in connection with the organization and financing and operation of the Company;

5.1.3.11 Invest and reinvest Company reserves in short-term instruments or money market funds;

5.1.3.12 Designate those Persons authorized to sign checks on behalf of the Company and impose whatever restrictions on that authority as the Board deems appropriate; and

5.1.4.13 Perform any and all other acts the Board or its assignees or designees may deem necessary or appropriate in connection with managing the business and affairs of the Company.

5.1.4 Supermajority Transactions. Notwithstanding anything to the contrary in this Agreement, the Board shall not undertake any of the following (each, a "***Supermajority Transaction***") without a Supermajority Vote of the Members:

5.1.4.1 Any change in the legal form of the Company, or the dissolution or liquidation of the Company, or any declaration of bankruptcy by the Company, or any merger, consolidation, or other business combination involving the Company or any other fundamental change of the Company;

5.1.4.2 Any modification, amendment, waiver or change in the Certificate of Organization;

5.1.4.3 Any other matter determined by at least fifty-one percent (51%) of the Members to be added to this Section 5.1.4 as a Supermajority Transaction.

5.1.5 Extraordinary Transactions. Notwithstanding anything to the contrary in this Agreement, the Board shall not undertake any of the following without the unanimous consent of the Members:

5.1.5.1 Any act in violation of Section 8942 of the Law; or

5.1.5.2 Any act which would impose personal liability on any Member in excess of the obligations to make additional Capital Contributions set forth in Section 2.1.

5.1.6 Limitation on Authority of Members.

5.1.6.1 No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for or on behalf of the Company solely by virtue of being a Member.

5.1.6.2 This Section 5.1.6 supersedes any authority granted to the Members pursuant to Section 8941 of the Law. Any Member who takes any action or binds the Company in violation of this Section 5.1.6 shall, notwithstanding any other provision in this Agreement to the contrary, be solely and individually responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to any such loss or expense.

5.1.7 Resignation of Managers. In the event a Manager resigns from the Board, dies, cannot otherwise complete his duties as a Manager, or is removed pursuant to Section 5.1.8 below, the replacement of such Manager to complete the term of such Manager shall be determined in the same manner as set forth in Section 5.1.2 hereof.

5.1.8 Removal of Manager. The Members may remove a Manager "for cause," upon the affirmative vote of those Members holding at least fifty-one percent (51%) of the Units. In order for the Members to remove such Manager "for cause," the Members must find that such Manager (i) failed or refused to substantially perform his or her duties as Manager, (ii) failed to comply with the rules and policies of the Club, (iii) engaged in willful and series misconduct in connection with his or her duties as Manager or that may otherwise cause injury to the Company or the Club, (iv) engaged in dishonest or fraudulent conduct that has caused or is reasonably expected to cause material injury to the Company or the Club, or (v) his conviction of, or plea of *nolo contendere* to, a crime that constitutes a felony.

5.2 Meetings of the Board and Voting by Managers.

5.2.1 Regular Meetings of the Board. Regular meetings of the Board shall be held on such days and at such time on those days as determined by a majority of the Managers. Meetings of the Board shall be held at the Company's principal place of business or at such place as designated by the Board. Managers may participate in a meeting in person, or via videoconference or teleconference.

5.2.2 Special Meetings of the Board. A special meeting of the Board may be called at any time by the President, or by three (3) or more of the Managers. Those who call the meeting shall give written notice of the meeting to all of the Managers. The notice shall state the

time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Manager who is entitled to notice waives notice if before or after the meeting the Manager signs a waiver of the notice which is filed with the records of Board' meetings, or is present at the meeting in person or via videoconference or teleconference.

5.2.3 Quorum for Meetings of the Board. A quorum shall be deemed present if there is a majority of Managers participating in the meeting; provided, however, that three (3) Managers must be present in person for there to be a quorum.

5.2.4 Voting. Managers may vote either in person, by means of conference telephone or similar communications equipment by means of which all persons participating in such meeting can hear each other or by written proxy signed by the Manager or by his duly authorized attorney-in-fact; provided, however, that a Manager may only give his proxy to another Manager. Except as otherwise provided in this Agreement, the affirmative vote of a majority of the Managers shall be required to approve any matter coming before the Board.

5.2.5 Written Consent. In lieu of holding a meeting, the Board may vote or otherwise take action by a written instrument indicating the unanimous consent of the Managers.

5.2.6 Unanimous Consent. Except as otherwise provided in this Agreement, wherever applicable laws or this Agreement requires unanimous consent by the Board to approve or take any action, that consent shall be given in writing and, in all cases, shall mean the consent of all Managers.

5.3 Meetings of Members and Voting by Members.

5.3.1 Regular Meetings of the Members. Regular meetings of the Members shall take place at such time as determined by the Board. Meetings of Members shall be held at the Company's principal place of business or at such place in as designated by the Board. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person of Members holding at least fifty-one percent (51%) of the Units then-held by Members constitutes a quorum.

5.3.2 Special Meetings of the Members. A special meeting of the Members may be called at any time by the Board or by those Members holding at least forty percent (40%) of the Units then-held by Members. Meetings of Members shall be held at the Company's principal place of business or at such time and place as designated by the Board. The Board or the President shall give written notice of the meeting to each Member. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Members' meetings, or is present at the meeting in person.

5.3.3 Voting. At a properly-called meeting of the Members, each Member shall have the number of votes equal to the number of Units owned by such Member on any matter being considered by the Company requiring a vote by the Members. Unless otherwise specifically required by this Agreement or by applicable law, all decisions to be made and

actions to be taken by the Members shall be determined by the affirmative vote of Members holding a majority of the Units present in person or by proxy at a meeting of the Members.

5.3.4 Written Consent. In lieu of holding a meeting, the Members may vote or otherwise take action by a written instrument indicating the unanimous consent of the Members. Wherever applicable laws requires unanimous consent of the Members to approve or take any action, that consent shall be given in writing and, in all cases, shall mean the consent of Members holding one hundred percent (100%) of the Units then-held by Members. Any votes or actions to be taken by such written instrument shall be disclosed and communicated in advance to all Members and all such decisions shall be communicated as soon as possible after such votes or actions.

5.3.5 Absentee Ballot. Any matter to be voted on by the Members at any regular or special meeting of the Members shall be disclosed in the written notice of the meeting provided to the Members. Any Member not participating in the meeting in person may vote his, her or its Units by mail-in ballot. A Member voting by mail-in ballot and not present in person shall not be counted towards the quorum.

5.4 Personal Services.

5.4.1 Performance of Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless expressly provided in this Agreement or approved by the Board, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

5.4.2 Compensation for Services. Unless approved by Members holding fifty-one percent (51%) of the Units then-held by Members or as otherwise provided herein, the Managers shall not be entitled to compensation for their services as Managers. However, upon substantiation of the amount and purpose thereof and the granting of the approval of the Board, the Managers shall be entitled to reimbursement for out-of-pocket expenses reasonably incurred in connection with the activities of the Company.

5.5 Duties of Parties.

5.5.1 Devotion of Time. Each Manager shall devote such time to the business and affairs of the Company as he, in his sole discretion, deems necessary to carry out the Manager's duties set forth in this Agreement.

5.5.2 Other Activities. Except as otherwise expressly provided in Sections 5.5.3 and 5.5.4, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and the Member shall not be accountable to the Company or to any Member with respect to that business or activity even if the business or activity competes with the Company's business. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or any other Member's Affiliates.

5.5.3 Dealings with Members and Affiliates. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertakings shall be at arm's length and on commercially reasonable terms and with full written disclosure of the nature and extent of any such direct or indirect relationships to the Board.

5.5.4 Covenant. Notwithstanding anything in this Agreement to the contrary, no Member shall own, manage, or be the general partner of a partnership or other entity that owns or manages, or any other officer, director or principal in an entity that owns or manages, any other golf course within forty (40) miles of the Club, unless specifically consented to by the Board.

5.6 Liability and Indemnification.

5.6.1 Liability. The Managers shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by the Managers within the scope of the authority conferred on the Managers by this Agreement, except for any fraud, gross negligence, willful misconduct, a breach of a fiduciary duty, or a breach of this Agreement by such Member.

5.6.2 Indemnification. The Company shall indemnify the Managers for any act performed by the Managers within the scope of the authority conferred on the Managers by this Agreement, except for any fraud, gross negligence, willful misconduct, a breach of a fiduciary duty, or a breach of this Agreement by such Manager.

5.6.3 Directors and Officers Insurance. The Company may, in the discretion of the Board, secure and maintain a policy of directors and officers insurance from a carrier licensed to do business in Pennsylvania in such amounts as the Board deems appropriate from time to time.

5.7 Power of Attorney.

5.7.1 Grant of Power. Each Member constitutes and appoints the President and the Secretary as such Member's true and lawful attorney-in-fact, and in the Member's name, place and stead, to make, execute, sign, acknowledge, and file:

5.7.1.1 All documents (including amendments to certificates of organization) which the President or the Secretary deems appropriate to reflect any amendment, change, or modification in accordance with this Agreement;

5.7.1.2 Any and all other certificates or other instruments required to be filed by the Company under the laws of the Commonwealth of Pennsylvania or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the Commonwealth of Pennsylvania;

5.7.1.3 One (1) or more fictitious or trade name certificates; and

5.7.1.4 All duly authorized documents which may be required to dissolve and terminate the Company and to cancel its certificate of organization.

5.7.2 Irrevocability. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death of a Member. It also shall survive the Transfer of a Unit, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the attorney-in-fact to execute, acknowledge, and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the attorney-in-fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate, or disaffirm the action of the attorney-in-fact taken in good faith under this power of attorney.

5.8 Other Officers. The Board may elect other persons to serve as officers of the Company. If so elected, each officer shall have the duties and authority of officers of corporations, as those duties and authority are set forth in the Business Corporation Law of the Commonwealth of Pennsylvania. Any officer may be removed with or without cause by the vote of a majority of the Board.

5.9 Delegation. The Board may, from time-to-time, delegate to one (1) or more Persons, any such additional authority and duties as the Board may deem advisable. An officer of the Company may, subject to approval by the Board, delegate to one (1) or more employees of the Company any such additional authority and duties as such officer may deem advisable

ARTICLE VI
BOOKS, RECORDS, AND REPORTS

6.1 Books and Records. The Company's books and records, this Agreement, and all amendments thereto, and any separate certificates of formation, shall be maintained at the principal office of the Company or at such other place as the Board may determine, and all such documents shall be available for inspection and examination by the Members or their duly authorized representatives at reasonable times. Upon written request stating a bona fide proper purpose (as defined or interpreted under the applicable Pennsylvania laws and case law) and payment of the reasonable expense of duplication, a Member will be provided with a listing of the Members' names and addresses. The Company's books and tax records shall be kept on the basis most favorable to the Company and the Members, as decided by the Board after consultation with the Company's tax and accounting advisors.

6.2 Reports. The Board, at the expense of the Company, shall cause to be prepared and distributed to the Members within ninety (90) days after the close of each Fiscal Year of the Company all information relating to the Company that is necessary for the preparation of the Members' respective federal, state, and local income tax returns.

6.3 Tax Returns. The Board, at the expense of the Company, shall cause to be prepared income tax returns for the Company, and shall cause such returns to be timely filed with the appropriate authorities.

6.4 Filings with Regulatory Agencies. The Board, at the expense of the Company, shall cause to be prepared and timely filed with appropriate federal, state, and local regulatory and administrative bodies all reports required to be filed with such authorities under then-current applicable laws, rules, and regulations.

6.5 Tax Matters. In the event the Company is subject to administrative or judicial proceedings for the assessment and collection of deficiencies of federal taxes or for the refund of overpayments of federal taxes arising out of a Member's distributive share of income, losses, gain, credits, or deductions, the Member with the greatest Percentage Interest shall act in the capacity of a tax matters partner ("***TMP***") and shall have all the powers and duties assigned to a TMP under Code Sections 6221-6233 and any Regulations thereunder. In addition, the TMP shall be empowered to make on behalf of the Company such tax elections as the Board directs. The Members agree to perform all acts necessary under Code Section 6231 and any Regulations thereunder to permit such Person to act as a TMP.

ARTICLE VII
TRANSFER OF UNITS

7.1 Permitted Transfers.

7.1.1 Except as otherwise provided herein upon consent of the Board (not to be unreasonably withheld), a Member may, at any time, Transfer any part or all of such Member's Units to any other Member upon such terms and conditions as such Members may agree.

7.1.2 Subject to Section 2.8, a Member may, at any time, Transfer any part or all of such Member's Units (i) to such Member's family members; (ii) to a trust for such Member's benefit, for the benefit of any Person in such Member's immediate family or for the benefit of a descendant of such Member; (iii) if the Member is a trust, to a beneficiary of the Member or any descendant of such beneficiary; (iv) to the Member's executor, heirs, or other legal representative for the purpose of settling a deceased Member's estate, or (v) if the Member is an entity, to such entity's majority owner (together with the other Members, the "***Permitted Transferees***").

7.1.3 A Member may, at any time, Transfer any part or all of his Units to a limited liability company (as a capital contribution or pursuant to a sale or other Transfer), to a partnership (whether general or limited), to a corporation, or to such other entity provided that all or substantially all of the owners of that entity at the time of the Transfer to it consist of Members or Permitted Transferees.

7.1.4 Except as otherwise provided in Sections 7.1.1, 7.1.2 or 7.1.3, in the event a Member (the "***Offeree***") receives a bona fide offer in writing (the "***Offer***") from any Person not then a Member of the Company (hereinafter, the "***Third Party***") to purchase all or any part of the Offeree's Units (the "***Offered Units***") and the Offeree desires to accept the Offer, the Offeree shall give prompt written notice (the "***Notice***") of such desire to the Company, who shall, if not so purchasing as provided below, give prompt notice to all of the remaining Members (the "***Remaining Members***") together with a copy of the Offer.

7.1.5 The Company shall have the right, but not the obligation, within thirty (30) days from receipt of such Notice, to purchase all or any portion of the Offered Units. If, within said thirty (30) day period, the Company does not elect to purchase all of the Offered Units or if the Company elects to purchase only a portion of the Offered Units, the Remaining Members shall have the right, but not the obligation, to purchase within thirty (30) days thereafter, their "Proportionate Share" (as defined herein) of the remaining Offered Units not purchased by the Company. For purposes of this Agreement, "***Proportionate Share***" shall mean that portion of the remaining Offered Units not purchased by the Company as shall be determined by dividing the number of Units owned by the applicable Remaining Member by the total number of Units owned by all of the Remaining Members, and then multiplying such quotient by the number of remaining Offered Units not purchased by the Company. If any Remaining Member declines to purchase all or any part of his Proportionate Share within said period, then the Remaining Members who elected to purchase their Proportionate Share shall have the right, but not the obligation, by notice to the Offeree within the thirty (30) day period immediately following the thirty (30) day period specified herein, to purchase their respective Proportionate Share of the remaining balance of unpurchased Offered Units. This process shall continue until all of the Offered Units have been so purchased, or no Remaining Member desires to purchase any additional Offered Units.

7.1.6 Any purchases made pursuant to this Section 7.1 shall be at the price and on the terms set forth in the Offer, or, in the event that any term is not specified in the Offer or a Transfer occurs other than a sale, the terms of such Transfer shall be determined according to the provisions of Sections 7.6 and 7.7 of this Agreement. The Company or the Remaining Members, as the case may be, may exercise their rights during the option periods set forth in this Section 7.1 by giving notice to the Offeree as set forth in Section 13.1 of this Agreement. If all of the Offered Units are not purchased through the foregoing procedures by the Company and/or the Remaining Members, then the Offered Units may be sold by the Offeree to the Third Party at the price and upon the terms of the Offer. The Offeree may not sell the Offered Units at a price or upon terms that differ from those set forth in the Offer without first reoffering the Offered Units to the Company and the Remaining Members pursuant the procedures set forth in this Section 7.1. Failure on the part of the Company or the Remaining Members to act within the appropriate period or periods shall constitute a rejection of the Offer by the party failing to act.

7.1.7 If all of the Offered Units are not purchased by the Third Party pursuant to this Section 7.1 within ninety (90) days from the date of the receipt of the Offer by the Offeree, such Offer shall be deemed to have expired and the Offered Units must be reoffered to the Company and the Remaining Members pursuant to the procedures set forth in this Section 7.1.

7.1.8 Any Third Party who acquires Units from a Member pursuant to this Section 7.1 shall, immediately upon such acquisition, become bound by the terms of this Agreement as though such Third Party were the Member from whom the Offered Units were acquired, and the Transfer of the Offered Units shall not be made on the books of the Company until a copy of this Agreement (or a joinder hereto) has been executed by such Third Party. Failure or refusal to sign this Agreement (or a joinder hereto) shall not relieve such Third Party from any obligations hereunder.

7.2 Restrictions on Transfers.

7.2.1 Except as may be otherwise provided in this Agreement, no Member (or assignee or transferee of a Member's Units) shall Transfer such Member's Units, or any portion thereof, to another Person without the consent of the Board, and, subject to the foregoing, notwithstanding anything herein to the contrary, upon any such Transfer, a Member shall provide the Board with immediate notice thereof. Any assignee or transferee of any Units transferred in contravention of this Agreement shall have no right to participate in the management of the business and affairs of the Company or to become a Member, and the voting rights attributable to such Units shall not be counted for any purposes whatsoever. Such assignee or transferee shall only be entitled to receive such benefits as are specifically provided by law.

7.2.2 Except as set forth in Section 7.1, no Member shall Transfer such Member's Units until the earlier of the date by which (i) the Company's initial offering of Units closes, as determined by the Board, or (ii) the Company sells twenty thousand (20,000) Units.

7.2.3 The Members shall be permitted to condition any Transfer of Units upon the restriction, in whole or in part, of the transferee's right to participate in the management of the business and affairs of the Company.

7.2.4 Anything herein to the contrary notwithstanding, no Member shall have the right to Transfer such Member's Units if such Transfer would result, directly or indirectly, in (i) the termination of the Company for state law or federal or state tax purposes; (ii) the violation of the Securities Act of 1933 or any rules or regulations thereunder or any applicable state securities laws or any rules or regulations thereunder; (iii) the violation of any investment representation given by such Member in connection with such Member's acquisition of Units; or (iv) the violation of the terms of this Agreement.

7.3 **Intentionally Omitted.**

7.4 Legal Proceedings Involving Members

7.4.1 Upon the happening of any of the legal proceedings involving a Member set forth below in Section 7.4.3, the Member, or such Member's legal representative, as the case may be, shall be deemed to have offered for sale, on the date such legal proceeding is initiated, all Units owned by such Member or such Member's personal representative in accordance with Section 7.4.2. The purchase price and the method of payment for Units purchased pursuant to this Section 7.4 shall be determined according to Sections 7.6 and 7.7 of this Agreement.

7.4.2 Any Member who is required to Transfer one or more Units pursuant to Section 7.4.1 shall be deemed to have offered such Units for sale to the Company and the remaining Members. The Company shall have thirty (30) days (commencing on the date of the triggering event specified below in Section 7.4.3) to elect to purchase all Units owned by such Member. If the Company fails to exercise its rights under this Section 7.4.2 within the thirty (30) day period, the remaining Members shall have fifteen (15) days immediately following the expiration of the aforementioned thirty (30) day Company option period to elect to purchase all of such Member's Units. In the event that some Members elect not to purchase such Units, the Members who do so elect to purchase such Units may elect to purchase such unpurchased Units.

The Company or the remaining Members, as the case may be, may exercise their rights during the option periods set forth in this Section 7.4.2 by giving notice to the deemed offering Member as set forth in Section 13.1.

7.4.3 Section 7.4.1 and 7.4.2 shall apply if a Member:

(1) makes an assignment for the benefit of creditors;

(2) voluntarily initiates any bankruptcy, insolvency, reorganization, arrangement, debt adjustment, liquidation, or receivership proceeding;

(3) involuntarily has any bankruptcy, insolvency, reorganization, arrangement, debt adjustment, liquidation, or receivership proceeding commenced against such Member which is not dismissed within thirty (30) days of the commencement thereof; or

(4) has any of such Member's Units attached or become subject to a charging order (including, without limitation, pursuant to a divorce action).

7.5 Drag-Along Rights. If the Members holding a majority of the outstanding Units (the "***Majority Members***") decide to sell all or any portion of their Units to a third party, then the Company shall have the right, subject to compliance with the provisions of this Section, to require the other Members (collectively, the "***Minority Members***") to sell a certain percentage of the Units held by the Minority Members equal to the percentage of Units being sold by the Majority Members on the same terms and conditions as those on which the Majority Members are selling their Units to such third party (the "***Proposed Third-Party Sale***"). At least thirty (30) days prior to the Proposed Third-Party Sale, the Company shall provide written notice to each of the Minority Members of the Majority Members' intention to exercise their rights hereunder by requiring the Minority Members to sell their Units, together with the applicable terms and conditions of such sale. Each Minority Member hereby covenants and agrees that, upon receipt of the aforesaid notice, such Minority Member shall take such actions and execute such documents and instruments as shall be necessary or appropriate to consummate any sale contemplated by this Section.

7.6 Purchase or Redemption Price. Except as herein provided, the purchase price of the subject Units (the "***Purchase Price***") for all purposes of this Agreement shall be equal to the fair market value of such Units as determined by the Board, after conferring with the Company's lawyers and accountants. If any such Member disagrees with the Purchase Price determined by the Board, such Member shall, at its own cost, select an independent certified public accountant (the "***Member Accountant***") to calculate the Purchase Price. In the event the Company disagrees with the Purchase Price determined by the Member Accountant, the Company shall, at its own cost, select an independent certified public accountant (the "***Company Accountant***") to calculate the Purchase Price. The final Purchase Price shall be the average of the Purchase Price as determined by each of the Board, the Member Accountant, and the Company Accountant, which Purchase Price shall be final and binding on the Company and on each Member.

7.7 Payment Terms. The Purchase Price shall be paid on the Closing Date (as defined in Section 7.9 hereof) by cash payment, delivery of a promissory note (the "***Promissory Note***")

or a combination thereof, effective as of the Closing Date. Unless otherwise agreed to by the parties, the Promissory Note shall (i) have a repayment term of five (5) years, (ii) bear interest on the unpaid principal balance at a per annum rate equal to the prime rate of interest in effect on the date for determination as reported by the Wall Street Journal on the applicable date, (iii) require interest and principal to be paid in consecutive monthly installments commencing one month after the Closing Date and continuing on the same day of each successive month thereafter, the maker reserving, nevertheless, the right of prepayment without penalty, premium, or fee, and (iv) contain such other terms and conditions that are standard for such Promissory Notes. Notwithstanding the foregoing, the Company shall in no event be obligated to pay an amount greater than Twenty-Five Thousand Dollars ($25,000.00) in any one-year period under any Promissory Note. In the event that any obligation to pay Purchase Price is extended hereby, the Company shall not be in default on any obligation otherwise arising hereunder so long as the Company continues to pay the maximum amount of Purchase Price required to be paid under this Section 7.7.

7.8 Joint Transfer Required. Notwithstanding anything herein to the contrary, no Units may be transferred hereunder unless "Units" (as that defined in that certain Limited Partnership Agreement of The New Berwick Golf Club, LP dated as of even date herewith) of the Club, on a one (1) to one (1) ratio, are also transferred in connection therewith.

7.9 Closing Date. Unless otherwise agreed by the Board and such Member, the closing on the purchase and sale of any Units purchased and sold under this Agreement shall be held at 1:00 P.M., New York time, within ninety (90) days following the date when an offer is accepted, the event triggering the Transfer occurs, or an obligation to Transfer otherwise arises hereunder (the "***Closing Date***" or "***Closing***"). Closing shall be held at the offices of the Company, or at any other mutually agreeable location. Time is of the essence in the performance of this Agreement.

7.10 Operating Rules.

7.10.1 Any Member transferring or proposing to Transfer Units, or whose Units are the subject of a Transfer or proposed Transfer, shall not have the right to vote upon whether the Company shall exercise its right under this Article VII to purchase such Units.

7.10.2 The obligation of the remaining Members, among themselves, to purchase or to exercise any purchase arising under this Agreement shall be *pro rata* based on the number of Units held by each Member participating in the purchase immediately before the purchase, unless otherwise agreed to by such remaining Members.

7.10.3 If an offer to sell is made pursuant to this Article VII, the offer shall be deemed to have been refused unless accepted in writing within the time period specified.

7.11 Waiver of Restrictions. Notwithstanding anything contained herein to the contrary, the Board may waive, in writing, any Transfer restrictions otherwise imposed by this Agreement.

ARTICLE VIII

ADDITIONAL MEMBERS

8.1 Admission of Additional Members. The Board may admit any Person as a Member of the Company and issue to such Person Units for such consideration as the Board may determine.

8.2 Rights of Additional Members. Except as otherwise provided in this Agreement, any Member admitted pursuant to the provisions of Section 8.1 of this Agreement shall have such right to participate in the management of the Company as the Board determines.

ARTICLE IX
DISSOLUTION AND TERMINATION OF THE COMPANY

9.1 Dissolution.

9.1.1 The Company shall be dissolved upon the earliest to occur of the following (each a "***Dissolution Event***"):

9.1.1.1 all or substantially all of the Company's assets and properties have been sold and reduced to cash;

9.1.1.2 a Supermajority Vote of the Members entitled to vote thereon authorizing such dissolution; or

9.1.1.3 the entry of a decree of judicial dissolution.

9.1.2 The death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member shall not cause the dissolution of or otherwise affect the Company.

9.2 Liquidator. Upon dissolution of the Company, the Board, any remaining Manager, or such Person as is designated by Members (the "***Liquidator***") shall proceed to wind up the business and affairs of the Company in accordance with the requirements of the Act. A reasonable amount of time shall be allowed for the period of winding up in light of prevailing market conditions and so as to avoid undue loss in connection with any sale of Company assets. This Agreement shall remain in full force and effect during the period of winding up. The Liquidator, in carrying out the winding up of the Company's affairs and after paying or making reasonable provision for the claims of creditors, shall have full power and authority to sell any or all of the remaining assets of the Company or to distribute the same in kind to the Members. The fair market value of any assets to be distributed in kind shall be determined by an independent appraiser selected by the Liquidator. The proportion of cash or assets in kind to be received by Members may vary from Member to Member, all as the Liquidator in its sole discretion may determine. If distributions are insufficient to return to any Member the full amount of such Member's Capital Contribution or Capital Account, such Member shall have no recourse against any other Member or the Board. Following the completion of the winding up of the affairs of the Company and the distribution of its assets, the Liquidator shall file a certificate of cancellation with the Secretary of State of the Commonwealth of Pennsylvania.

9.3 Deemed Distribution and Recontribution. Notwithstanding any other provision of this Article IX, in the event the Company is liquidated within the meaning of Regulations

Section 1.704-1(b)(2)(ii)(g) but no dissolution event has occurred, the property shall not be liquidated, the Company's debts and other liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have contributed all its Property and liabilities to a new limited liability company in exchange for an interest in such new company and, immediately thereafter, the Company will be deemed to liquidate by distributing interests in the new company to the Members.

ARTICLE X
COMPANY EXPENSES

10.1 Expenses. All of the Company expenses shall be billed directly to and paid by the Company. In the event a Member directly pays any Company expenses, such Member shall be fully reimbursed by the Company; provided, however, that any such expense is an ordinary and necessary expense incurred in connection with the business of the Company. In the event any such expense is disallowed as a deduction by the Company by the Internal Revenue Service at a later time, such Member shall be obligated to reimburse the Company for such disallowed expense within sixty (60) days of notification of such disallowance.

ARTICLE XI
AMENDMENTS OF AGREEMENT

11.1 Amendment. This Agreement may not be amended without the consent of the Board, provided, however, that if any amendment would materially and adversely change the specifically enumerated rights or duties of a party or class of parties hereto (the "***Adversely Affected Member***") in a way that is materially and adversely different from the manner in which such specifically enumerated rights or duties of the other parties or classes hereto are affected by such amendment, then such amendment shall not be effective as to any Adversely Affected Member unless consented to by those Adversely Affected Member holding a majority of the outstanding Units held by all such Adversely Affected Members. Any amendment, variation, modification or change so effected shall be binding upon the Company, each of the parties hereto and any assignee of any such party.

ARTICLE XII
INDEMNIFICATION AND LIABILITY

12.1 Indemnification.

12.1.1 To the extent not inconsistent with the Act and other applicable laws, the Company, its receiver, or its trustee, shall indemnify the Board, each Manager and each Member and their respective employees, agents, representatives, affiliates, heirs, executors, administrators, successors, and assigns, against and save them harmless from any claim, demand, judgment, or liability and against and from any loss, cost, or expense (including, without limitation, reasonable attorneys' fees and court costs, which may be paid by the remaining Member(s) or the Company as incurred), which may be made or imposed upon such Persons by reason of any (i) act performed for or on behalf of the Company or in furtherance of the Company's business, (ii) inaction on the part of such Persons, or (iii) liabilities arising under

federal and state securities laws, to the extent permitted by law, so long as the Board, Manager and/or Member has acted in furtherance of a good faith belief that such course of conduct was in the best interest of the Company and said conduct did not constitute gross negligence, gross misconduct, fraud, breach of fiduciary duty of loyalty, or a breach of this Agreement. To the extent that this Section 12.1.1 is inconsistent with the Act, the Act shall control. Nevertheless, it is the intent of this Section 12.1.1 that the aforementioned parties be indemnified by the Company to the maximum extent permitted by law.

12.1.2 To the extent not inconsistent with the Act and other applicable laws, the Members or the Members' receiver or trustee shall indemnify the Company, the Board, the Managers, and the remaining Members and their respective employees, agents, representatives, affiliates, heirs, executors, administrators, successors, and assigns, against and save them harmless from any claim, demand, judgment, or liability and against and from any loss, cost, or expense (including, without limitation, reasonable attorneys' fees and court costs, which may be paid by the Members or the Company as incurred), which may be made or imposed upon the Company, the Board, the Managers, and the remaining Members by reason of any action or inaction by such Members which constitutes gross negligence, gross misconduct, fraud, breach of fiduciary duty of loyalty, or a breach of this Agreement. To the extent that this Section 12.1.2 is inconsistent with the Act, the Act shall control. Nevertheless, it is the intent of this Section 12.1.2 that the aforementioned parties be indemnified by to the maximum extent permitted by law.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1 Notices.

13.1.1 Any written notice, offer, demand or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been given if personally delivered or mailed by certified mail, return receipt requested, or sent by overnight delivery, telex, telecopier, email or facsimile transmission to such Member's address as set forth on the books and records of the Company, as updated from time to time by the Members upon request by the Members.

13.1.2 Notices delivered personally or by overnight delivery shall be effective upon delivery. Notices properly addressed and delivered by certified mail, return receipt requested, shall be effective three (3) business days after their deposit with the United States Postal Service. Notices sent by telex, telecopier, email or facsimile transmission shall be effective upon the transmitting party's receipt of electronic confirmation of transmission bearing the date and time of the transmission.

13.1.3 Any Member may change such Member's address for purposes of this Agreement by giving written notice of such change to the Company in the manner hereinbefore provided for the giving of notice.

13.2 Article and Section Headlines. The article and section headings in the Agreement are inserted for convenience and identification purposes only and do not define or limit the

scope, extent, or intent of this Agreement or any of the provisions hereof.

13.3 Construction. As appropriate in context, whenever the singular number is used herein, the same shall include the plural, and the neuter, masculine, and feminine genders shall include each other. If any language is stricken or deleted from this Agreement, such language shall be deemed never to have appeared herein and no other implication shall be drawn therefrom.

13.4 Severability. If any covenant, condition, term, or provision of this Agreement is found to be illegal, or if the application thereof to any Person or any circumstance shall to any extent be judicially determined to be invalid or unenforceable, the remainder of this Agreement, or the application of such covenant, condition, term, or provision to Persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each covenant, condition, term, and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law, unless the absence of such illegal, invalid or unenforceable provision materially alters the rights or obligations of any of the parties hereto.

13.5 Governing Law. This Agreement has been executed in and shall be construed and enforced in accordance with, and governed by, the laws of the Commonwealth of Pennsylvania.

13.6 Valuation. Unless otherwise provided herein, any determination of fair market value for the purposes of this Agreement shall be made by the Board in good faith and its reasonable discretions.

13.7 Entire Agreement; Supersedure. This Agreement together with its schedules constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes any and all other written or oral agreements existing between the parties hereto regarding the subject matter hereof. This Agreement cannot be changed, modified, or discharged orally but only by an agreement in writing as provided herein. There are no representations, warranties, or agreements other than those set forth in this Agreement.

13.8 Further Assurances. The Members will execute and deliver such further instruments and do such further acts as may be required to carry out the intent and purposes of this Agreement.

13.9 Successors and Assigns. Subject to the limitations on transferability contained herein, this Agreement shall be binding upon, and shall inure to the benefit of, the heirs, administrators, personal representatives, successors, and assigns of the respective parties hereto.

13.10 Creditors. None of the provisions of this Agreement shall be construed for the benefit of or enforceable by any of the creditors of the Company or any creditors of the Members.

13.11 Exhibits. The exhibits referenced in this Agreement are a part of this Agreement as if set forth fully herein. All references to this Agreement shall be deemed to include the exhibits, unless the context requires otherwise.

13.12 Remedies. The rights and remedies of the Members hereunder shall not be

mutually exclusive, and the exercise by any Member of any right to which such Member is entitled shall not preclude the exercise of any other right such Member may have.

13.13 Jurisdiction; Specific Performance.

13.13.1 Each Member hereby consents to the jurisdiction of the courts of the Commonwealth of Pennsylvania as to all matters relating to the enforcement, interpretation, or validity of this Agreement, and if such Member is not a resident of the Commonwealth of Pennsylvania, appoints the Secretary of State of the Commonwealth of Pennsylvania as such Member's agent for service of process.

13.13.2 It is agreed that each Member (or its representative) shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof in addition to any other remedy to which he or she may be entitled pursuant to this Agreement or at law or in equity.

13.14 No Presumption against the Drafter. Each of the Members participated in the drafting of this Agreement, or had the opportunity to request modifications to this Agreement upon becoming a Member in the case of subsequently admitted Members, and the interpretation of any ambiguity contained in this Agreement will not be affected by the claim that a particular party drafted any provision hereof.

[*THIS SPACE INTENTIONALLY LEFT BLANK*]

IN WITNESS WHEREOF, the Company has executed this Agreement as of the day and year first above written.

THE BGC EQUITY GROUP, LLC

By: ___________________________
Name: _________________________
Title: __________________________

EXHIBIT A

GLOSSARY OF DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

"*Adjusted Capital Account Deficit*" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to: (a) credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (b) debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"*Affiliate*" means, when used with reference to a specific Person, (a) any Person directly or indirectly controlling, controlled by, or under common control with another Person, (b) any Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such other Person, (c) any officer, director, partner, or member of such Person, and (d) if such other Person is an officer, director, partner, or member, any entity for which such Person acts in such capacity.

"*Board*" means the aggregate group of Managers.

"*Capital Account*" means, with respect to each Member, the account established for such Member pursuant to this Agreement in accordance with the capital accounting rules of Regulation § 1.704-1(b)(2). The Capital Account of each Member shall be credited with the cash and the fair market value of any property (net of liabilities assumed by the Company and liabilities to which such property is subject) contributed to the Company by such Member, plus all income, gain, or net income of the Company allocated to such Member pursuant to Article III (including net income and income and gain exempt from tax), and shall be debited with the sum of (i) all net losses or deductions of the Company allocated to such Member pursuant to Article III, (ii) such Member's distributive share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as so described under Regulation § 1.704-1(b)(2)(iv)(i), and (iii) all cash and the fair market value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the Company to such Member pursuant to Article IV. The amount of the Capital Account of a Member shall be determined in accordance with the rules set forth in Regulation § 1.704-1(b). Any references in any section or subsection of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. It is the intention of the Company to satisfy the capital account maintenance requirements of Regulation § 1.704-1(b)(2)(iv), and the foregoing provisions defining Capital Accounts are intended to comply with such provisions. If the Board determines, based on the advice of counsel, that adjustments to Capital Accounts are necessary to comply with such regulations, then the adjustments shall be made provided such adjustments do not materially impact upon the manner in which property is distributed to the Members in liquidation of the Company.

"***Capital Contributions***" means the total amount of cash and the fair market value of property (net of liabilities secured by such contributed property which the Company is considered to assume or take subject to under Code Section 752) contributed to the capital of the Company by any Member or all of the Members (or the predecessor holders of the interests of any Member or Members).

"***Capital Transaction***" means the sale of all or substantially all of the Company's assets.

"***Capital Transaction Proceeds***" means (a) any and all proceeds (whether in the form of cash or property) received by the Company from a Capital Transaction, reduced by expenses incurred by the Company in connection with such Capital Transaction, liabilities of the Company which are repaid out of the proceeds from such Capital Transaction, and such reserves as the Board may determine to be necessary for the needs of the Company, and (b) all receipts (net of disbursements and reserves established by the Members) of the Company after the date of any event of dissolution specified in Article IX, to the extent not otherwise includible in Capital Transaction Proceeds.

"***Change of Control***" means the acquisition after the date of this Agreement, directly or indirectly, by any individual, entity or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) (other than an individual, entity or group that owns Units on the date of this Agreement) of beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of more than fifty percent 50% of the aggregate outstanding voting power of the Company or the aggregate outstanding Units.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Company Property***" shall refer to real or personal property, or any interest therein, acquired directly or indirectly by the Company or produced by or inuring to the Company (i.e., intangible property), whether owned or leased.

"***Distributable Cash Flow***" means, for any period, all cash received by the Company from all sources during such period, minus the sum of (a) all expenditures paid by the Company during the period (excluding depreciation or other noncash expenses, but including capital expenditures and royalty and similar payments, including such expenditures and payments that may be made to Members or Affiliates of Members other than the Company and its direct or indirect subsidiaries), (b) amortization of liabilities of the Company for the period, and (c) such additions to the reserves of the Company for contingencies, working capital or future expansion needs as the Board may determine to be necessary or appropriate. Notwithstanding the preceding sentence, Capital Transaction Proceeds, Capital Contributions, and expenses incurred or liabilities of the Company repaid in connection with any Capital Transaction shall not be taken into account in computing Distributable Cash Flow for any period.

"***Distributions***" shall refer to cash or other property (net of liabilities to which the distributed property is subject that such Member is considered to assume or take subject to under Code Section 752) distributed to the Members by the Company.

"***Fiscal Year***" means the period identified in Section 1.14 or any portion of such period to

the extent necessary to allocate Profits, Losses and other items of Company income, gain, loss or deduction pursuant to Article III.

"***Gross Asset Value***" means, with respect to any asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Board and the contributing Member in a written agreement or otherwise by the Company pursuant to Section 13.6;

(b) The Gross Asset Values of all the Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account), as determined by the Board in accordance herewith as of the following times: (A) the acquisition of an additional Unit in the Company by any new or existing Member; (B) the distribution by the Company to a Member of more than a *de minimis* amount of property with respect to a Unit; (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); and (D) upon the withdrawal of a Member from the Company; provided that, an adjustment described in clauses (A) and (B) and (D) of this paragraph shall be made only if the Board reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any asset of the Company distributed to a Member shall be the gross fair market value of such asset on the date of distribution as determined by the Board pursuant to Section 4.4 and 13.6;

(d) The Gross Asset Values of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code should the Company make an election under Section 754 of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations 1.704-1(b)(2)(iv)(m); and

(e) If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsections (b) or (d) of this definition, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"***Majority-in-Interest***" means Members holding an aggregate Percentage Interest (of either all the issued and outstanding Units, or all the issued and outstanding Units of a particular class, as the context requires) in excess of fifty percent (50%).

"***Manager***" shall mean those Persons elected by the Members to manage the Company as set forth in this Agreement, who collectively shall constitute the Board.

"***Member Nonrecourse Debt***" means nonrecourse indebtedness of the Company with respect to which any Member has a direct or indirect risk of loss, as more fully defined in Regulations Section 1.704-2(b)(4).

"***Member Nonrecourse Debt Minimum Gain***" means an amount, with respect to each Member Nonrecourse Debt, equal to the Minimum Gain that would result if such Member

Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"***Member Nonrecourse Deductions***" has the same meaning as the term "partner nonrecourse deductions" set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"***Minimum Gain***" means and refers to, at any time, with respect to all nonrecourse liabilities of the Company (within the meaning of Regulation Section 1.704-2(b)(3)), the aggregate amount of gain (of whatever character), if any, that would be realized by the Company if it disposed of (in a taxable transaction) all its property subject to such liabilities in full satisfaction thereof, and as further defined in Regulations Section 1.704-2(d).

"***Nonrecourse Debt***" means a liability (or that portion of a liability) with respect to which no Member bears the economic risk of loss as determined under Regulations Section 1.704-2(b)(3).

"***Nonrecourse Deductions***" has the meaning set forth in Regulations Section 1.704-2(b)(1).

"***Percentage Interest***" of a Member means that percentage which bears the same ratio as the Units held by such Member bears to the Total Outstanding Units, as may change from time to time. A Member's Percentage Interest shall be determined by taking the total number of Units held by such Member divided by the Total Outstanding Units, multiplied by one hundred (100).

"***Person***" means a natural person, company, partnership, joint venture, trust, estate, unincorporated association, limited liability company, limited liability partnership, or any other juridical entity.

"***Presumed Tax Liability***" for any Member for any Fiscal Year means an amount equal to the product of (a) the amount of taxable income (including any tax items required to be separately stated under Section 703) allocated to such Member for such Fiscal Year pursuant to Article III, and (b) the combined effective federal and state income tax rate, adjusted for the federal deduction for state income taxes, applicable during the Fiscal Year for computing regular ordinary income tax liabilities (without reference to minimum taxes, alternative minimum taxes, or income tax surcharges) of a natural person residing in Philadelphia, Pennsylvania in the highest bracket of taxable income.

"***Profits***" and "***Losses***" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(l) of the Code shall be included in taxable income or loss), with the following adjustments:

(a) income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b) expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Regulation 1.704-l(b)(2)(iv) and not

otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

(c) gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(d) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (b), (c), or (d) of the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(e) Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Sections 3.2, 3.3, or 3.4 hereof shall not be taken into account in computing Profits or Losses; and

(f) The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 3.2, 3.3, or 3.4 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (e) above.

"***Refinancing***" means the borrowing of money by the Company for the purpose of paying the entire balance due, including accrued interest and fees, on any outstanding loan.

"***Regulations***" means the proposed, temporary, and final regulations promulgated under the Code in effect as of the date of the filing of the Certificate and the corresponding Sections of any regulations subsequently issued that amend or supersede such regulations.

"***Sale***" means any Company transaction resulting in the receipt of cash or other consideration (other than the receipt of Capital Contributions) not in the ordinary course of its business, including, without limitation, sales or exchanges of real or personal property, condemnations, recoveries of damages awards, and insurance proceeds (other than business or rental interruption insurance proceeds).

"***Supermajority Vote***" means, with respect to any vote of the Board or the Members, the affirmative vote of at least seventy-five percent (75%) of the total votes of the Managers or the Members, as applicable, eligible to vote on the applicable matter.

"***Total Outstanding Units***" means the total Units issued and outstanding at any point in time.

"***Transfer***" means any disposition of Units, voluntary or involuntary, whether or not for value, and includes, without limitation, sales, exchanges (including exchanges pursuant to a plan of merger or consolidation, regardless of whether new Unit certificates are issued), gifts, pledges, and hypothecations, passage by intestate succession or bequest, vesting of title in a trustee, receiver, conservator, or otherwise in connection with any insolvency, guardianship, or conservatorship proceeding, subjection to judgment lien, and dispositions pursuant to any

separation agreement, judicial decree, or judgment entered in connection with any domestic relations proceeding. If any Member is a business entity such as another limited liability company, a Company or a partnership, a change in control of such entity shall be deemed to be a Transfer for the purposes of this Agreement.

"***Working Capital***" means those monies not utilized in the purchase, development, construction, repair, or improvement of Company Property, plus the net profit of the Company retained as a reserve for contingencies, future development, and anticipated obligations, as determined by the Board.

EXHIBIT B

ALLOCATIONS

3.1 Allocation of Profit and Loss. After giving effect, to the extent required, to the special allocations set forth in Sections 3.2 and 3.3 hereof, and subject to Section 3.4 hereof, Profits and Losses for any Fiscal Year of the Company shall be allocated to the Members in proportion to their respective Percentage Interests. Where the Percentage Interests held by Members changes during a particular Fiscal Year, Profits and Losses shall be allocated on a monthly basis among the Members in accordance with their respective Percentage Interests in the Company as of the first day of each month and as otherwise required in accordance with Section 706(d) of the Code.

3.2 Regulatory Allocations. The following special allocations shall be made in the following order and priority:

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Section 3.2, if there is a net decrease in Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of the Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in the Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f) (6) and 1.704-2(j)(2) of the Regulations. This Section 3.2(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of the Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i) (4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704 2(j)(2) of the Regulations. This Section 3.2.(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event that any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which create or increase an Adjusted Capital Account Deficit for such Member for a Fiscal Year, then items of the Company income and gain (consisting of a pro rata portion of each item of the Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially allocated to such Member in an amount

and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit so created as quickly as possible. It is the intent that this Section 3.2(c) be interpreted as a "qualified income offset" and as otherwise necessary to comply with the alternate test for economic effect set forth in Regulations Section 1.704-1(b)(2)(ii)(d).

(d) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members in the same manner that any portion of Losses attributable to such Nonrecourse Deductions would be allocated among the Members pursuant to Section 3.1 hereof as if this Section 3.2 did not apply to such Nonrecourse Deductions.

(e) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(f) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g) Section 704(c) Allocations. Any required allocation of income, deduction, loss or credit, under Section 704(c) of the Code and the Regulations thereunder, shall be made to a Member in order to reflect any built-in gain or loss with respect to such Member's actual or deemed contributions of property to the Company, including any reverse built-in gain or loss resulting from a required restatement of the Company's book capital accounts as a result, for example, of the admission of a new Member. The Members, shall have the right, in their sole discretion, to adopt any method or methods of reducing built-in gain or loss of a Member or Members through special allocations of cost recovery or other similar allowances, including gross income allocations, in order to expedite the reduction between book and tax capital account balances of such affected Members.

3.3 Curative Allocations. The allocations set forth in Section 3.2 hereof (the "***Regulatory Allocations***") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of the Company income, gain, loss or deduction pursuant to this Section 3.3. Therefore, notwithstanding any other provision of this Article III (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of the Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all the Company items were allocated pursuant to Sections 3.1 and 3.4 hereof.

3.4 Other Allocation Rules.

(a) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board in his reasonable discretion using any permissible method under Section 706 of the Code and the Regulations thereunder.

(b) The Members are aware of the income tax consequences of the allocations made by this Article III and hereby agree to be bound by the provisions of this Article III in reporting their respective shares of the Company income and loss for income tax purposes.

(c) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in the Company Profits and Losses shall be deemed to be in proportion to their respective Percentage Interests or in alternative proportions which the Company deems appropriate to maximize consistency between Company allocations and the tax basis of the Members in their respective Units.

EXHIBIT C

DISTRIBUTIONS

4.1 Tax Distributions. For each Fiscal Year, the Company shall, in the sole discretion of the Board, not later than ninety (90) days following the end of such Fiscal Year, distribute to each Member, with respect to such Fiscal Year, Distributable Cash Flow in an amount equal to such Member's Presumed Tax Liability for such Fiscal Year (a "***Tax Distribution***"). All amounts required to be distributed to a Member with respect to any Fiscal Year pursuant to this Section 4.1 shall be reduced by any distributions made pursuant to Section 4.3 for such Fiscal Year or prior to the expiration of the ninety (90) day period following the end of such Fiscal Year, provided that such amounts were not applied to such Member's Presumed Tax Liability for a prior Fiscal Year. Any amount distributed pursuant to this Section 4.1 will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 4.2, and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 4.2. The Company may distribute Tax Distributions in quarterly installments on an estimated basis prior to the end of a Fiscal Year, but if the amounts distributed by the Company as estimated quarterly Tax Distributions exceed the greater of (a) the amount of Tax Distributions to which such Member is entitled for such Fiscal Year, or (b) the total amount of other distributions to which such Member is entitled in such Fiscal Year, then the Member shall, within fifteen (15) days after the tax return for such Fiscal Year is filed, return such excess to the Company and such excess will be treated as a Distribution to such Member pursuant to Section 4.2 until it is returned (or if for any reason such excess is not returned, then such excess will be set off against any future distributions to which such Member otherwise would have been entitled). All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 4.1 for all purposes under this Agreement and shall be treated as a Tax Distribution for the purpose of Section 4.1. The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Members, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld.

4.2 Distributable Cash Flow. Except as otherwise provided in this Agreement, Distributable Cash Flow, if any, remaining after distributions made pursuant to Section 4.1, may be distributed to the Members at such times as the Board may determine in proportion to the Members' respective Percentage Interests.

4.3 Distributions of Capital Transaction Proceeds. Capital Transaction Proceeds shall be distributed to the Members within a reasonable time following the Capital Transaction to which the Capital Transaction Proceeds relate and shall be distributed in accordance with Section 4.2 as if such Capital Transaction Proceeds constituted Distributable Cash Flow, and shall thereafter be deemed to have been distributed pursuant to Section 4.2 for all purposes of this Agreement. The Members agree to share proceeds (whether cash, property, or a combination of cash and property) attributable to a Capital Transaction which gives rise to a Change of Control in the same manner as such Members would share in a distribution by the Company to the

Members in complete liquidation, within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), and in accordance with the principles outlined in Section 4.5 below.

4.4 Distributions in Kind. Distributions of Company Property may be made in cash or in kind as determined by the Board. Immediately prior to any distribution in kind, the Gross Asset Value of the Company Property to be distributed shall be determined by the Board in accordance with the definition of Gross Asset Value herein. Immediately upon the distribution of the Company Property, such property shall be deemed to have been sold for its Gross Asset Value on the date of distribution and the deemed proceeds of such constructive sale shall be deemed to constitute an amount of Distributable Cash Flow and such property shall be distributed accordingly to the Members in accordance with the order and priority set forth in Section 4.2, and such amount of constructive Distributable Cash Flow shall thereafter be deemed to have been distributed to the Members pursuant to Section 4.2 for all purpose of this Agreement.

4.5 Distributions Upon Liquidation. If all or substantially all of the assets of the Company are sold in connection with a liquidation of the Company, or if the Company is otherwise liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) or dissolved pursuant to Article XI, the assets of the Company shall be distributed through the procedures outlined in Article XI in the following order and priority:

(a) First, to the payment of the debts and liabilities of the Company in the order of priority provided by law, provided that the Company shall first pay, to the extent permitted by law, liabilities with respect to which any Member is or may be personally liable;

(b) Second, to the payment of the expenses of liquidation of the Company in the order of priority provided by law, provided that the Company shall first pay, to the extent permitted by law, liabilities or debts owed to Members;

(c) Third, to the setting up of such reserves as the Board may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the business of the Company, provided that any such reserve will be held by the Company for the purposes of disbursing such reserves in payment of any of the aforementioned contingencies and at the expiration of such period as the Company shall deem advisable (but in no case to exceed eighteen (18) months from the date of liquidation unless an extension of time is consented to by the Members holding at least a Majority-in-Interest of all the issued and outstanding Units), to distribute the balance thereafter remaining in the manner hereinafter provided; and

(d) Fourth, the balance of the proceeds, if any, to be distributed on or before the later of (i) the end of the Fiscal Year during which such liquidation occurs, and (ii) ninety (90) days after the date of such liquidation, to the Members in accordance with the order and priority set forth in Section 4.2 (the "Final Distribution"). Immediately prior to the Final Distribution, the Capital Account balances of the Members shall be adjusted, taking into account all items of Profit and Loss (including any special allocations of income and loss made pursuant to this Agreement, including pursuant to Article III hereof) for the taxable year of the Company in which such liquidation occurs and in which the Final Distribution is made, such that the Capital Account of each Member prior to the Final Distribution equals the distribution to be received by such Member pursuant to the Final Distribution.

Exhibit F

Form of Asset Purchase Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this "***Agreement***") is entered into and effective as of this ___ day of ________, 2010, by and between The New Berwick Golf Club, LP, a Pennsylvania limited partnership ("***Buyer***"), and the Berwick Golf Club, Inc., a non-profit association ("***Seller***").

Background

Seller currently owns and operates golf course and related facilities known as the Berwick Golf Club in Columbia County, Pennsylvania (the "***Business***"). Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the assets of Seller relating to the Business, subject to the further terms and conditions set forth in this Agreement.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1. The Transaction.

1.1. Sale and Purchase of the Assets. At the "Closing" (as defined herein) Seller shall sell and assign to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of all liens, pledges, claims, security interests and encumbrances whatsoever (collectively, "***Liens***"), the following assets (collectively, the "***Assets***"):

(a) all tangible property, operating equipment, golf equipment, furniture, furnishings, computer hardware and computer peripherals used by Seller in connection with the Business, including, without limitation all equipment and furnishings (collectively, the "***Equipment***");

(b) Seller's interest in the real property used by Seller for the conduct of the Business located at 473 Martzville Road, Berwick, PA 18603 (the "***Premises***");

(c) all of the intangible rights and properties, including all "Proprietary Information"(as defined herein), going concern value and goodwill associated with the Business. The term "***Proprietary Information***" shall mean all information (whether written and oral) relating to the Business or used or useful in the ownership, management or operation of the Business, in both cases that Seller regards as or has endeavored to keep confidential. Such Proprietary Information shall also include (i) all past and present business or entity names or trade names, including, without limitation, the name "Berwick Golf Club", trademarks, assumed fictitious business names, displays, symbols, color arrangements, designs and logos with respect thereto; (ii) to the extent owned by Seller, all know-how including all trade secrets, patents, copyrights, or other intellectual property associated with the Business (and all derivatives thereof); (iii) all of Seller's documentation including all manuals, books, records, files,

advertising materials, forms and procedures, instructions, policies, customer and member lists and information, prospects lists, price lists, telephone lists, telephone numbers, telecopy lists, e-mail address lists, marketing plans and strategies, financial information and software; and (iv) all of Seller's methods and processes and other intangible properties used or useful in the Business;

(d) all rights under those contracts, agreements, leases or other interests in real and personal property, licenses, permits, commitments, letters of intent, option agreements, sales and purchase orders and other instruments associated with the Business to which Seller is a party or a third-party beneficiary to the extent assignable or transferable to Buyer (the "***Assumed Contracts***"); and

(e) all other assets of Seller used in connection with the Business, tangible or intangible, wherever situated, other than the "Excluded Assets" (as defined herein).

1.2. Excluded Assets. Notwithstanding any provision of this Agreement to the contrary, the Assets shall not include ________________(collectively, the "***Excluded Assets***").

1.3. Assumption of Certain Liabilities. Subject to the terms and conditions of this Agreement and Section 1.4 below, Buyer agrees, effective as of the Closing Date, to assume all of the liabilities and obligations of Seller. Such liabilities and obligations assumed by Buyer hereunder shall be collectively referred to herein as the "***Assumed Liabilities***". Such Assumed Liabilities shall be paid or otherwise discharged by Buyer in accordance with their terms.

1.4 Excluded Liabilities. Buyer shall not assume and shall not be liable for, and Seller shall retain and shall remain solely liable for and obligated to discharge, all of the debts, contracts, agreements, commitments, obligations and other liabilities of any nature whatsoever of Seller, whether known or unknown, accrued or not accrued, fixed or contingent as set forth below (collectively, the "***Retained Liabilities***"):

____

2. Closing; Purchase Price.

2.1. Closing. The closing of the transaction contemplated by this Agreement (the "***Closing***") shall take place on the date hereof at the Premises, or at such other time and place as the parties shall agree, including the use of the United States mail, reliable overnight delivery service or facsimile transmission (the "***Closing Date***").

2.2. Purchase Price. As consideration for the sale, assignment and delivery by Seller to Buyer of the Assets, Buyer shall pay to Seller and Seller shall accept from Buyer, the sum of ____________________ Dollars ($____________) (the "***Purchase Price***") to be paid by Buyer to Seller in immediately available funds on the Closing Date.

2.3. Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets as follows:

Real Property	$___________
Equipment & Fixtures	$___________

Goodwill and other Intangibles $__________

The parties hereto shall each report the income and other tax consequences of this purchase in accordance with such allocation and shall cooperate with each other, if necessary, in filing any tax returns required by the Internal Revenue Service and any state or local taxing agencies or authorities in connection with the foregoing allocation.

3. Deliveries.

3.1. Deliveries to Buyer. At or prior to the Closing, Seller shall deliver or cause to be delivered to Buyer, the following:

(a) such bills of sale, assignments and other documents, in form and substance reasonably satisfactory to Buyer and its counsel, as may be reasonably required to vest in Buyer good and marketable title to the Assets, free and clear of all Liens, together with possession of the Assets; and

(b) such other instruments and documents as may be necessary to effect the consummation of the transactions contemplated by this Agreement in form and substance reasonably satisfactory to Buyer as Buyer may reasonably request.

3.2. Deliveries to Seller. At or prior to the Closing, Buyer shall deliver or cause to be delivered to Seller, the following:

(a) the Purchase Price in immediately available funds; and

(b) such other instruments and documents as may be reasonably necessary to effect the consummation of the transactions contemplated by this Agreement in form and substance reasonably satisfactory to Seller as Seller may reasonably request.

4. Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer, intending Buyer to rely thereon, that:

4.1. Capacity. Seller has made all necessary qualifications or filings in all appropriate jurisdictions in which the nature of the Business and the ownership of the Assets requires such qualification.

4.2. Authority. Seller has the full power and authority to execute, deliver and perform this Agreement and consummate the transactions contemplated hereby and except as otherwise set forth herein, such execution and performance does not require the consent or permission of any third party.

4.3. Conflict with Documents. Neither the execution nor delivery of this Agreement or any documents to be delivered hereunder nor their performance by Seller will violate the terms of any agreement, instrument or decree to which Seller is a party or by which Seller is bound.

4.4. Binding Effect. This Agreement and any documents to be delivered hereunder are valid and binding obligations of Seller and are enforceable against Seller in accordance with its and their terms.

4.5. Assets Generally.

(a) The Assets include all properties, tangible and intangible, currently used by Seller to conduct the Business, other than the Excluded Assets.

(b) All of the Equipment included in the Assets is sold "as is, where is", and Seller makes no warranty whatsoever, express or implied, as to the Equipment or its condition, merchantability or fitness for any particular purpose.

(c) Except as provided in this Agreement or as limited by any applicable legal requirement or any Assumed Contract, no restrictions will exist on Buyer's right to sell, resell, license or sublicense any of the Assets or engage in the Business on or after the Closing Date, nor will any such restrictions be imposed on Buyer as a consequence of the transactions contemplated by this Agreement.

4.6. Premises.

(a) True and complete copies of all deeds or other instruments or agreements pertaining to the Premises have been delivered or made available to Buyer at or prior to Closing.

(b) The Premises is the entire interest in real property currently used by Seller in connection with the operation of the Business.

4.7. Accounts Receivable. All accounts receivable, if any, transferred from Seller to Buyer hereunder are valid, genuine and fully collectible in the aggregate dollar amount thereof, subject to normal and customary trade discounts and less reasonable and customary reserves for uncollectible accounts.

4.8. Tax Returns. Seller has properly prepared and filed all tax and related returns required to be filed by Seller relating to the Business or otherwise and has paid or will timely pay all federal, state, local, county, sales, use, property, employment, withholding and other taxes due and payable and arising out of the conduct of the Business prior to the Closing Date.

4.9. Tax Matters. No taxing authority is now asserting or, to the best of Seller's knowledge, threatening to assert against the Assets or the Business any adjustment, deficiency or claim for additional taxes, interest thereon or penalties in connection therewith, nor is Seller aware of any basis for any such obligation. Notwithstanding any provision of this Agreement to the contrary, Seller acknowledges that all accrued but unpaid tax liabilities of Seller existing as of the Closing Date shall remain liabilities of Seller. Seller further warrants that she has paid and will pay all taxes, as they come due, including but not limited to all social security, withholding, head, sales, personal property and unemployment insurance, and income taxes to date of Closing to all applicable taxing authorities. In connection with her obligations

hereunder, Seller shall provide to Buyer on or before the Closing satisfactory proof of the payment by Seller of all past due taxes and a certificate of taxes due covering state and local sales taxes, if any.

4.10. Insurance. Seller maintains appropriate insurance coverage with respect to the Assets and the Business. All such insurance policies are in full force and effect, all premiums due thereon have been paid, and Seller has complied in all material respects with the provisions of such policies. Seller has not received a notice of cancellation or non-renewal of any such policy or binder. All of Seller's policies relating to the Assets are "occurrence" policies.

4.11. Litigation. Except as set forth on Schedule 4.11 attached hereto, there is no litigation, administrative, or governmental proceeding or investigation pending, or to the best of Seller's knowledge, threatened against or relating to Seller, the Business, or any of the Assets, and Seller does not know of any facts or circumstances that could reasonably be expected to give rise to any such litigation or proceeding.

4.12. Compliance with Laws; Environmental Conditions. Seller has operated the Business in compliance with all requirements of all federal, state and local laws, including, without limitation, all environmental or similar laws, and with all requirements of all governmental bodies or agencies having jurisdiction over Seller, the conduct of the Business, the use of the Assets and the Premises occupied by the Business. Without limiting the foregoing, Seller has obtained and now holds all licenses, permits, certificates and authorizations needed or required for the conduct of the Business and the use of the Assets and the Premises. To Seller's knowledge, there are no environmental conditions or other facts, circumstances or activities arising out of or relating to the Business, or the use, operation or occupancy by Seller of the Assets or Premises that result or reasonably could be expected to result in (a) any obligation of Seller to file any environmental report or notice or to conduct any investigation, or (b) any environmental liability, either to any applicable regulatory authority or to any other third party, for damages (whether to persons, property or natural resources), cleanup costs or remedial costs of any kind or nature whatsoever.

4.13. Notice of Violations. Seller has received no notice of violation of any law, ordinance, rule, regulation or order (including, without limitation, any environmental, safety, health, price or wage control law, ordinance, rule, regulation or order) which adversely affects or, to the best of Seller's knowledge, could reasonably be expected in the future to adversely affect, the Business or the Assets.

4.14. Brokers and Finders. Seller has not employed any broker or finder or incurred any liability for any brokerage fee, commission or finder's fee in connection with the transactions contemplated by this Agreement.

4.15. Fair Consideration; No Fraudulent Conveyance. The sale of the Assets pursuant to this Agreement is made in exchange for fair and equivalent consideration. Seller is not now insolvent and will not be rendered insolvent by the sale, transfer and assignment of the Assets pursuant to the terms of this Agreement. Seller is not entering into this Agreement or any of the other documents referenced in this Agreement with the intent to defraud, delay or hinder

her creditors and the consummation of the transactions contemplated by this Agreement, and the other documents referenced in this Agreement, will not have any such effect. The transactions contemplated in this Agreement or any documents referenced in this Agreement will not constitute a fraudulent conveyance, or otherwise give rise to any right of any creditor of Seller to any of the Assets after the Closing.

4.16. Complete and Accurate Disclosure. No representation or warranty by Seller in this Agreement or in any other exhibit, schedule, list, certificate, or document delivered pursuant to this Agreement contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact necessary to make any statement herein and therein not misleading. Disclosure in any particular exhibit or schedule attached to this Agreement shall constitute disclosure for all purposes of the Agreement.

5. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller, intending Seller to rely thereon, that:

5.1. Organization; Valid Subsistence. Buyer is a limited partnership organized and validly subsisting under the laws of the Commonwealth of Pennsylvania.

5.2. Authority. Buyer has the full power and authority to execute, deliver and perform this Agreement and consummate the transactions contemplated hereby and except as otherwise set forth herein, such execution and performance does not require the consent or permission of any third party.

5.3. Conflict with Documents. Neither the execution nor delivery of this Agreement or any documents to be delivered hereunder nor their performance by Buyer will violate the terms of any agreement, instrument or decree to which Buyer is a party or by which it is bound.

5.4. Binding Effect. This Agreement and any documents to be delivered hereunder are valid and binding obligations of Buyer and are each enforceable against Buyer in accordance with their respective terms.

5.5. Brokers and Finders. Neither Buyer nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fee, commission or finder's fee in connection with the transactions contemplated by this Agreement.

6. Covenants.

6.1. Authorizations. Seller shall use commercially reasonable efforts to effect all registrations, filings and notices with or to third parties or any governmental entity which are necessary to consummate the transactions contemplated by this Agreement so as to preserve all rights of, and benefits to, Buyer in the Assets. If necessary, Seller shall cooperate fully with Buyer's efforts to obtain any such Authorization.

6.2. Post-Closing Actions. Subsequent to the Closing Date, Seller shall, from time to time, execute and deliver (or cause to be executed and delivered), upon the request of Buyer, all such other and further materials and documents and instruments of conveyance,

transfer or assignment as may reasonably be requested by Buyer to effect, record or verify the transfer to, and vesting in Buyer of Seller's right, title and interest in and to the Assets, free and clear of all encumbrances, in accordance with the terms of this Agreement.

6.3. Taxes. Seller shall be responsible for paying, shall promptly discharge when due, and shall reimburse, indemnify and hold harmless Buyer from, any sales or use, transfer, real property gains, excise, stamp, or other similar taxes arising from, imposed on or attributable to the transactions contemplated by this Agreement for all periods (or portions thereof) prior to and including the Closing Date.

6.4. Employee Matters. Buyer shall, effective as of the Closing Date, offer all current employees of Seller employment at will with Buyer upon such terms and conditions of employment as Buyer shall determine in its sole discretion. From and after the Closing Date, and without limiting any other provision of this Agreement, Seller shall assume or retain, as the case may be, and be solely responsible for all liabilities arising under, resulting from or relating to Seller's employment of such employees prior to the Closing Date or Seller's termination of any former employees prior to the Closing Date.

7. Indemnification.

7.1. Indemnification by Seller. Seller hereby agrees to indemnify, defend and hold Buyer harmless of and from any liability, loss, cost or expense (including reasonable counsel fees and fees or costs incurred in investigation) incurred or suffered by Buyer, directly or indirectly, by reason of any misrepresentation or breach of any warranty, covenant, condition or agreement by Seller herein or any documents to be delivered hereunder, by reason of there having been asserted against Buyer any liability or claim owed by Seller to any third party, including, but not limited to, any liability arising out of acts or omissions of Seller in conducting the Business on or prior to the Closing Date except to the extent Buyer has expressly assumed such liability under this Agreement.

7.2. Indemnification by Buyer. Buyer hereby agrees to indemnify, defend and hold Seller harmless of and from any liability, loss, cost or expense (including reasonable counsel fees and fees or costs incurred in investigation) incurred or suffered by Seller, directly or indirectly, by reason of any misrepresentation or breach of any warranty, covenant, condition or agreement by Buyer herein or any documents to be delivered hereunder, or by reason of there having been asserted against Seller any liability or claim owed by Buyer to any third party, including, but not limited to, any liability arising out of acts or omissions of Buyer in conducting the Business after the Closing Date except to the extent Seller has expressly assumed such liability under this Agreement.

8. Survival. Except as otherwise expressly set forth herein, all representations, warranties and covenants (including, without limitation, the indemnification obligations set forth in Section 7 hereof) of the parties contained in this Agreement or otherwise made in writing in connection with the transactions contemplated hereby (in each case except as affected by the transactions contemplated by this Agreement) shall survive the Closing until the expiration of any applicable statute of limitations period.

9. Miscellaneous.

9.1. Amendments. No change, amendment or modification of any provision of this Agreement will be effective unless it is in writing signed by the party against whom enforcement of the change, amendment or modification is sought.

9.2. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the prior written consent of the other.

9.3. Waivers. No waiver of any right under this Agreement will be deemed effective unless contained in writing signed by the party charged by such waiver, and no waiver of any right arising from any breach or failure to perform will be deemed to be a waiver of any such right arising in the future or of any other right arising under this Agreement.

9.4. Further Assurances. At any one or more times upon request from Buyer, Seller shall execute, acknowledge, deliver and file all such further deeds, transfers, conveyances, assignments, instruments, certificates and documents, shall provide such further assurances and shall take all such other actions as Buyer may find necessary or appropriate to effectuate, record, evidence or confirm the transactions intended to be accomplished pursuant to this Agreement, including facilitating Buyer's assumption of the Assumed Liabilities, Buyer's receipt, possession, control, use or disposition of any of the Assets and the orderly transition of the Business to Buyer, or otherwise to carry out the intent of any provision of this Agreement.

9.5. Titles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing the terms and provisions hereof.

9.6. Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other provision or provisions may be invalid or unenforceable in whole or in part.

9.7. Execution; Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories hereto.

9.8. Entire Agreement. This Agreement and the other documents delivered pursuant hereto shall constitute the full and entire understanding and agreement among the parties with regard to the subject matter hereof and thereof, and supersede all prior agreements, understandings, inducements or conditions, express or implied, oral or written, except as herein contained. The express terms hereof shall control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

9.9. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without reference to the conflicts of laws provisions thereof. Each party hereby irrevocably consents to the exclusive jurisdiction of the Courts of Columbia County, Pennsylvania, and the United States District Court for the Eastern District of Pennsylvania. Each party irrevocably agrees that all actions or proceedings relating to this Agreement or any agreement entered into in connection herewith shall be litigated in such courts. Each party waives any objection which it may have based on lack of personal jurisdiction, improper venue or forum non conveniens to the conduct of any proceeding in any such court and waives personal service of any and all process upon them.

9.10. Advice of Legal Counsel. Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understands all of the terms and provisions of this Agreement. This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

[*signature page follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized agents on the day and year first above written.

BUYER:
THE NEW BERWICK CLUB, LP

By: The BGC Equity Group, LLC, its general partner
Name: ______________________________
Title: ______________________________

SELLER:
BERWICK GOLF CLUB, INC.

By: ________________________________
Name: ______________________________
Title: ______________________________

Exhibit G

Financial Statements
Years Ended October 31, 2008, and October 31, 2009

BERWICK GOLF CLUB, INC.

ANNUAL FINANCIAL STATEMENTS

OCTOBER 31, 2009 AND 2008

Berwick Golf Club, Inc.
Table of Contents
October 31, 2009 and 2008

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Accountants' Compilation Report

Board of Directors
Berwick Golf Club, Inc.
Berwick, Pennsylvania

We have compiled the accompanying statement of financial position of Berwick Golf Club, Inc. (a nonprofit corporation) as of October 31, 2009, and the related statements of activities and cash flows for the year then ended, and the accompanying supplementary information contained in the schedules of operating expenses, which is presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements and supplementary schedules information that is the representation of management. We have not audited or reviewed the accompanying financial statements and supplementary schedules, and accordingly, do not express an opinion or any other form of assurance on them.

As discussed in Note 2, certain conditions indicate that the Club may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Club be unable to continue as a going concern.

The 2008 financial statements of Berwick Golf Club, Inc. were compiled by other accountants whose report dated December 4, 2008 stated they did not express an opinion or any other form of assurance on those statements.

J. H. Williams & Co., LLP

December 8, 2009

www.jhwilliamscpa.com
270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Berwick Golf Club, Inc.
Statements of Financial Position
October 31, 2009 and 2008

		2009		As Restated See Note 10 2008
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	73,832	$	28,750
Dues and accounts receivable, net of allowance for uncollectible accounts of $12,000 in 2009 and 2008		24,897		28,409
Inventories		6,909		4,993
Prepaid expenses		9,679		38,157
TOTAL CURRENT ASSETS		115,317		100,309
PROPERTY AND EQUIPMENT - NET		1,580,411		1,658,939
	$	1,695,728	$	1,759,248
LIABILITIES AND NET ASSETS				
CURRENT LIABILITIES				
Demand note payable bank	$	38,547	$	22,000
Current maturities of long-term debt		23,552		21,700
Current portion of obligations under capital leases		1,094		11,363
Accounts payable, trade		112,621		97,338
Sales tax payable		1,137		1,030
Advance banquest deposits		330		230
Advances from members		6,400		-
Accrued salaries		7,171		4,946
Accrued payroll taxes		1,731		2,540
TOTAL CURRENT LIABILITIES		192,583		161,147
OBLIGATIONS UNDER CAPITAL LEASES		-		1,094
LONG-TERM DEBT		1,132,044		1,155,835
TOTAL LIABILITIES		1,324,627		1,318,076
NET ASSETS		371,101		441,172
	$	1,695,728	$	1,759,248

See accompanying notes to financial statements and independent accountants' compilation report.

Berwick Golf Club, Inc.
Statements of Activities
For the years ended October 31, 2009 and 2008

	2009	As Restated See Note 10 2008
OPERATING REVENUES AND ASSESSMENTS		
Member dues and initiation fees	$ 319,848	$ 371,191
Assessments and miscellaneous	135,408	205,590
Restaurant, net of cost of sales of $72,652 and $70,687	100,091	89,294
Bar, net of cost of sales of $51,462 and $63,314	71,594	74,827
Snack shop, net of cost of sales of $11,760 and $15,180	7,933	5,658
Golf	175,259	164,256
Small games of chance	9,001	-
TOTAL OPERATING REVENUES AND ASSESSMENTS	819,134	910,816
OPERATING EXPENSES		
Restaurant	102,862	109,192
Bar	40,221	49,107
Snack shop	2,608	1,496
Golf	383,561	440,640
Unallocated	297,648	389,119
TOTAL OPERATING EXPENSES	826,900	989,554
CHANGE IN NET ASSETS FROM OPERATIONS	(7,766)	(78,738)
OTHER CHANGES IN NET ASSETS		
Interest income	178	1,041
Interest expense	(62,883)	(70,149)
Gain on sale of assets	-	250
Membership shares issued	400	-
TOTAL OTHER CHANGES IN NET ASSETS	(62,305)	(68,858)
CHANGE IN NET ASSETS	(70,071)	(147,596)
NET ASSETS, BEGINNING OF YEAR	441,172	588,768
NET ASSETS, END OF YEAR	$ 371,101	$ 441,172

See accompanying notes to financial statements and independent accountants' compilation report.

Berwick Golf Club, Inc.
Statements of Cash Flows
For the years ended October 31, 2009 and 2008

	2009	As Restated See Note 10 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Change in net assets	$ (70,071)	$ (147,596)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Depreciation	79,840	131,796
Gain on sale of equipment	-	(250)
Changes in assets and liabilities:		
Dues and accounts receivable	3,512	20,535
Inventories	(1,916)	4,475
Prepaid expenses	28,478	3,858
Accounts payable, trade	15,282	68,184
Sales tax payable	107	(485)
Advance bequest deposits	100	-
Accrued salaries	2,225	(17,387)
Accrued payroll taxes	(809)	(1,210)
NET CASH PROVIDED BY OPERATING ACTIVITIES	56,748	61,920
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(1,311)	(8,304)
Proceeds from sale of equipment	-	250
NET CASH (USED IN) INVESTING ACTIVITIES	(1,311)	(8,054)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings on line of credit	16,547	22,000
Principal repayments of capital leases	(11,363)	(32,037)
Principal repayments of long-term debt	(21,939)	(63,036)
Advances from members	6,400	-
NET CASH (USED IN) FINANCING ACTIVITIES	(10,355)	(73,073)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	45,082	(19,207)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	28,750	47,957
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 73,832	$ 28,750
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 62,883	$ 70,149

See accompanying notes to financial statements and independent accountants' compilation report.

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations

Berwick Golf Club, Inc. (the "Club") is a nonprofit corporation organized for the purpose of operating a golf club for the benefit of its members. The Club's membership resides primarily in Columbia and Luzerne counties in Pennsylvania.

Cash Equivalents

Cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less when purchased.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dues and Accounts Receivable

Dues and accounts receivable are charged to bad debt expense when they are deemed uncollectible based upon a period review of the accounts by management.

Inventories

Inventories consist of food and liquor purchased for resale and are stated at the lower of aggregate cost (first in, first out method) or market.

Property and Equipment

Property and equipment is stated at cost. Expenditures that extend the useful life of an asset are capitalized. Routine repair and maintenance expenditures are expensed as incurred. The Club is providing for depreciation on the straight-line method based on lives, which, in the opinion of the Club's management, are adequate to allocate asset costs over their estimated useful lives.

Capital Leases

The Club is the lessee of point of service equipment and golf course maintenance equipment under capital leases expiring in various years through 2010. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments of the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated useful lives. Depreciation of assets under capital lease is included in depreciation expense.

Advertising

Advertising costs are charged to expense as incurred and amounted to $4,622 and $4,943 in 2009 and 2008, respectively.

Income Taxes

The Club is a not-for-profit corporation as described in Section 501(c)(7) of the Internal Revenue Code and is exempt from federal income taxes on its exempt income under Section 501(a) of the Code.

Presentation of Sales Taxes

The Commonwealth of Pennsylvania imposes a sales tax of 6% on all of the Club's sales to nonexempt customers. The Club collects that sales tax from customers and remits the tax collected, net of allowed discount, to the Commonwealth. The Club's accounting policy is to exclude the tax collected and remitted to the Commonwealth from revenues and costs of sales.

Recent Accounting Pronouncements

In May 2009, the FASB issued FASB ASC 855, (Statement No. 165 "Subsequent Events") which establishes general standards of accounting for and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. It requires an entity to disclose the date through which it has evaluated subsequent events and the basis for that date. FASB ASC 855 is effective for interim and annual periods ending after June 15, 2009. FASB ASC 855 was effective for the Club as of September 30, 2009. The adoption of FASB ASC 855 did not have a material impact on the Club's financial condition, results of operations or disclosures.

In June 2009, the FASB issued FASB ASC 105-10, Generally Accepted Accounting Principles (Statement No. 168 - *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles).* The new guidance replaces SFAS No. 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"). Rules and interpretative releases of the Securities and Exchange Commission under federal securities laws are also sources of authoritative GAAP for SEC registrants. The new standard became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Club's financial position or results of operations. Technical references to generally accepted accounting principles included in the Notes to Financial Statements are provided under the new FASB ASC structure with the prior terminology included parenthetically.

NOTE 2 – Going Concern Uncertainty

During 2009 and 2008, the Club incurred losses of $70,071 and $147,596, respectively. At October 31, 2009, the Club's current liabilities exceeded its current assets by $77,266. Management of the Club is exploring a combination of revenue enhancements and cost reduction measures in an attempt to stabilize the Club's finances. See also Note 8.

NOTE 3 – Property and Equipment

Property and equipment consist of the following:

		2009	2008
Building and improvements		$ 2,102,716	$ 2,102,716
Equipment		1,099,900	1,098,588
Land and land improvements		337,973	337,973
	TOTAL	3,540,589	3,539,277
Less: Accumulated depreciation		1,960,178	1,880,338
		$ 1,580,411	$ 1,658,939

NOTE 4 – Demand Note Payable, Bank

The Club has available a $40,000 unsecured line of credit facility, of which $38,547 and $22,000 were outstanding at October 31, 2009 and 2008, respectively. Borrowings under this facility are payable on demand and bear interest at the bank's prime rate (4.75% at October 31, 2009).

NOTE 5 – Net Assets

Membership shares are nontransferable and nonnegotiable. The stated value per share is $50 at October 31, 2009 and 2008. The proceeds from the issuance of membership shares to new members are reported in the accompanying statement of activities under the caption "Membership Shares Issued". The shares of resigned, dismissed or deceased members are cancelled and the related equity is retained by the Club as a component of net assets.

The components of net assets at October 31 are as follows:

	2009	2008
Membership shares outstanding	$ 6,150	$ 6,600
Membership shares retired	122,600	121,750
Accumulated earnings	242,351	312,822
TOTALS	$ 371,101	$ 441,172

NOTE 6 – Long-Term Debt

The following summarizes the components of long-term debt at October 31:

	2009	2008
Mortgage payable in monthly installments of $7,160 including interest at 5.5% per annum, adjustable every 60 months, through May 2019 when the entire balance is due; secured by substantially all of the Club's assets	$ 1,155,596	$ 1,177,535
Less: Current maturities	23,552	21,700
LONG-TERM DEBT	$ 1,132,044	$ 1,155,835

The future required principal payments on long-term debt for each of the next five years and in the aggregate are as follows:

Year ended October 31:		
2010	$	23,552
2011		24,777
2012		26,066
2013		27,421
2014		28,847
Thereafter		1,024,933
PROPERTY AND EQUIPMENT - NET	$	1,155,596

NOTE 7 – Obligations Under Capital Leases

Minimum future lease payments under capital leases as of October 31, 2009 are as follows:

Year ended October 31:		
2010	$	1,107
Less: Amount representing interest		(13)
PRESENT VALUE OF MINIMUM LEASE PAYMENTS	$	1,094

Property held under capital leases are as follows:

	2009	2008
Golf course maintenance equipment	$ 44,068	$ 44,068
Point of service system	26,481	26,481
Less: Accumulated depreciation	(65,973)	(57,048)
	$ 4,576	$ 13,501

Depreciation of property held under capital leases was $8,925 and $13,898 for the years ended October 31, 2009 and 2008.

NOTE 8 – Due to Members

Certain members advanced $6,400 in 2009 to the Club to investigate the feasibility of converting the Club to a for-profit stock corporation. In connection therewith, $3,700 was expended to retain legal counsel and appraisal fees to begin the study. Should the project be terminated the amounts due the members will be used as an offset to any future amounts due from the members to the Club.

NOTE 9 – Retirement Plan

The Club maintained a SIMPLE IRA retirement plan through December 2007, at which time the Plan was terminated. The Plan covered all employees whose annual compensation was at least $5,000. Contributions were made to the Plan at 2% of the participant's compensation.

The Club made contributions of $559 to the Plan for the year ended October 31, 2008, respectively.

NOTE 10 – Operating Leases

The Company leases certain golf maintenance equipment under a 48 month lease obligation requiring monthly payments of $3,530. At the end of the lease the Club has the option to turn in the equipment or purchase the equipment at fair market value. Total rents paid on such lease amounted to $42,366 and $17,652 for the years ended October 31, 2009 and 2008, respectively. Minimum future rentals under this lease are summarized as follows:

Fiscal year ending October 31:	
2010	$42,366
2011	42,366
2012	42,366
2013	24,713

NOTE 11 – Restatement of October 31, 2008 Financial Statements

During the year ended October 31, 2008 an operating lease for certain golf maintenance equipment was classified as a capital lease. The effects of the reclassification of the capital lease to an operating lease on the financial statements for the year ended October 31 are as follows:

	Property and Equipment Net	Capital Lease Obligations	Net Assets
As previously reported	$ 1,811,681	$ 164,268	$ 442,103
Adjustments:			
Capitalized golf club maintenace equipment and related lease obligation	(169,713)	(169,713)	-
Depreciation of capitalized equipment	16,971	-	16,971
Operating lease payments for golf maintenance equipment and related fees	-	17,902	(17,902)
TOTAL	(152,742)	(151,811)	(931)
AS RESTATED	$ 1,658,939	$ 12,457	$ 441,172

NOTE 12 – Subsequent Events

Management has evaluated subsequent events through December 8, 2009, which is the date that the Club's financial statements were available to be issued. No material subsequent events have occurred since June 30, 2009 that required recognition or disclosure in the accompanying financial statements.

Berwick Golf Club, Inc.

Schedules of Operating Expenses

For the years ended October 31, 2009 and 2008

	2009						2008 As Restated					
	Restaurant	Bar	Snack Shop	Golf	Unallocated	Total	Restaurant	Bar	Snack Shop	Golf	Unallocated	Total
Salaries and wages	$ 63,276	$ 21,094	$ 2,199	$ 162,895	$ 47,650	$ 297,114	$ 69,574	$ 30,430	$ 1,382	$ 174,205	$ 50,242	$ 325,833
Depreciation	614	1,279	-	16,612	61,335	79,840	723	1,372	-	65,678	64,023	131,796
Supplies	7,035	1,085	-	63,587	3,686	75,393	5,135	1,107	22	67,152	3,921	77,337
Management fees	-	-	-	-	(2,697)	(2,697)	-	-	-	-	65,826	65,826
Real estate taxes	-	-	-	-	54,521	54,521	-	-	-	-	51,842	51,842
Payroll taxes	10,423	6,121	409	20,458	5,266	42,677	13,572	7,007	92	22,982	5,685	49,338
Equipment rental	-	-	-	42,366	-	42,366	-	-	-	17,652	-	17,652
Insurance	-	3,047	-	-	27,438	30,485	-	2,533	-	-	33,344	35,877
Employee benefits	1,887	-	-	14,543	11,792	28,222	2,580	-	-	11,858	16,565	31,003
Electric	-	-	-	753	26,470	27,223	-	-	-	935	28,235	29,170
Tournament expenses	-	-	-	23,305	-	23,305	-	-	-	28,052	-	28,052
Heating oil	-	-	-	2,408	12,138	14,546	-	-	-	2,070	25,213	27,283
Repairs and maintenance	3,771	1,769	-	17,014	6,607	29,161	1,166	392	-	21,472	3,085	26,115
Gasoline and oil	-	-	-	15,682	-	15,682	-	-	-	25,682	-	25,682
Other operating expenses	147	4,080	-	927	8,339	13,493	1,042	3,461	-	1,330	4,799	10,632
Laundry and linens	4,602	786	-	-	245	5,633	5,645	1,365	-	-	1,282	8,292
LP gas	7,749	-	-	-	-	7,749	7,617	-	-	-	-	7,617
Bad debt	-	-	-	-	9,588	9,588	-	-	-	-	6,759	6,759
Software support	-	-	-	-	2,085	2,085	-	-	-	-	5,862	5,862
Advertising	2,178	-	-	514	1,930	4,622	749	133	-	89	3,972	4,943
Telephone	-	-	-	-	2,924	2,924	-	-	-	-	4,528	4,528
Professional fees	-	-	-	-	5,402	5,402	-	-	-	-	4,200	4,200
Postage	-	-	-	-	4,080	4,080	-	-	-	-	3,956	3,956
Sewer	-	-	-	1,063	5,697	6,760	-	-	-	543	3,400	3,943
Refuse removal	960	960	-	-	960	2,880	1,307	1,307	-	-	1,307	3,921
Dues and subscriptions	220	-	-	1,434	2,192	3,846	82	-	-	940	514	1,536
Retirement plan	-	-	-	-	-	-	-	-	-	-	559	559
TOTALS	$ 102,862	$ 40,221	$ 2,608	$ 383,561	$ 297,648	$ 826,900	$ 109,192	$ 49,107	$ 1,496	$ 440,640	$ 389,119	$ 989,554

See independent accountants' compilation report.

Exhibit H

Form of Accountant Consent

CONSENT OF ACCOUNTANT

[Accountant's Letterhead]

United States Securities and Exchange Commission
Attn:
Washington, DC 20549

I, ____________, CPA agrees to the inclusion of our Compilation Financial Statements of Berwick Golf Club, Inc. for the years ended October 31, 2008, and October 31, 2009, in that certain Offering Circular which accompanies The New Berwick Golf Club, LP's and The BGC Equity Group, LLC's (collectively, the "***Issuers***") Form 1-A which is being submitted to the addressee for the purposes selling securities in and of the Issuers and otherwise therein set forth, which may then be distributed to potential purchasers of such securities.

Sincerely,

____
_________________, CPA
Dated:

Exhibit I

Interim Financial Statement for Period Ended June 30, 2010

Berwick Golf Club
Balance Sheet
June 30,2010

Account Reference	CURRENT YEAR	PRIOR YEAR
ASSETS		
Cash	$ 77,397	$ 87,292
Cash BGC Conversion	2,400	0
Accounts Receivable	24,727	45,112
Deferred BGC Conversion Exp	3,700	0
Inventory	9,406	10,871
Total Current Assets	$ 117,631	$ 143,275
Fixed Assets		
Land	161,014	161,014
Buildings & Improvements	2,314,294	2,314,294
Equipment	1,065,281	1,233,683
Depreciation	2,004,920-	1,977,063-
Total Fixed Assets	$ 1,535,669	$ 1,731,928
Other Assets		
Prepaid Expenses	5,678	13,359
Total Other Assets	$ 5,678	$ 13,359
Total Assets	$ 1,658,977	$ 1,888,562
LIABILITIES		
Current Liabilities		
Accounts Payable	182,500	107,133
Payable to members BGC conversion	8,600	0
A/P Reciprocal Charges	333-	40
Payroll Taxes Payable	10,183	9,639
Sales Tax	1,557	1,563
Accrued Payroll	757	592
Unearned Income-Dues	36,828	32,657
Unearned-Gift Certificate	330	330
Total Current Liabilities	$ 240,422	$ 151,954

Berwick Golf Club
Balance Sheet
June 30,2010

Account Reference	CURRENT YEAR	PRIOR YEAR
Long Term Liabilities		
Note Payable-FNB-Bldg(P8)	1,139,890	1,163,174
Note Payable-FNB-Credit Line	40,000	27,000
Capital Lease-POS System	0	3,201
TORO Cap Lease No 7	0	123,567
	------------	------------
Total Long Term Liabilities	$ 1,179,890	$ 1,316,942
	===========	===========
CAPITAL		
Capital Stock	6,000	6,650
Contributed Capital	122,600	121,750
Retained Earnings	242,353	313,755
Profit/Loss YTD	132,288-	22,489-
	------------	------------
Total Capital	$ 238,665	$ 419,667
	------------	------------
Total Liabilities & Capital	$ 1,658,977	$ 1,888,562
	===========	===========

CURRENT PERIOD AMOUNTS							YEAR TO DATE AMOUNTS					
THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	THIS YEAR	%	LAST YEAR	%	BUDGET	%
						Income						
2,039	73.6-	1,020	4.7	0		Food Minimum	10,597	9.7-	10,642	35.3-	0	
20,994	758.3	30,675	142.5	0		Membership Dues	188,054	172.9	212,078	703.2	0	
4,744	171.4-	6,836	31.8	0		Building Assessment	46,972	43.2-	47,318	156.9	0	
530	19.2-	54	0.3	0		Miscellaneous	692	0.6-	1,093	3.6-	0	
50	1.8-	0		0		Cart Dues Income	16,610	15.3-	23,310	77.3-	0	
0		9,375	43.6	0		Special Assessment	220-	0.2	9,095	30.2-	0	
4,093	147.8	4,464	20.7	0		Greens Fees	14,006	12.9-	12,195	40.4-	0	
$ 32,450	1172.1	$ 52,424	243.6	$ 0		Total Non-Dept. Income	$ 276,712	254.4	$ 315,731	1046.	$ 0	
						**Departmental Income						
605	21.9-	2,202	10.2	0		Kitchen - Page 5	21,416-	19.7	6,543-	21.7	0	
5,453	196.9	6,510	30.3	0		Bar - Page 6	29,060	26.7-	26,623	88.3-	0	
4,917	177.6-	4,376	20.3	0		Carts - Page 8	14,718	13.5-	12,762	42.3-	0	
1,129	40.8-	518	2.4	0		Snack Shop - Page 7	1,210	1.1-	810	2.7-	0	
50-	1.8	0		0		Bag Storage - Page 10	3,800	3.5-	3,150	10.4-	0	
105	3.8-	0		0		Handicap Fee - Page 10	2,415	2.2-	2,020	6.7-	0	
19,376	699.8	20,147	93.6	0		Tournaments -Page 12	29,172	26.8-	40,402	134.0	0	
$ 31,535	1139.	$ 33,754	156.8	$ 0		Total Departmental Inc.	$ 58,959	54.2	$ 79,225	262.7	$ 0	
$ 63,986	2311.	$ 86,177	400.4	$ 0		Total Income	$ 335,671	308.6	$ 394,956	1309.	$ 0	
						Expenses						
27,552	995.1	31,672	147.2	0	0.0	Greens - Page 9	194,237	178.6	177,047	587.0	0	0.0
5,172	186.8	5,747	26.7	0	0.0	Pro- Page 10	24,689	22.7	21,613	71.7	0	0.0
15,101	545.4	11,123	51.7	0	0.0	Admin & Gen.-Page 11	118,199	108.7	106,929	354.6	0	0.0
15,448	558.0	8,852	41.1	0	0.0	Buliding - Page 12	77,804	71.5	65,826	218.3	0	0.0
285	10.3	310	1.4	0	0.0	Sewer - Page 12	1,676	1.5	1,433	4.8	0	0.0
0	0.0	0	0.0	0	0.0	Management Company	0	0.0	2,697-	8.9	0	0.0
$ 63,559	2295.	$ 57,704	268.1	$ 0		Total Expenses	$ 416,605	383.0	$ 370,151	1227.	$ 0	
$ 427	15.4	$ 28,473	132.3	$ 0		Operating Income	$ 80,934-	74.4	$ 24,805	82.3	$ 0	
						Other Income						
8	0.3-	20	0.1	0		Interest Income	58	0.1	117	0.4-	0	

CURRENT PERIOD AMOUNTS							YEAR TO DATE AMOUNTS					
THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	THIS YEAR	%	LAST YEAR	%	BUDGET	%
$ 8	0.3	$ 20	0.1	$ 0		Total Other Inc.	$ 58	0.1	$ 117	0.4	$ 0	
						Other Expenses						
5,080	183.5	5,126	23.8	0	0.0	Interest Expense	40,053	36.8	42,506	140.9	0	0.0
1,712	61.8	846	3.9	0	0.0	Service Charges	11,359	10.4	4,904	16.3	0	0.0
$ 6,791	245.3	$ 5,972	27.8	$ 0		Total Other Exp.	$ 51,412	47.3	$ 47,410	157.2	$ 0	
$ 6,357-	229.6	$ 22,522	104.7	$ 0		Net Income (Loss)	$ 132,288-	121.6	$ 22,489-	74.6	$ 0	
$ 0	0.0	$ 0	0.0	$ 0	0.0	Mortgage Principal Paid	$ 0	0.0	$ 0	0.0	$ 0	0.0
$ 6,357		$ 22,522-		$ 0		Total Cash Provided (Us	$ 132,288		$ 22,489		$ 0	

CURRENT PERIOD AMOUNTS THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	YEAR TO DATE AMOUNTS THIS YEAR	%	LAST YEAR	%	BUDGET	%
						Income						
$ 24,230	90.5	$ 22,053	91.1	$ 0		Kitchen	$ 93,874	92.4	$ 78,034	93.8	$ 0	
$ 2,542	9.5	$ 2,153	8.9	$ 0		House Gratuity	$ 7,728	7.6	$ 5,120	6.2	$ 0	
$ 26,772	100.0	$ 24,207	100.0	$ 0		Total Income	$ 101,602	100.0	$ 83,154	100.0	$ 0	
						Cost of Sales						
4,666	17.4	5,068	20.9	0	0.0	Beginning Inv.-Kitchen	28,533	28.1	22,993	27.7	0	0.0
13,346	49.9	11,088	45.8	0	0.0	Purchases-Kitchen	52,060	51.2	40,337	48.5	0	0.0
3,968-	14.8	5,639-	23.3	0	0.0	Ending Inv.-Kitchen	28,861-	28.4	27,643-	33.2	0	0.0
$ 14,043	52.5	$ 10,518	43.5	$ 0		Total Cost of Sales	$ 51,732	50.9	$ 35,687	42.9	$ 0	
$ 12,729	47.6	$ 13,689	56.6	$ 0		Gross Profit	$ 49,870	49.1	$ 47,467	57.1	$ 0	
						Payroll Related						
7,433	27.8	6,940	28.7	0	0.0	Wages-Kitchen	40,686	40.0	31,861	38.3	0	0.0
1,317	4.9	1,192	4.9	0	0.0	P/R Tax Expense-Kitchen	6,966	6.9	6,046	7.3	0	0.0
316	1.2	312	1.3	0	0.0	Health Insuranc-Kitchen	2,508	2.5	694	0.8	0	0.0
$ 9,066	33.9	$ 8,443	34.9	$ 0		Total Payroll Related	$ 50,160	49.4	$ 38,600	46.4	$ 0	
						Expenses						
846	3.2	542	2.2	0	0.0	Supplies-Kitchen	5,787	5.7	2,919	3.5	0	0.0
476	1.8	773	3.2	0	0.0	Repair/Maint-Kitchen	2,022	2.0	3,494	4.2	0	0.0
945	3.5	973	4.0	0	0.0	LP Gas-Kitchen	5,931	5.8	4,817	5.8	0	0.0
0	0.0	0	0.0	0	0.0	Dues & Subscription	0	0.0	180	0.2	0	0.0
0	0.0	0	0.0	0	0.0	Advertising	1,979	2.0	862	1.0	0	0.0
0	0.0	0	0.0	0	0.0	Decorations	172	0.2	62	0.1	0	0.0
83	0.3	110	0.5	0	0.0	Garbage-Kitchen	398	0.4	520	0.6	0	0.0
655	2.5	598	2.5	0	0.0	Laundry-Kitchen	4,323	4.3	2,091	2.5	0	0.0
0	0.0	0	0.0	0	0.0	Miscellaneous-Kitchen	82	0.1	82	0.1	0	0.0
$ 3,004	11.2	$ 2,996	12.4	$ 0		Total Expenses	$ 20,695	20.4	$ 15,028	18.1	$ 0	
$ 12,070	45.1	$ 11,439	47.3	$ 0		Total Expense/Payroll Rel	$ 70,854	69.7	$ 53,628	64.5	$ 0	
54	0.2	48	0.2	0	0.0	Dep. Expense-Kitchen	431	0.4	381	0.5	0	0.0
$ 605	2.3	$ 2,202	9.1	$ 0		Net Income (Loss)	$ 21,416-	21.1	$ 6,543-	7.9	$ 0	

Berwick Golf Club

June 30,2010

CURRENT PERIOD AMOUNTS							YEAR TO DATE					
THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	THIS YEAR	%	LAST YEAR	%	BUDGET	
						Income						
$ 24,230	90.5	$ 22,053	91.1	$ 0		Kitchen	$ 93,874	92.4	$ 78,034	93.8	$ 0	
$ 2,542	9.5	$ 2,153	8.9	$ 0		House Gratuity	$ 7,728	7.6	$ 5,120	6.2	$ 0	
$ 26,772	100.0	$ 24,207	100.0	$ 0		Total Income	$ 101,602	100.0	$ 83,154	100.0	$ 0	
						Cost of Sales						
4,666	17.4	5,068	20.9	0	0.0	Beginning Inv.-Kitchen	28,533	28.1	22,993	27.7	0	0.0
13,346	49.9	11,088	45.8	0	0.0	Purchases-Kitchen	52,060	51.2	40,337	48.5	0	0.0
3,968-	14.8	5,639-	23.3	0	0.0	Ending Inv.-Kitchen	28,861-	28.4	27,643-	33.2	0	0.0
$ 14,043	52.5	$ 10,518	43.5	$ 0		Total Cost of Sales	$ 51,732	50.9	$ 35,687	42.9	$ 0	
$ 12,729	47.6	$ 13,689	56.6	$ 0		Gross Profit	$ 49,870	49.1	$ 47,467	57.1	$ 0	
						Payroll Related						
7,433	27.8	6,940	28.7	0	0.0	Wages-Kitchen	40,686	40.0	31,861	38.3	0	0.0
1,317	4.9	1,192	4.9	0	0.0	P/R Tax Expense-Kitchen	6,966	6.9	6,046	7.3	0	0.0
316	1.2	312	1.3	0	0.0	Health Insuranc-Kitchen	2,508	2.5	694	0.8	0	0.0
$ 9,066	33.9	$ 8,443	34.9	$ 0		Total Payroll Related	$ 50,160	49.4	$ 38,600	46.4	$ 0	
						Expenses						
846	3.2	542	2.2	0	0.0	Supplies-Kitchen	5,787	5.7	2,919	3.5	0	0.0
476	1.8	773	3.2	0	0.0	Repair/Maint-Kitchen	2,022	2.0	3,494	4.2	0	0.0
945	3.5	973	4.0	0	0.0	LP Gas-Kitchen	5,931	5.8	4,817	5.8	0	0.0
0	0.0	0	0.0	0	0.0	Dues & Subscription	0	0.0	180	0.2	0	0.0
0	0.0	0	0.0	0	0.0	Advertising	1,979	2.0	862	1.0	0	0.0
0	0.0	0	0.0	0	0.0	Decorations	172	0.2	62	0.1	0	0.0
83	0.3	110	0.5	0	0.0	Garbage-Kitchen	398	0.4	520	0.6	0	0.0
655	2.5	598	2.5	0	0.0	Laundry-Kitchen	4,323	4.3	2,091	2.5	0	0.0
0	0.0	0	0.0	0	0.0	Miscellaneous-Kitchen	82	0.1	82	0.1	0	0.0
$ 3,004	11.2	$ 2,996	12.4	$ 0		Total Expenses	$ 20,695	20.4	$ 15,028	18.1	$ 0	
$ 12,070	45.1	$ 11,439	47.3	$ 0		Total Expense/Payroll Rel	$ 70,854	69.7	$ 53,628	64.5	$ 0	
54	0.2	48	0.2	0	0.0	Dep. Expense-Kitchen	431	0.4	381	0.5	0	0.0
$ 605	2.3	$ 2,202	9.1	$ 0		Net Income (Loss)	$ 21,416-	21.1	$ 6,543-	7.9	$ 0	

CURRENT PERIOD AMOUNTS: THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	YEAR TO DATE AMOUNTS: THIS YEAR	%	LAST YEAR	%	BUDGET	%
						Income						
$ 15,876	100.0	$ 15,300	100.0	$ 0		Bar	$ 74,203	100.0	$ 73,237	100.0	$ 0	
$ 1,000	6.3	$ 1,000	6.5	$ 0		Small Games of Chance	$ 7,891	10.6	$ 6,001	8.2	$ 0	
$ 16,876	106.3	$ 16,300	106.5	$ 0		Total Bar Income	$ 82,094	110.6	$ 79,238	108.2	$ 0	
						Cost of Sales						
4,152	26.2	3,107	20.3	0	0.0	Beginning Inventory-Bar	27,750	37.4	24,007	32.8	0	0.0
6,442	40.6	6,146	40.2	0	0.0	Purchases-Bar	31,344	42.2	30,016	41.0	0	0.0
4,525-	28.5	3,612-	23.6	0	0.0	Ending Inventory-Bar	29,346-	39.6	24,876-	34.0	0	0.0
$ 6,068	38.2	$ 5,642	36.9	$ 0		Total Cost of Sales	$ 29,748	40.1	$ 29,146	39.8	$ 0	
$ 10,808	68.1	$ 10,658	69.7	$ 0		Gross Profit	$ 52,345	70.5	$ 50,092	68.4	$ 0	
						Payroll Related						
1,796	11.3	2,252	14.7	0	0.0	Wages-Bar	11,065	14.9	12,538	17.1	0	0.0
590	3.7	656	4.3	0	0.0	P/R Tax Expense-Bar	3,222	4.3	3,703	5.1	0	0.0
$ 2,386	15.0	$ 2,909	19.0	$ 0		Total Payroll Related	$ 14,288	19.3	$ 16,242	22.2	$ 0	
						Expenses						
93	0.6	0	0.0	0	0.0	Supplies-Bar	111	0.2	363	0.5	0	0.0
1,693	10.7	0	0.0	0	0.0	Repair/Maintenance-Bar	2,321	3.1	0	0.0	0	0.0
225	1.4	236	1.5	0	0.0	Liability Insurance-Bar	1,853	2.5	2,104	2.9	0	0.0
89	0.6	61	0.4	0	0.0	Laundry-Bar	546	0.7	421	0.6	0	0.0
83	0.5	110	0.7	0	0.0	Garbage-Bar	398	0.5	520	0.7	0	0.0
161	1.0	159	1.0	0	0.0	Cable - Bar	1,289	1.7	1,255	1.7	0	0.0
360	2.3	410	2.7	0	0.0	Liquor License-Bar	360	0.5	910	1.2	0	0.0
0	0.0	0	0.0	0	0.0	Bar-Misc.	50	0.1	0	0.0	0	0.0
0	0.0	0	0.0	0	0.0	Advertising	480	0.7	0	0.0	0	0.0
159	1.0	159	1.0	0	0.0	Small Games Chance	736	1.0	816	1.1	0	0.0
$ 2,862	18.0	$ 1,135	7.4	$ 0		Total Expenses	$ 8,144	11.0	$ 6,389	8.7	$ 0	
$ 5,249	33.1	$ 4,044	26.4	$ 0		Total Expense/Payroll Rel	$ 22,432	30.2	$ 22,630	30.9	$ 0	
107	0.7	105	0.7	0	0.0	Dep. Expense-Bar	853	1.2	838	1.1	0	0.0
$ 5,453	34.3	$ 6,510	42.6	$ 0		Net Income (Loss)	$ 29,060	39.2	$ 26,623	36.4	$ 0	

CURRENT PERIOD AMOUNTS							YEAR TO DATE AMOUNTS					
THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	THIS YEAR	%	LAST YEAR	%	BUDGET	%
						Income						
$ 4,750	17.9	$ 4,035	15.1	$ 0		Snack Shop	$ 8,626	20.2	$ 7,329	14.5	$ 0	
$ 4,750	17.9	$ 4,035	15.1	$ 0		Total Income	$ 8,626	20.2	$ 7,329	14.5	$ 0	
						Cost of Sales						
1,215	4.6	965	3.6	0	0.0	Beginning Inv.-Snack Shop	2,898	6.8	1,215	2.4	0	0.0
2,008	7.6	2,149	8.1	0	0.0	Purchases-Snack Shop	5,728	13.4	5,766	11.4	0	0.0
913-	3.4	420-	1.6	0	0.0	Ending Inv.-Snack Shop	3,472-	8.1	1,573-	3.1	0	0.0
$ 2,310	8.7	$ 2,694	10.1	$ 0		Total Cost of Sales	$ 5,154	12.1	$ 5,408	10.7	$ 0	
$ 2,439	9.2	$ 1,341	5.0	$ 0		Gross Profit	$ 3,471	8.1	$ 1,921	3.8	$ 0	
						Payroll Related						
1,103	4.2	694	2.6	0	0.0	Wges-Snack Shop	1,903	4.5	937	1.9	0	0.0
208	0.8	130	0.5	0	0.0	P/R Tax Expense-Snack Sho	358	0.8	174	0.3	0	0.0
$ 1,310	4.9	$ 823	3.1	$ 0		Total Payroll Related	$ 2,261	5.3	$ 1,111	2.2	$ 0	
						Expenses						
$ 0		$ 0		$ 0		Total Expenses	$ 0		$ 0		$ 0	
$ 1,310	4.9	$ 823	3.1	$ 0		Total Expense/Payroll Rel	$ 2,261	5.3	$ 1,111	2.2	$ 0	
$ 1,129	4.3	$ 518	1.9	$ 0		Net Income (Loss)	$ 1,210	2.8	$ 810	1.6	$ 0	

Carts Schedule
June 30,2010

CURRENT PERIOD AMOUNTS							YEAR TO DATE AMOUNTS					
THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	THIS YEAR	%	LAST YEAR	%	BUDGET	%
						Income						
5,584	100.0	4,563	100.0	0		Cart Rentals	18,245	100.0	14,729	100.0	0	
$ 5,584	100.0	$ 4,563	100.0	$ 0		Total Income	$ 18,245	100.0	$ 14,729	100.0	$ 0	
						Payroll Related						
$ 0		$ 0		$ 0		Total Payroll Related	$ 0		$ 0		$ 0	
						Expenses						
630	11.3	0	0.0	0	0.0	Gasoline & Oil-Carts	2,862	15.7	1,631	11.1	0	0.0
37	0.7	187	4.1	0	0.0	Repair/Maint.-Carts	665	3.7	335	2.3	0	0.0
$ 667	11.9	$ 187	4.1	$ 0		Total Expenses	$ 3,528	19.3	$ 1,967	13.4	$ 0	
$ 667	11.9	$ 187	4.1	$ 0		Total Expense/Payroll Rel	$ 3,528	19.3	$ 1,967	13.4	$ 0	
$ 4,917	88.1	$ 4,376	95.9	$ 0		Net Income (Loss)	$ 14,718	80.7	$ 12,762	86.7	$ 0	

Greens Schedule
June 30,2010

CURRENT PERIOD AMOUNTS							YEAR TO DATE AMOUNTS					
THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	THIS YEAR	%	LAST YEAR	%	BUDGET	%
						INCOME						
$ 0		$ 0		$ 0		TOTAL INCOME	$ 0		$ 0		$ 0	
						Payroll Related						
16,606	69.1	13,854	43.7	0	0.0	Wages-Greens	67,409	40.6	60,202	34.0	0	0.0
2,185	9.1	1,612	5.1	0	0.0	P/R Tax Expense-Greens	9,515	5.7	8,536	4.8	0	0.0
1,371	5.7	1,036	3.3	0	0.0	Health Insurance-Greens	10,830	6.5	8,336	4.7	0	0.0
$ 20,162	83.9	$ 16,503	52.1	$ 0		Total Payroll Related	$ 87,754	52.9	$ 77,075	43.5	$ 0	
						Expenses						
147	0.6	55	0.2	0	0.0	Course Supplies - Greens	245	0.2	129	0.1	0	0.0
184	0.8	29	0.1	0	0.0	Shop Supplies - Greens	469	0.3	94	0.1	0	0.0
0	0.0	2,680	8.5	0	0.0	Chemicals - Greens	31,204	18.8	27,960	15.8	0	0.0
0	0.0	0	0.0	0	0.0	Heat Greens-Shed	5,768	3.5	2,408	1.4	0	0.0
0	0.0	5,640	17.8	0	0.0	Fertilizer - Greens	16,090	9.7	15,898	9.0	0	0.0
0	0.0	0	0.0	0	0.0	Seed - Greens	365	0.2	0	0.0	0	0.0
0	0.0	0	0.0	0	0.0	Sewer-Greens	373	0.2	369	0.2	0	0.0
119	0.5	96	0.3	0	0.0	Irrigation - Greens	1,516	0.9	1,343	0.8	0	0.0
352	1.5	1,121	3.5	0	0.0	Repair/Maint-Grns.Equip.	6,869	4.1	4,518	2.6	0	0.0
0	0.0	0	0.0	0	0.0	Sand & Stone - Greens	1,418	0.9	2,751	1.6	0	0.0
182	0.8	0	0.0	0	0.0	Course Improvement	733	0.4	24	0.0	0	0.0
1,674	7.0	560	1.8	0	0.0	Gasoline & Oil-Greens	5,859	3.5	4,617	2.6	0	0.0
54	0.2	54	0.2	0	0.0	Auto Expense	591	0.4	511	0.3	0	0.0
142	0.6	36	0.1	0	0.0	Beautification - Greens	142	0.1	36	0.0	0	0.0
175	0.7	26	0.1	0	0.0	Utilities - Greens	861	0.5	338	0.2	0	0.0
205	0.9	55	0.2	0	0.0	Dues/Meetings - Greens	745	0.5	425	0.2	0	0.0
3,530	14.7	0	0.0	0	0.0	Equipment Rental - Greens	28,244	17.0	0	0.0	0	0.0
$ 6,766	28.2	$ 10,351	32.7	$ 0		Total Expenses	$ 101,493	61.1	$ 61,422	34.7	$ 0	
$ 26,928	112.1	$ 26,853	84.8	$ 0		Total Expense/Payroll Rel	$ 189,248	114.0	$ 138,496	78.2	$ 0	
449	1.9	4,641	14.7	0	0.0	Dep. Exp.-Greens Equip.	3,590	2.2	37,129	21.0	0	0.0
175	0.7	178	0.6	0	0.0	Depr.Exp.-Cart Paths	1,399	0.8	1,421	0.8	0	0.0
$ 27,552-	114.7	$ 31,672-	100.0	$ 0		Net Income (Loss)	$ 194,237-	117.0	$ 177,047-	100.0	$ 0	

CURRENT PERIOD AMOUNTS THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	YEAR TO DATE AMOUNTS THIS YEAR	%	LAST YEAR	%	BUDGET	%
50-	100.0	0		0		Bag Storage	3,800	100.0	3,150	100.0	0	
105	210.0-	0		0		Handicap Fee	2,415	63.6	2,020	64.1	0	
$ 55	110.0	$ 0		$ 0		Total Income	$ 6,215	163.6	$ 5,170	164.1	$ 0	
						Payroll Related						
4,482	8963.1	4,800	0.0	0	0.0	Wages-Proshop	20,144	530.1	18,256	579.6	0	0.0
691	1381.4	736	0.0	0	0.0	P/R Tax Expense-Pro	2,862	75.3	2,792	88.6	0	0.0
$ 5,172	10344.	$ 5,537		$ 0		Total Payroll Related	$ 23,007	605.4	$ 21,048	668.2	$ 0	
						Expenses						
0	0.0	0	0.0	0	0.0	Supplies-Pro	1,622	42.7	0	0.0	0	0.0
0	0.0	0	0.0	0	0.0	Dues & Subcriptions	60	1.6	285	9.1	0	0.0
0	0.0	210	0.0	0	0.0	Advertising	0	0.0	280	8.9	0	0.0
$ 0		$ 210		$ 0		Total Expenses	$ 1,682	44.3	$ 565	17.9	$ 0	
$ 5,172	10344.	$ 5,747		$ 0		Total Expenses P/R - Pro	$ 24,689	649.7	$ 21,613	686.1	$ 0	
$ 5,117-	10234.	$ 5,747-		$ 0		Net Income(Loss)	$ 18,474-	486.2	$ 16,443-	522.0	$ 0	

CURRENT PERIOD AMOUNTS							YEAR TO DATE AMOUNTS					
THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	THIS YEAR	%	LAST YEAR	%	BUDGET	%
						Payroll Related						
3,727	24.7	3,727	33.5	0	0.0	Wages-Administration	30,746	26.0	25,639	24.0	0	0.0
285	1.9	285	2.6	0	0.0	P/R Tax Expense-Admin.	3,716	3.1	3,166	3.0	0	0.0
878	5.8	978	8.8	0	0.0	Insurance - Admin.	6,766	5.7	7,897	7.4	0	0.0
$ 4,890	32.4	$ 4,990	44.9	$ 0		Total Payroll Related	$ 41,228	34.9	$ 36,702	34.3	$ 0	
						Expenses						
250	1.7	166	1.5	0	0.0	Telephone	1,890	1.6	2,035	1.9	0	0.0
347	2.3	610	5.5	0	0.0	Postage	2,768	2.3	2,733	2.6	0	0.0
4,112	27.2	4,969	44.7	0	0.0	Real Estate Taxes	33,988	28.8	35,005	32.8	0	0.0
1,139	7.5	1,139	10.2	0	0.0	Insurance	10,517	8.9	8,668	8.1	0	0.0
449	3.0	38	0.3	0	0.0	Office Supplies	1,553	1.3	1,550	1.5	0	0.0
0	0.0	0	0.0	0	0.0	Repair/Maintain	47	0.0	254	0.2	0	0.0
1,460	9.7	1,490	13.4	0	0.0	Dues & Subscriptions	2,270	1.9	1,767	1.7	0	0.0
1,058	7.0	0	0.0	0	0.0	Software Support	3,174	2.7	1,027	1.0	0	0.0
0	0.0	0	0.0	0	0.0	Professional Fees	6,350	5.4	5,402	5.1	0	0.0
1,142	7.6	2,533-	22.8	0	0.0	Insurance-Workman's Comp.	10,692	9.1	8,403	7.9	0	0.0
0	0.0	0	0.0	0	0.0	Advertising	1,506	1.3	1,210	1.1	0	0.0
0	0.0	0	0.0	0	0.0	Decorations	183	0.2	43	0.0	0	0.0
0	0.0	0	0.0	0	0.0	Miscellaneous-Admin	0	0.0	94	0.1	0	0.0
254	1.7	254	2.3	0	0.0	Deprec.Exp-Office Equip.	2,034	1.7	2,034	1.9	0	0.0
$ 10,211	67.6	$ 6,133	55.1	$ 0		Total Expenses	$ 76,971	65.1	$ 70,227	65.7	$ 0	
15,101	100.0	11,123	100.0	0		Total Expenses/P/R - G&A	118,199	100.0	106,929	100.0	0	

THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	THIS YEAR	%	LAST YEAR	%	BUDGET	%
CURRENT PERIOD AMOUNTS							YEAR TO DATE AMOUNTS					
						Building						
						Payroll Related						
614	3.9	430	4.7	0	0.0	Wages-Building	3,704	4.7	2,076	3.1	0	0.0
116	0.7	79	0.9	0	0.0	P/R Tax Exp.-Building	695	0.9	352	0.5	0	0.0
0	0.0	0	0.0	0	0.0	Health Ins.-Building	0	0.0	22	0.0	0	0.0
$ 730	4.6	$ 509	5.6	$ 0		Total Payroll Related	$ 4,399	5.5	$ 2,450	3.6	$ 0	
						Expenses						
494	3.1	159	1.7	0	0.0	Supplies-Building	1,020	1.3	562	0.8	0	0.0
0	0.0	0	0.0	0	0.0	Laundry - Lockers	0	0.0	245	0.4	0	0.0
83	0.5	110	1.2	0	0.0	Garbage-Building	398	0.5	520	0.8	0	0.0
1,725	11.0	100	1.1	0	0.0	Repair/Maint-Building	4,837	6.1	3,015	4.5	0	0.0
7,187	45.7	2,660	29.0	0	0.0	Electric-Building	18,079	22.8	13,213	19.7	0	0.0
676	4.3	570	6.2	0	0.0	Oil-Building	12,593	15.8	7,872	11.7	0	0.0
0	0.0	8	0.1	0	0.0	Deprec Exp-Lockers	0	0.0	62	0.1	0	0.0
2,503	15.9	2,693	29.4	0	0.0	Deprec Exp-Building	20,026	25.2	21,543	32.0	0	0.0
58	0.4	178	1.9	0	0.0	Deprec Exp-Parking Lot	460	0.6	1,421	2.1	0	0.0
1,994	12.7	1,866	20.4	0	0.0	Deprec Exp-Bldg & Impr	15,949	20.1	14,924	22.2	0	0.0
0	0.0	0	0.0	0	0.0	Miscellaneous-Building	44	0.1	0	0.0	0	0.0
$ 14,719	93.6	$ 8,343	91.1	$ 0		Total Expenses	$ 73,405	92.4	$ 63,376	94.2	$ 0	
$ 15,448	98.2	$ 8,852	96.6	$ 0		Total Exp./P/R-Building	$ 77,804	97.9	$ 65,826	97.9	$ 0	
						Grounds						
						Expenses						
285	1.8	310	3.4	0	0.0	Sewer	1,676	2.1	1,433	2.1	0	0.0
$ 285	1.8	$ 310	3.4	$ 0		Total Expenses	$ 1,676	2.1	$ 1,433	2.1	$ 0	

CURRENT PERIOD AMOUNTS							YEAR TO DATE AMOUNTS					
THIS YEAR	%	LAST YEAR	%	BUDGET	%	ACCOUNT REFERENCE	THIS YEAR	%	LAST YEAR	%	BUDGET	%
						Income						
26,570	100.0	26,677	100.0	0		Tournament Income	42,782	100.0	50,617	100.0	0	
$ 26,570	100.0	$ 26,677	100.0	$ 0		Total Income	$ 42,782	100.0	$ 50,617	100.0	$ 0	
						Expenses						
5,820	21.9	6,530	24.5	0	0.0	Tournament Prizes	6,820	15.9	6,530	12.9	0	0.0
1,374	5.2	0	0.0	0	0.0	Misc. Tournament Exp.	6,789	15.9	3,685	7.3	0	0.0
$ 7,194	27.1	$ 6,530	24.5	$ 0		**Total Expenses**	$ 13,609	31.8	$ 10,215	20.2	$ 0	
$ 19,376	72.9	$ 20,147	75.5	$ 0		**Net Tournament Income**	$ 29,172	68.2	$ 40,402	79.8	$ 0	

June 30,2010

	Beginning Balance	Current Activity	Ending Balance
Cash	$67,899	$9,498	$77,397
Net Profit <Loss>	108,109-	3,827-	111,935-
Membership Shares Issued	6,000	0	6,000
Depreciation	1,999,327	5,593	2,004,920
Changes in assets and liabilit			
Accounts Receivable, Net	20,658-	4,069-	24,727-
Inventory	10,033-	626	9,406-
Prepaid Expenses	12,004-	5,448	6,556-
Transfer Account	3,069	2,191-	878
Accounts Payable Trade	178,477	3,690	182,167
Accred Payroll Taxes	9,749	2,748	12,497
Unearned Income/Advance Deposi	31,254	5,904	37,158
Net Cash Provided by Operating	$2,077,073	$13,922	$2,090,995
Cash Flow Investing Activity			
Buildings and Equipment	3,540,589	0	3,540,589
Net Cash Used by Invest Act	$3,540,589	$0	$3,540,589
Cash Flows Financing Act			
Note Payable-FNB-Cred Lin	40,000	0	40,000
Note Payable-FNB-Bldg(P8)	1,141,784	1,894-	1,139,890
Net Cash Provided (Used)	$1,181,784	$1,894-	$1,179,890
Net Inc (Dec) in Cash/Equiv	$281,732-	$12,029	$269,703-

PART III

EXHIBITS

Exhibit Index

Exhibit A

Legal Opinion

Opinion Regarding Legality

Jeffrey H. Nicholas
Direct Dial: (215) 918-3639
Email Address: jnicholas@foxrothschild.com

____________, 2010

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Ladies and Gentlemen:

Fox Rothschild LLP is counsel for The New Berwick Golf Club, LP, a Pennsylvania limited partnership (the "Partnership") and The BGC Equity Group, LLC, a Pennsylvania limited liability company that is the general partner of the Partnership (the "Company"), and, as such, have acted as counsel to the Partnership and the Company in connection with the preparation of the Offering Statement on Form-1-A pursuant to Regulation A promulgated under the Securities Act of 1933, as amended ("Offering Statement") and the issuance of up to 20,000 limited partnership interest of the Partnership and up to 20,000 limited liability membership units of the Company (collectively the "Securities").

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company. The opinion expressed below is limited to matters governed by the Pennsylvania Limited Partnership Act and Pennsylvania Limited Liability Company Act.

Based on the foregoing, we are of the opinion that the Securities, when issued and delivered by the Company and Partnership to subscribers as provided for in the Offering Statement, will be legally issued, fully paid and nonassessable.

We hereby consent to being named as counsel to the Company and the Partnership in the Offering Statement and to the inclusion of this opinion as an exhibit to the Offering Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

FOX ROTHSCHILD LLP

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Regulation A Offering Statement has been signed on behalf of the undersigned, thereunto duly authorized in the borough of Berwick, Commonwealth of Pennsylvania, on AUGUST 16, 2010.

THE NEW BERWICK GOLF CLUB, LP
THE BGC EQUITY GROUP, LLC

By: /s/ Thomas Gray
Name: Thomas Gray
Title: President and Manager

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas Gray and George Forese his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Regulation A Offering Statement (including post-effective amendments or any abbreviated offering statement and any amendments thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Regulation A Offering Statement has been signed by the following persons in the capacities indicated on AUGUST 16, 2010.

Signature	Title
Thomas Gray	President and Manager
George Forese	Secretary and Manager
Thomas Fetterman	Treasurer and Manager
Joseph Felock	Manager
Michael Lally	Manager

F. PETER JAEGER

CAROL VEZENDY

EX1 927993v1 08/13/10